2022
Annual Report



A SNAPSHOT OF SUCCESS[1]

20+
Years of Operation

$30B
Enterprise Value

BBB+
Credit Rating[2]

>1,200
Properties

24M
Square Foot
Office Portfolio[3]

~100
Industry-Leading
Relationships

18%
Compound Annual
Total Stockholder
Return CAGR
since 1999[4]

$5.5B
Assets Under
Management in the
Ventas Investment
Management Platform

(1) Information as of December 31, 2022.

(2) BBB+ rating from Fitch and Standard & Poor's; Baa1 from Moody's.

(3) Inclusive of Life Science, R&I developments underway and exclusive of non-consolidated properties.

(4) Bloomberg, for the period beginning December 31, 1999, and ending December 31, 2022. Ventas stock price adjusted historically for spin-off of Care Capital Properties, Inc. on August 17, 2015.

Doctors Center at Emory St. Joseph's Hospital | Atlanta, GA

LETTER TO STOCKHOLDERS

2022 was a year of action at Ventas.

We achieved top-tier results across the enterprise and successfully strengthened our diversified portfolio of healthcare real estate assets, as we doubled down on our commitment to excellence and to our values. I am proud of our accomplishments in delivering for our stockholders.

Ventas's business momentum is strong. Our nation's aging population is growing at a faster rate than we have ever seen, and our portfolio of high-quality senior housing communities, medical office buildings and university-based life science, research and innovation properties is well positioned to meet the needs of this large and growing demographic. As we look across the real estate landscape, we feel optimistic given the strong demand and growth opportunities that differentiate us from many other commercial real estate sectors.



We are at the start of a multiyear growth and recovery cycle in senior housing, and Ventas has taken decisive action to win the recovery. In 2022, we delivered outstanding senior housing operating portfolio (SHOP) year-over-year same-store cash net operating income (NOI) growth of 13.4%,* including fourth quarter same-store cash NOI growth of over 19%.* We expect to capture continued upside in senior housing, with revenue growth driven by pricing improvements and significantly improved occupancy throughout 2023. Our medical office buildings (MOBs) delivered record same-store cash NOI growth of 3.4%,* driven by strong organic performance and prudent expense management. This performance was complemented by strong contributions from our Life Science, Research & Innovation (R&I) portfolio. The Company also earned its first promote revenue as a general partner in Ventas Investment Management (VIM), our third-party institutional capital management business. This success demonstrated the significant value creation of the VIM platform for its investors and Ventas's stockholders. Since its launch in 2020, VIM has grown to $5.5 billion in assets under management.

With strong execution came strong financial performance. In 2022, Ventas performed among the top REITs in the S&P 500 and delivered industry-leading total shareholder return (TSR) that outperformed all major REIT benchmarks for the year, including beating the Nareit Health Care Index by more than 13% and the MSCI US REIT Index by approximately 16%. We extended our track record of over 18% compound annual returns to stockholders since the beginning of 2000 and delivered three-year compound annual TSR that outperformed the Nareit Health Care Index by 2.74% — a significant accomplishment given the COVID-related challenges we faced during the period.

These achievements are made possible by an experienced and talented team committed to winning together. Our people power our performance, and we have continued to make investments in our colleagues' success, health, wellness and financial well-being. We have also adapted to employees' expectations in the workplace, while prioritizing performance, productivity and collaboration.

* Some of the financial measures discussed in this letter are non-GAAP financial measures. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are included in our Supplemental Data dated February 9, 2023 available at https://ir.ventasreit.com/financials/annual-reports-and-supplementalinformation/default.aspx

Debra A. Cafaro
Chairman and
Chief Executive Officer

An Unprecedented Organic Opportunity, with Ventas at the Forefront

Ventas operates at the intersection of two large and dynamic markets — healthcare and real estate. Record projected growth in the U.S. senior population is accelerating demand for our diversified portfolio of over 1,200 assets, which are unified in serving the large and growing aging demographic. Our size and scale, unmatched expertise, applied insights and strong partnerships drive a competitive advantage that positions Ventas at the forefront in our ability to capture this unprecedented organic growth opportunity.



Powerful Demographic Tailwinds

The demand fundamentals that support our business are strong and getting stronger, with projected U.S. population growth of 41% among individuals ages 80 and older by 2030.

65+ population growth projections, 2010 – 2030[1]

The U.S. senior population is expected to experience record growth in the coming years.



'20–'30 CAGR*

3.8%	80+	
2.8%	70-79	
1.0%	65-69	

*   Compound Annual Growth Rate

Portfolio Aligned with Growth Drivers

Ventas has curated a diversified portfolio of high-quality assets, which has proven to perform well in a variety of economic cycles and is responsive to evolving sector-specific fundamentals. In SHOP, we expect low supply exposure, accelerating demand and continued advantages driven by our favorable community locations. In MOBs, we have advantaged locations with strong hospital affiliations, driving consistent and compounding growth. And in Life Science, R&I, our high-quality university partnerships and strong credit tenant base position Ventas for continued expansion with leading research institutions.

2022 Year-End NOI Composition[2]



(1)   Population estimates sourced from Oxford Economics.

(2)   Portfolio percentage based on Annualized Adjusted NOI as of December 31, 2022. Annualized Adjusted NOI is a means of presenting Ventas's portfolio composition and is not used to monitor financial performance.













Active Management and Strong Partnerships

Our active asset management approach is informed and strengthened by Ventas Operational Insights (OI)™, our powerful analytical platform which leverages our vast and growing data advantage to drive operational excellence, maximize pricing power and inform capital allocation decisions.

Ventas Operational Insights™

Core Objectives
Advanced Market Selection
Right Markets
Right Operators
Right Assets
Comprehensive Operating Alignment
Active Real Estate & Asset Management
In-house Operating Expertise
Data Driven Insights & Execution
Key Strategic Priorities

Our Partners

As we continue to raise the bar on excellence and undertake ambitious projects, we win together with our partners — industry leading operators, healthcare systems, universities and developers, including:

Atria Senior Living

Sunrise Senior Living — The Joy of Every Day

Ardent Health Services

Wexford Science+Technology

LeGroupe Maurice

A Talented Team Driving High-Impact Capital Allocation

One of Ventas's core, differentiating strengths is our long track record of prudent, strategic capital allocation. With average investment activity of approximately $3 billion per year over the past 10 years, our capital deployment strategy has served stockholders well as we target attractive opportunities in diversified property classes, unified in serving the large and growing aging population. REITs are the most efficient owners of healthcare assets, and with the migration of ownership of healthcare real estate to REITs still in the early stages, we expect the set of potential investment and consolidation opportunities to remain robust.

In 2022, we continued our history of value creation with $1.2 billion in completed or announced new investments. We invested in new senior housing opportunities, acquiring developments in highly attractive markets, including the acquisition of Mangrove Bay, a Class A community with strong occupancy located in the highly sought-after Jupiter, Florida market. In Life Science, R&I, we announced several committed or closed projects, expanding our portfolio to more than 11 million square feet. Together with our partners at Wexford and Atrium Health, we broke ground on a new approximately 643,000 square foot development (The Pearl) in Charlotte, North Carolina, one of the fastest growing cities in the U.S. The Pearl will include research, lab, medical and academic uses and is approximately 70% pre-leased to Aa3-rated nonprofit health system Atrium Health. The project will house the new Wake Forest University School of Medicine and demonstrates Ventas's ability to leverage strong relationships with the nation's leaders in research, medicine and higher education to execute on high-quality, large-scale and value creating transactions.

To drive execution on our ambitious objectives, J. Justin Hutchens, Executive Vice President, Senior Housing, was appointed to the additional role of Chief Investment Officer in January 2023. This appointment streamlined Ventas's executive management structure and enhanced the connection between our investment activity and business operations. Justin leads an experienced and talented team of investment professionals, and his demonstrated commitment to excellence and innovation creates opportunities to further enhance our capital allocation strategy and execution amid a rapidly changing environment.

Atrium Health / Wake Forest University School of Medicine | Charlotte, NC

A Resilient Business Bolstered by Financial Strength and Flexibility

Our financial strength and flexibility creates opportunity and preserves optionality, an enduring competitive advantage and priority for Ventas for nearly 25 years. As part of our strategy to capture the exciting upside we see ahead, in 2022 we took decisive steps to strengthen our balance sheet. We opportunistically extended Ventas's debt duration, committed capital at more attractive pricing and made sure our 2023 maturities were minimal. We garnered three positive rating agency actions, attributed to the sustained SHOP recovery that is underway, the durable cashflows from our diversified portfolio and Ventas's commitment to a strong financial position.

The Assembly | Pittsburgh, PA

Positioned to Outperform

The needs-driven, demographically led demand for our assets means that Ventas is well positioned to outperform in a variety of economic scenarios. Our base forecast for the year includes some slowing of the economy, moderating inflation, softening labor conditions and continued, albeit less aggressive, tightening from the Federal Reserve. If, on the other hand, our economy shows more momentum, we continue to have pricing power in our SHOP business to outpace cost increases and provide organic growth to our business. In light of our relatively advantaged portfolio, the historical performance of healthcare real estate through softer economic conditions and the Ventas management team's deep experience navigating dynamic market environments, we are confident in our ability to perform well against a variety of economic backdrops.

Historical NOI Performance[1]



Financial Crisis

Historically, Healthcare REITs — and specifically senior housing cash flow — remained resilient throughout recession

Healthcare real estate is a needs-driven, resilient business that has generated relative outperformance in disrupted economic cycles

Legend: Senior Housing — Healthcare REITs — Major Real Estate Sector Average — Apartments

(1) Data per Green Street Advisors.

Committed to our Values

We know that raising the bar on best-in-class Environmental, Social and Governance (ESG) practices raises our returns for stockholders. Ventas has a long history as an industry leader in ESG initiatives and continues to pursue ambitious goals to drive meaningful change.

Accelerating Action on Climate Change

In 2022, we accelerated our action on climate change with sustainability enhancements across our portfolio and a bold commitment to achieve net-zero operational carbon emissions by 2040. We have reduced the energy intensity of our operating portfolio by 21.5% since 2018, exceeding our 10-year goal six years early. Together with our partners, we are taking strong action to decarbonize new and existing properties. Significant examples include our pursuit of LEED Zero Carbon certification at our exciting new ~643,000 square foot development anchored by Atrium Health and Wake Forest University School of Medicine and a net-zero energy approach to our life science development at UC Davis. Our net-zero goal builds on and exceeds our previous Science Based Target to achieve a 30% decrease in absolute carbon emissions by 2030.

Our continued ESG leadership has been widely recognized within and beyond our industry, and we are proud to continue this important stewardship.

Investing in Our People and in Our Communities

Diversity, equity, and inclusion (DE&I) is an essential pillar of our success. We know that diversity of thought, experiences, perspectives and backgrounds drives better outcomes, and we maintain our ongoing focus on diversity with investments in our talented workforce. We continue to elevate diverse groups to key positions, and more than 50% of our manager and above positions are held by women. In addition, our Board of Directors is 50% diverse by gender or ethnicity and two of the three NYSE-required Board committees are chaired by women, a product of our rigorous focus on enhancing the Board's diversity and elevating its excellence.

Our commitment to DE&I reverberates beyond Ventas. We continue to increase our construction and professional services spending with minority- and women-owned businesses (M/WBEs). In 2022, 38% of Ventas's opportunity dollars were spent with M/WBEs across our development portfolio, representing approximately $28 million of spending. Between the fourth quarter of 2021 and the fourth quarter of 2022, we achieved a 39% increase in office operating expenses directed to M/WBEs.

Excellence in Governance

Ventas has long been a leader in corporate governance, and in 2022 we continued our robust multiyear program to continuously refresh and elevate the Board and its committees.

As part of our regular committee chair rotations, our Board appointed Melody Barnes as Chair of the Nominating, Governance and Corporate Responsibility Committee. We also welcomed Sumit Roy as our newest independent director, resulting in four new director appointments since 2019. As President and Chief Executive Officer of Realty Income, Sumit is a highly accomplished REIT executive with deep industry knowledge and capital allocation expertise and a complementary skillset that aligns with Ventas's strategic vision.

Ventas is committed to transparency with its stockholders. We have had a Board-led stockholder engagement program for over a decade. In 2022, our independent directors met with 30 different stockholders representing approximately 60% of our outstanding shares and including all our top 10 stockholders.

Sustained Value Creation for Our Stockholders

2022 was a year of action. With our business poised for growth and motivated by our commitments to our stockholders, we continue to take decisive actions to drive sustainable value creation for you.

Thank you for your investment and trust in our company. Our team is energized by the opportunities ahead, and we look forward to demonstrating excellence, integrity, transparency and accountability in our pursuit of outstanding performance.

Sincerely,

Debra A. Cafaro
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO   **

Commission file number: 1-10989

Ventas, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**61-1055020**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

353 N. Clark Street, Suite 3300
Chicago, Illinois
60654

(Address of Principal Executive Offices)

(877) 483-6827

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Trading Symbol	**Title of Each Class**	**Name of Exchange on Which Registered**
VTR	Common Stock, $0.25 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of shares of the registrant's common stock held by non-affiliates of the registrant on June 30, 2022, based on a closing price of the common stock of $51.43 as reported on the New York Stock Exchange, was $17.1 billion.

As of February 3, 2023, there were 399,993,581 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

CAUTIONARY STATEMENTS

Unless otherwise indicated or except where the context otherwise requires, the terms "we," "us," "our," "Company" and other similar terms in this Annual Report on Form 10-K (the "Annual Report") refer to Ventas, Inc. and its consolidated subsidiaries.

Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "assume," "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. The forward-looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. You should not put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. We do not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made. You are urged to carefully review the disclosures we make concerning risks and uncertainties that may affect our business and future financial performance, including those made below under "Summary Risk Factors" and in "Item 1A, Risk Factors" in this report.

Summary Risk Factors

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors, but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors" in Part I, Item 1A of this Annual Report, together with the other information in this Annual Report. If any of the following risks, or any other risks and uncertainties that are not addressed below or elsewhere in this Annual Report or that we have not yet identified, actually occur, our business, financial condition and results of operations could be materially adversely affected and the value of our securities could decline.

Risks Related to COVID-19 Pandemic

- The ongoing COVID-19 pandemic and its extended consequences have had and may continue to have a material adverse effect on our business; and
- There is a high degree of uncertainty regarding the implementation and impact of the CARES Act and other pandemic-related legislation and any future COVID-19 relief measures.

Risks Related to Our Business Operations and Strategy

- Macroeconomic trends including rising labor costs and historically low unemployment, increases in inflation, changes in exchange rates and rising interest rates may adversely affect our business;
- Macroeconomic conditions and other events or occurrences that affect areas in which our properties are geographically concentrated may impact financial results;
- Our success depends, in part, on our ability to attract and retain talented employees. The loss of any one of our key personnel or the inability to maintain appropriate staffing could adversely impact our business;
- Third parties must operate our non-Office assets, limiting our control and influence over operations and results;
- Our operating assets may expose us to various operational risks, liabilities and claims that could adversely affect our ability to generate revenues or increase our costs;
- A significant portion of our revenues and operating income is dependent on a limited number of tenants and managers; if our tenants', managers' or borrowers' financial condition or business prospects deteriorate, it could adversely affect our business;
- We face potential adverse consequences from the bankruptcy, insolvency or financial deterioration of our tenants, managers or borrowers;
- We may be required to recognize reserves, allowances, credit losses or impairment charges;
- If we need to replace any of our tenants or managers, we may be unable to do so on as favorable terms, if at all, and we could be subject to delays, limitations and expenses;
- If a borrower defaults, we may be unable to obtain payment, successfully foreclose on collateral or realize the value of any collateral, which could adversely affect our ability to recover our investment;
- We are vulnerable to adverse changes affecting our specific asset classes and the real estate industry generally;
- To the extent that we or our tenants, managers and borrowers are unable to navigate successfully the trends impacting our or their businesses and the industries in which we or they operate, we may be adversely affected;
- The hospitals on or near the campuses where our medical office buildings are located and their affiliated health systems may not remain competitive or financially viable;
- Our life science, research and innovation tenants face unique levels of expense and uncertainty;
- Increased construction and development in the markets in which our properties are located could adversely affect our future occupancy rates, operating margins and profitability;
- Merger, acquisition and investment activity in our industries resulting in a change of control of, or a competitor's investment in, one or more of our tenants, managers or borrowers could adversely affect our business;
- Our ongoing strategy depends, in part, upon identifying and consummating future acquisitions and investments and effectively managing our expansion opportunities;
- Our investments and acquisitions may be unsuccessful or fail to meet our expectations;
- Our investments in co-investment vehicles, joint ventures and minority interests may subject us to risks and liabilities that we would not otherwise face;
- Damage to our reputation could adversely affect our business, financial condition or result of operations;
- Development, redevelopment and construction risks could affect our profitability;
- We may face increased risks and costs associated with volatility in materials and labor prices or as a result of supply chain or procurement disruptions, which may adversely affect the status of our construction projects;
- Purchase options, rights of first offer or rights of first refusal in favor of third parties could negatively affect us or discourage prospective buyers from negotiating with us with respect to the sale of our properties;

- Damage from catastrophic or extreme weather and other natural events and the physical effects of climate change could result in losses; and
- Activist investors could cause us to incur substantial costs, divert management's attention and have an adverse effect on our business.

Our Capital Structure Risks

- Market conditions and the actual and perceived state of the capital markets generally could negatively impact our business;
- We are exposed to increases in interest rates, which could reduce our profitability and adversely impact our ability to refinance existing debt, sell assets or engage in acquisition, investment, development and redevelopment activity, and our decision to hedge against interest rate risk might not be effective;
- We have a significant amount of outstanding indebtedness and may incur additional indebtedness in the future;
- We are highly dependent on access to the capital markets. Limitations on our ability to access capital could have an adverse effect on us, including our ability to make required payments on our debt obligations, make distributions to our stockholders or make future investments necessary to implement our business strategy;
- We may be adversely affected by fluctuations in currency exchange rates;
- The phasing out of LIBOR may affect our financial results; and
- Covenants in the instruments governing our and our subsidiaries' existing indebtedness limit our operational flexibility, and a covenant breach could adversely affect our operations.

Our Legal, Compliance and Regulatory Risks

- Significant legal or regulatory proceedings could subject us or our tenants or managers to increased operating costs and substantial uninsured liabilities;
- We and our tenants, borrowers and managers may be adversely affected by regulation and enforcement;
- Our investments may expose us to unknown liabilities; and
- Our business could be harmed by liabilities or damages from environmental problems, cyber incidents, insufficiencies in insurance coverages or a failure to maintain effective internal controls.

Our REIT Status Risks

- Loss of our status as a REIT would have significant adverse consequences for us and the value of our common stock;
- We are subject to certain limitations and requirements as a result of our status as a REIT, which may impose limitations on the operation of our business and subject us to significant risk if we are not able to comply; and
- Other REIT-related restrictions and requirements may limit our transactions or operations or could have a negative impact on us or our business.

Note Regarding Third-Party Information

This Annual Report includes information that has been derived from SEC filings that has been provided to us by our tenants and managers or been derived from SEC filings or other publicly available information of our tenants and managers. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and have not independently verified the assumptions on which such information is based.

TABLE OF CONTENTS

PART I

ITEM 1. *Business*

BUSINESS

Overview

Ventas, Inc., an S&P 500 company, is a real estate investment trust ("REIT") operating at the intersection of healthcare and real estate. We hold a highly diversified portfolio of senior housing communities, medical office buildings ("MOBs"), life science, research and innovation centers, hospitals and other healthcare facilities, which we generally refer to collectively as "healthcare real estate," located throughout the United States, Canada and the United Kingdom. As of December 31, 2022, we owned or had investments in approximately 1,300 properties (including properties classified as held for sale). Our company was originally founded in 1983 and is headquartered in Chicago, Illinois with additional corporate offices in Louisville, Kentucky and New York, New York.

We primarily invest in a diversified portfolio of healthcare real estate assets through wholly owned subsidiaries and other co-investment entities. We operate through three reportable business segments: triple-net leased properties, senior housing operating portfolio, which we also refer to as "SHOP" and which was formerly known as senior living operations, and office operations. See our Consolidated Financial Statements and the related notes, including "Note 2 – Accounting Policies" and "Note 18 – Segment Information," included in Part II, Item 8 of this Annual Report on Form 10-K (the "Annual Report"). Our senior housing communities are either subject to triple-net leases, in which case they are included in our triple-net leased properties reportable business segment, or operated by independent third-party managers, in which case they are included in our SHOP reportable business segment.

As of December 31, 2022, we leased a total of 326 properties (excluding properties within our office operations reportable business segment) to various healthcare operating companies under triple-net or absolute-net leases that obligate the tenants to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our three largest tenants, Brookdale Senior Living Inc. (together with its subsidiaries, "Brookdale Senior Living"), Ardent Health Partners, LLC (together with its subsidiaries, "Ardent") and Kindred Healthcare, LLC (together with its subsidiaries, "Kindred"), leased from us 121 properties, 30 properties and 29 properties, respectively, as of December 31, 2022.

As of December 31, 2022, pursuant to long-term management agreements, we engaged independent operators, such as Atria Senior Living, Inc. (together with its subsidiaries, including Holiday Retirement ("Holiday"), "Atria") and Sunrise Senior Living, LLC (together with its subsidiaries, "Sunrise"), to manage 553 senior housing communities in our SHOP reportable business segment.

As of December 31, 2022, we owned a total of 376 properties in our office operations reportable business segment. These properties generally consist of MOBs that are predominantly located on or contiguous to a health system campus and life science, research and innovation properties that are affiliated with and often located on or contiguous to a university or academic medical campus. Through our Lillibridge Healthcare Services, Inc. ("Lillibridge") subsidiary and our ownership interest in PMB Real Estate Services LLC ("PMBRES"), we also provide office management, leasing, marketing, facility development and advisory services to highly rated hospitals and health systems throughout the United States.

In addition, from time to time, we make secured and unsecured loans and other investments relating to healthcare real estate or operators.

We have a third-party institutional capital management business, Ventas Investment Management ("VIM"), which includes our open-ended investment vehicle, the Ventas Life Science & Healthcare Real Estate Fund (the "Ventas Fund"). Through VIM, we partner with third-party institutional investors to invest in healthcare real estate through various joint ventures and other co-investment vehicles where we are the sponsor or general partner. See "Note 7 – Investments in Unconsolidated Entities" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Starting in 2020, our business was significantly impacted by the COVID-19 pandemic, including actions taken to prevent the spread of the virus and its variants, and its extended consequences. See "Risk Factors" in Part I, Item 1A, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 and "Consolidated Financial Statements and the related notes thereto" included in Part II, Item 8, in each case, of this Annual Report.

Business Strategy

We aim to enhance shareholder value by delivering consistent, superior total returns through a strategy of (1) generating reliable and growing cash flows, (2) maintaining a balanced, diversified portfolio of high-quality assets and (3) preserving our financial strength, flexibility and liquidity.

Aiming to Generate Reliable and Growing Cash Flows

We aim to generate reliable and growing cash flows from our portfolio, which enables us to pay regular cash dividends to stockholders and creates opportunities to increase stockholder value through profitable investments. We believe that the combination of steady contractual growth from our long-term triple-net leases, steady, reliable cash flows from our loan investments, stable cash flows from our office buildings, and the higher growth potential inherent in our senior housing operating communities will enable us to generate sustainable, growing cash flows that are resilient to economic downturns.

Aiming to maintain a Balanced, Diversified Portfolio of High-Quality Assets

We aim to maintain a balanced portfolio of high-quality assets diversified by investment type, geographic location, asset type, tenant or operator, revenue source and operating model because we believe such approach diminishes the risk that any single factor or event could materially harm our business. Portfolio diversification also enhances the reliability of our cash flows by reducing our exposure to any particular asset class or market, or individual tenant, borrower or manager and we believe such diversification helps mitigate the impact of certain risks, including risks related to regulatory changes, climate events, rising inflation and interest rates and economic downturns or global health events.

Preserving Our Financial Strength, Flexibility and Liquidity

Our goal to maintain a strong, flexible balance sheet and substantial liquidity helps enable us to capitalize on strategic growth opportunities in the healthcare industry through acquisitions, investments and development and redevelopment projects. We aim to maintain our financial strength to pursue profitable investment opportunities by actively managing our leverage and improving our cost of capital. In addition, we seek to actively preserve our access to multiple sources of capital and liquidity, including unsecured bank debt, mortgage financings, public and private debt and equity markets, and through our third-party institutional capital management business, VIM.

Portfolio Summary

The following table summarizes our consolidated portfolio of properties and other investments, including construction in progress, as of and for the year ended December 31, 2022 (dollars in thousands):

			Real Estate Investments			Revenues	
Asset Type	Properties [(1)]	Units/ Sq. Ft./ Beds [(2)]	Real Estate Investments, at Cost	Percent of Total Real Estate Investments	Real Estate Investment Per Unit/ Bed/Sq. Ft.	Revenue	Percent of Total Revenues
Senior housing communities	802	80,644	$ 20,094,216	66.7%	$ 249.2	$ 2,952,283	71.5%
MOBs [(3)]	327	18,389,526	5,520,745	18.3	0.3	579,467	14.0
Research and innovation centers	32	5,646,678	2,125,216	7.1	0.4	227,243	5.5
Inpatient rehabilitation facilities (IRFs) and long-term acute care facilities (LTACs)	36	3,091	467,427	1.6	151.2	164,208	4.0
Health systems	13	2,064	1,503,881	5.0	728.6	129,078	3.1
Skilled nursing facilities (SNFs)	16	1,732	193,808	0.6	111.9	25,119	0.6
Development properties and other	11		209,306	0.7			
Total real estate investments, at cost	1,237		$ 30,114,599	100.0%			
Income from loans and investments						48,160	1.2
Interest and other income						3,635	0.1
Revenues related to assets classified as held for sale	3					—	0.0
Total revenues						$ 4,129,193	100.0%

(1) Our consolidated properties were located in 47 states, the District of Columbia, seven Canadian provinces and the United Kingdom.

(2) Senior housing communities are generally measured in units; MOBs and research and innovation centers are measured by square footage; and IRFs and LTACs, health systems and SNFs are generally measured by licensed bed count.

(3) As of December 31, 2022, we leased 87 of our consolidated MOBs pursuant to triple-net leases. Lillibridge or PMBRES managed 231 of our consolidated MOBs and nine of our consolidated MOBs were managed by six managers. Through Lillibridge, we also provided management and leasing services for 51 MOBs owned by third parties as of December 31, 2022.

In addition, as of December 31, 2022, we owned nine senior housing communities, 14 life science, research and innovation centers, three MOBs and five properties under development through investments in unconsolidated real estate entities, primarily through our VIM business. See "Note 7 – Investments in Unconsolidated Entities" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Senior Housing Communities

As of December 31, 2022, we had 802 properties that are operated as senior housing communities in our triple-net lease properties reportable segment and SHOP reportable segment. Our senior housing communities include independent living communities, assisted living communities, memory care communities and continuing care retirement communities. Independent living communities are typically age-restricted multifamily rental properties with central dining facilities that provide residents with access to meals and other services such as housekeeping, linen service, transportation and social and recreational activities. Assisted living communities typically offer supportive care that is provided by trained employees to residents who require assistance with activities of daily living, such as bathing, dressing and medication management. Memory care communities provide care for individuals with Alzheimer's disease and other forms of dementia or memory loss. Continuing care retirement communities are typically age-restricted properties that offer a continuum of care, and may include a combination of independent living, assisted living, memory care or skilled nursing units. Our assisted living, memory care and continuing care retirement communities are generally subject to state licensure requirements for the delivery of some or all of their services, while our independent living communities generally are not. Charges for room, board and services at these communities are generally paid from private sources.

Medical Office Buildings

As of December 31, 2022, we had 327 properties that are operated as medical office buildings in our office operations reportable segment. Typically, our MOBs, which are predominantly located on or contiguous to a health system campus, are multi-tenant properties leased to several unrelated medical practices, although in many cases they may be associated with a large single specialty or multi-specialty group, including neighboring health systems. Tenants include physicians, dentists, psychologists, therapists and other healthcare providers, who require space devoted to patient examination and treatment,

diagnostic imaging, outpatient surgery and other outpatient services. MOBs are similar to commercial office buildings, but typically require enhanced plumbing, electrical and mechanical systems to accommodate the needs of healthcare providers such as sinks in every room, brighter lights and specialized medical equipment. As of December 31, 2022, we owned approximately 18.4 million square feet of MOBs. Through our Lillibridge subsidiary, we also managed approximately 1.6 million square feet of office properties for third parties.

Life Science, Research and Innovation Centers

As of December 31, 2022, we had 32 properties that are operated as life science, research and innovation centers in our office operations reportable segment and we had investments in 14 other life science, research and innovation centers. Our life science, research and innovation centers contain laboratory and office space primarily for universities, academic medical centers, technology, biotechnology, medical device and pharmaceutical companies and other organizations involved in the life science, research and innovation industry. While these properties have characteristics similar to commercial office buildings, they generally contain more advanced electrical, mechanical, heating, ventilating and air conditioning systems. The facilities generally have specialty equipment including emergency generators, fume hoods, lab bench tops and related amenities. In many instances, research and innovation center tenants make significant investments to improve their leased space, in addition to landlord improvements, to accommodate biology, chemistry or medical device research initiatives. Our research and innovation centers are often located on or contiguous to university and academic medical campuses. As of December 31, 2022, we own or have investments in nearly 11.3 million square feet spanning 46 operating properties and five in progress ground-up development properties.

Inpatient Rehabilitation and Long-Term Acute Care Facilities

As of December 31, 2022, we had 29 freestanding properties that are operated as long-term acute care facilities ("LTACs") in our triple-net leased properties reportable business segment. LTACs have a Medicare average length of stay of greater than 25 days and serve medically complex, chronically ill patients who require a high level of monitoring and specialized care, but whose conditions do not necessitate the continued services of an intensive care unit. The operators of these LTACs have the capability to treat patients who suffer from multiple systemic failures or conditions such as neurological disorders, head injuries, brain stem and spinal cord trauma, cerebral vascular accidents, chemical brain injuries, central nervous system disorders, developmental anomalies and cardiopulmonary disorders. Chronic patients often depend on technology for continued life support, such as mechanical ventilators, total parenteral nutrition, respiration or cardiac monitors and dialysis machines, and, due to their severe medical conditions, generally are not clinically appropriate for admission to a skilled nursing facility or rehabilitation hospital. We also own seven freestanding inpatient rehabilitation facilities ("IRFs") devoted to the rehabilitation of patients with various neurological, musculoskeletal, orthopedic and other medical conditions following stabilization of their acute medical issues.

Health Systems

As of December 31, 2022, we had 13 properties that are operated as health systems in our triple-net leased properties reportable business segment. Health systems provide medical and surgical services, including inpatient care, intensive care, cardiac care, diagnostic services and emergency services. These health systems also provide outpatient services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. In the United States, these health systems receive payments for patient services from the federal government primarily under the Medicare program, state governments under their respective Medicaid or similar programs, health maintenance organizations, preferred provider organizations, other private insurers and directly from patients.

Skilled Nursing Facilities

As of December 31, 2022, we had 16 properties that are operated as SNFs in our triple-net leased properties reportable business segment. SNFs provide rehabilitative, restorative, skilled nursing and medical treatment for patients and residents who do not require the high technology, care-intensive, high-cost setting of an acute care or rehabilitation hospital. Treatment programs include physical, occupational, speech, respiratory and other therapies, including sub-acute clinical protocols such as wound care and intravenous drug treatment. Charges for these services are generally paid from a combination of government reimbursement and private sources.

Loans and Investments

As of December 31, 2022, we held $561.4 million of loans receivable and investments, net of allowance, relating to healthcare real estate. Our loans receivable and investments generally provide us with interest income and fees, and are often secured by mortgage liens or leasehold mortgages on the underlying properties and corporate or personal guarantees by affiliates of the borrowing entity. In some cases, the loans are secured by a pledge of ownership interests in the entity or entities that own the related properties or may take the form of mezzanine loans, which are subordinated to senior secured loans held by other investors that encumber the same real estate. See "Note 6 – Loans Receivable and Investments" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Development and Redevelopment Projects

We are party to certain agreements that obligate us to develop properties funded through capital that we and, in certain circumstances, our joint venture partners provide. As of December 31, 2022, we had 17 properties under development pursuant to these agreements, including five properties that are owned through unconsolidated real estate entities. In addition, from time to time, we engage in redevelopment projects with respect to our existing properties to maximize the value, increase net operating income ("NOI," which is defined as total revenues, excluding interest and other income, less property-level operating expenses and third party capital management expenses), maintain a market-competitive position, achieve property stabilization or change the primary use of the property.

Geographic Diversification of Properties

Our portfolio of assets is broadly diversified by geographic location throughout the United States, Canada and the United Kingdom, with properties in only one state (California) accounting for more than 10% of our total continuing revenues and NOI for the year ended December 31, 2022. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" included in Part II, Item 7 of this Annual Report for additional disclosure and reconciliations of net income attributable to common stockholders, as computed in accordance with U.S. generally accepted accounting principles ("GAAP"), to NOI.

Segment Information

We operate through three reportable business segments: triple-net leased properties, senior housing operating portfolio and office operations. Non-segment assets, classified as "Non-segment," consist primarily of corporate assets, including cash, restricted cash, loans receivable and investments and miscellaneous accounts receivable. Our chief operating decision maker evaluates performance of the combined properties in each reportable business segment and determines how to allocate resources to these segments, in significant part, based on NOI and related measures. For further information regarding our business segments and a discussion of our definition of NOI, see "Note 18 – Segment Information" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report and for a reconciliation of NOI to our net income attributable to common stockholders, as computed in accordance with GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

Senior Housing Operating Portfolio (SHOP)

In our SHOP reportable business segment, we invest in senior housing communities throughout the United States and Canada and engage independent managers, such as Atria and Sunrise, to operate and manage those communities. The REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA") permits us to own or partially own qualified healthcare properties in a structure through which we can participate directly in the cash flow of the properties' operations (as compared to receiving only contractual rent payments under a triple-net lease) in compliance with REIT requirements. In a RIDEA structure, we are required to rely on a third-party manager to manage and operate the property, including procuring supplies, hiring and training all employees, entering into all third-party contracts for the benefit of the property, including resident/patient agreements, complying with laws and regulations, including but not limited to healthcare laws, and providing resident care and services, in exchange for a management fee. As a result, we must rely on our managers' personnel, expertise, technical resources and information systems, risk management processes, proprietary information, good faith and judgment to manage our senior housing operations efficiently and effectively. We also rely on our managers to set appropriate resident fees, to provide accurate property-level financial results in a timely manner and otherwise operate our senior housing communities in compliance with the terms of our management agreements and all applicable laws and regulations.

Office Operations

In our office operations reportable business segment, we primarily acquire, own, develop, lease and manage MOBs and life science, research and innovation centers throughout the United States. Our MOBs, which are predominantly located on or contiguous to a health system campus, are typically multi-tenant properties leased to several unrelated medical practices, many of which may be associated with a large single specialty or multi-specialty group. Through our Lillibridge subsidiary and our ownership interest in PMBRES, we also provide MOB management, leasing, marketing, facility development and advisory services to highly rated hospitals and health systems throughout the United States. Our life science, research and innovation centers contain laboratory and office space primarily for universities, academic medical centers, technology, biotechnology, medical device and pharmaceutical companies and other organizations involved in the life science, research and innovation industry.

Triple-Net Leased Properties

In our triple-net leased properties reportable business segment, we invest in and own senior housing and healthcare properties throughout the United States and the United Kingdom and lease those properties to healthcare operating companies under triple-net leases that obligate the tenants to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures.

Significant Tenants and Managers

The following table summarizes certain information regarding our tenant and manager concentration as of and for the year ended December 31, 2022 (excluding properties classified as held for sale and properties owned by investments in unconsolidated real estate entities):

	Number of Properties Leased or Managed	Percent of Total Real Estate Investments [1]	Percent of Total Revenues	Percent of NOI
SHOP	544	53.9%	64.3%	35.1%
Brookdale Senior Living [2]	121	7.8	3.6	8.1
Ardent	30	5.3	3.2	7.1
Kindred	29	0.8	3.2	7.3

_____

[1]   Based on gross book value.

[2]   Excludes nine properties managed by Brookdale Senior Living pursuant to long-term management agreements and included in the SHOP reportable business segment.

Triple-Net Leased Properties

Each of our leases with Brookdale Senior Living, Ardent and Kindred is a triple-net lease that obligates the tenant to pay all property-related expenses including maintenance, utilities, repairs, taxes, insurance and capital expenditures, and to comply with the terms of mortgage financing documents, if any, affecting the properties. In addition, each of our Brookdale Senior Living, Ardent and Kindred leases is guaranteed by a corporate parent. The properties we lease to Brookdale Senior Living, Ardent and Kindred accounted for a significant portion of our triple-net leased properties segment revenues and NOI for the year ended December 31, 2022. See "Risk Factors—Our Business Operations and Strategy Risks—A significant portion of our revenues and operating income is dependent on a limited number of tenants and managers, including Brookdale Senior Living, Ardent, Kindred, Atria and Sunrise." included in Part I, Item 1A of this Annual Report.

Brookdale Senior Living Lease

As of December 31, 2022, we leased 121 properties (excluding nine properties managed by Brookdale Senior Living pursuant to long-term management agreements and included in the SHOP reportable business segment) to Brookdale Senior Living pursuant to a single, triple-net master lease agreement (together with certain other agreements related to such master lease, collectively, the "Brookdale Lease"). The aggregate contractual base rent due to us from Brookdale Senior Living in 2022 was approximately $105.9 million, and the current aggregate contractual base rent (computed in accordance with GAAP) is approximately $148.8 million. The difference between the aggregate contractual base rent due in 2022 and the current aggregate contractual base rent (computed in accordance with GAAP) is, in part, a result of the amortization over the remaining lease term of $235 million of up-front consideration received as part of certain amendments to the Brookdale Lease in July 2020.

Under the terms of the Brookdale Lease, base rent escalates annually at 3% per annum, which escalation commenced on January 1, 2022. The existing term of the Brookdale Lease expires December 31, 2025 and Brookdale has the option to renew such term for two, 10-year extensions at the greater of escalated rent and fair market rent. The Brookdale Lease is guaranteed by Brookdale Senior Living, Inc.

In addition, we hold warrants for 16.3 million shares of Brookdale Senior Living common stock, which are exercisable at any time prior to December 31, 2025 and have an exercise price of $3.00 per share. The warrants are classified within other assets on our Consolidated Balance Sheets and measured at fair value with changes in fair value being recognized within other expense in our Consolidated Statements of Income.

Ardent Lease

As of December 31, 2022, we leased 11 properties (excluding 19 MOBs leased to Ardent under separate leases included in our office operations segment) to Ardent pursuant to a single, triple-net master lease agreement (together with certain other agreements related to such master lease, collectively, the "Ardent Lease"). The aggregate 2022 contractual base rent due to us from Ardent was approximately $130.4 million, and the current aggregate contractual base rent (computed in accordance with GAAP) was approximately $130.5 million. Under the terms of the Ardent Lease, base rent escalates annually by the lesser of four times the increase in the Consumer Price Index for the relevant period and 2.5%. The existing term of the Ardent Lease expires August 31, 2035 and Ardent has the option to renew such term for one, 10-year extension at contractual escalated rent. The Ardent Lease is guaranteed by the Ardent parent company.

We also hold a 9.8% ownership interest in Ardent, which entitles us to customary minority rights and protections, as well as the right to appoint one member to the Ardent Board of Directors. We account for our investment in Ardent under the equity method of accounting. In September 2022, Ardent's majority equity owner entered into a definitive purchase agreement to sell a minority equity investment in Ardent to a third-party investor. We have the right to, and have elected to, participate in the proposed transaction by selling approximately 24% of our ownership interest to the third-party investor on the same terms. The transaction is subject to customary closing conditions, including regulatory approvals, and we cannot assure you that the transaction will close or, if it does close, when the closing will occur.

Kindred Lease

As of December 31, 2022, we leased 29 properties to Kindred pursuant to a single, triple-net master lease agreement (together with certain other agreements related to such master lease, collectively, the "Kindred Lease"). Pursuant to the Kindred Lease, the 29 properties are divided into two groups. The first group is composed of six properties ("Group 1") and the second renewal group is composed of 23 properties ("Group 2").

The aggregate 2022 contractual base rent due to us from Kindred was approximately $132.1 million, and the current aggregate contractual base rent (computed in accordance with GAAP) was approximately $134.1 million. Kindred is also obligated to pay additional rent in respect of the Group 1 properties equal to a percentage of aggregate patient revenues over a specified threshold. Base rent escalates annually (a) based on year-over-year changes in CPI, subject to a floor and cap, for 25 properties; and (b) 2.7% for four properties. The base rent escalator with respect to seven properties is contingent upon satisfaction of specified facility revenue parameters.

The existing term of the Kindred Lease expires on April 30, 2028 for Group 1 and April 30, 2025 for Group 2. Kindred has the option to renew the Group 1 properties for two, 5-year extensions at the greater of escalated rent and fair market rent. Kindred has the option to renew the Group 2 properties for one, 5-year extension at escalated rent and, following that, two additional 5-year extensions at the greater of escalated rent and fair market rent. The Kindred Lease is guaranteed by a parent company.

Senior Housing Operating Portfolio

As of December 31, 2022, Atria and Sunrise, collectively, provided comprehensive property management and accounting services with respect to 334 of the senior housing communities in our SHOP segment. Under these management agreements, the operators receive annual management fees which are calculated based on various performance measures, including revenue, NOI and other objective financial metrics. Collectively, management fee calculations typically result in the operators receiving annual management fees ranging from 4.5% to 7% of revenues generated by the applicable properties and, in some cases, additional management fees based on the achievement of specified performance targets.

Atria Senior Living Management Agreements

As of December 31, 2022, Atria managed 242 communities for Ventas pursuant to multiple management agreements (collectively, the "Atria Management Agreements"). Our Atria Management Agreements have initial terms expiring between 2024 and 2041. In some cases, the Atria Management Agreements include mutual renewal provisions. Ventas has the ability to terminate some or all of the Atria Management Agreements upon certain events with or without the payment of a fee. By way of example, Ventas has the right to terminate Atria's management of 91 communities that were historically managed by Holiday Senior Living upon short term notice.

We hold a 34% ownership interest in Atria, which entitles us to customary minority rights and protections, as well as the right to appoint two members to the Atria Board of Directors. We account for our investment in Atria under the equity method of accounting.

Sunrise Senior Living Management Agreements

As of December 31, 2022, Sunrise managed 92 communities for Ventas pursuant to multiple management agreements (collectively, the "Sunrise Management Agreements"). Our Sunrise Management Agreements have initial terms expiring between 2035 and 2040. Ventas has the ability to terminate some or all of the Sunrise Management Agreements upon certain circumstances with or without the payment of a fee.

Competition

We generally compete for investments in healthcare real estate with publicly traded, private and non-listed healthcare REITs, real estate partnerships, healthcare providers, healthcare lenders and other investors, including developers, banks, insurance companies, pension funds, government-sponsored entities and private equity firms, some of whom may have greater financial resources and lower costs of capital than we do. Increased competition challenges our ability to identify and successfully capitalize on opportunities that meet our objectives, which is affected by, among other factors, the availability of suitable acquisition or investment targets, our ability to negotiate acceptable transaction terms and our access to and cost of capital. See "Risk Factors—Our Business Operations and Strategy Risk—Our ongoing strategy depends, in part, upon identifying and consummating future investments and effectively managing our expansion opportunities." included in Part I, Item 1A of this Annual Report and "Note 10 – Senior Notes Payable and Other Debt" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Our tenants and managers also compete on a local and regional basis with other healthcare operating companies that provide comparable services. Operators of healthcare real estate compete to attract and retain residents and patients to our properties based on scope and quality of care, reputation and financial condition, price, location and physical appearance of the properties, services offered, qualified personnel, physician referrals and family preferences. With respect to MOBs and life science, research and innovation centers, we and our third-party managers compete to attract and retain tenants based on many of the same factors, in addition to quality of the affiliated health system or university, physician preferences and proximity to hospital or university campuses or life science centers and quality of lab space. The ability of our tenants, operators and managers to compete successfully could be affected by private, federal and state reimbursement programs and other laws and regulations. See "Risk Factors—Our Legal, Compliance and Regulatory Risks—We and our tenants, borrowers and managers may be adversely affected by regulation and enforcement." included in Part I, Item 1A of this Annual Report.

Human Capital Management

At Ventas, our experienced team drives our success and creates value. As of December 31, 2022, we had 451 employees, none of which are subject to a collective bargaining agreement.

We provide a unique environment that offers opportunities for our team to use their professional skills, develop their talents and learn from each other as they build successful careers. We are committed to upholding human dignity and equal opportunity under the principles outlined in the United Nations' Universal Declaration of Human Rights. Our Global Code of Ethics and Business Conduct, Vendor Code of Conduct and Human Rights Policy embed the responsibility to respect human rights in business functions across our operations as well as our supply chain.

The Compensation Committee and Nominating, Governance and Corporate Responsibility Committee of our Board of Directors provide oversight on certain human capital matters, including our Diversity, Equity and Inclusion ("DE&I") efforts, goals and framework. We typically report on human capital matters at each regularly scheduled meeting of the Compensation

Committee, on DE&I matters at each regularly scheduled meeting of the Nominating, Governance and Corporate Responsibility Committee and periodically (and at least annually) to our Board of Directors. The most significant human capital measures and objectives that we focus on include the topics described below.

Talent Acquisition, Development and Retention

We strive to foster a culture that attracts and retains individuals who share a passion for integrity, flawless execution, collaborative problem-solving and, above all, excellence. A key component of our ability to attract and retain the top talent in our industry is our investment in our people and their continuous development by providing expansive professional opportunities, best-in-class leadership development and a broad array of workshops and training. Ventas also prides itself in offering an industry-leading compensation and benefits package.

DE&I

Ventas has a long-standing commitment to DE&I. We have established a DE&I framework centered around key pillars of people, culture, investment and financial, and changing our society and investing in our communities. To develop action plans for each focus area of our DE&I framework, we have established a diverse, multi-disciplinary DE&I Committee with representation across job function, level and geography. Divided into subcommittees representing each area of the framework, team members are tasked with mobilizing a strategic and coordinated effort to create positive change across our company. Development and execution of the DE&I framework is a core component of our long-term incentive compensation program. As of December 31, 2022, our workforce is 53% male and 47% female, and our Board of Directors is 50% diverse by gender or ethnicity, with two of the three NYSE-required Board committees chaired by women.

Health & Safety

Ventas is committed to the health and safety of its employees. Helping to make our workplaces secure and hazard-free is a responsibility shared with each Ventas employee. Our commitment to health and safety is maintained by effective administration, training and education, and we expect our operating and development partners to comply with applicable company and legal requirements.

Environmental, Social, and Governance

Ventas recognizes that responsible and sustainable practices are essential to delivering superior long-term results. Our integrated approach to Environment, Social and Governance ("ESG") is structured around eight key topics organized into three strategic pillars: People, Performance and Planet, which are underpinned by strong governance and a focus on health and safety. This approach integrates ESG principles throughout our business, ensures focus and reporting on the most relevant issues and motivates our daily efforts. Ventas has set measurable goals related to each of our key ESG topics, including targets to reduce greenhouse gas emissions, energy, water and waste. Progress against our goals is reported annually in our Corporate Sustainability Report.

Ventas convenes a cross-functional ESG Steering Committee, which provides oversight and monitoring of our ESG strategy and is led by our Chairman and CEO and overseen by our Vice President, Corporate ESG & Sustainability. In addition, we typically report on ESG matters at each regularly scheduled meeting of the Nominating, Governance and Corporate Responsibility Committee and periodically (and at least annually) to our Board of Directors.

Insurance

We maintain or require in our lease, management and other agreements that our tenants, managers or other counterparties maintain comprehensive insurance coverage on our properties and their operations with terms, conditions, limits and deductibles that we believe are customary for similarly situated companies in each industry and we frequently review our insurance programs and requirements. The insurance that we maintain or require may take the form of commercial insurance, captive insurance or self-insurance.

We maintain the property insurance for a vast majority of our properties in our office operations and SHOP reportable business segments. We also maintain liability insurance for certain office properties, as well as the general and professional liability insurance for certain senior housing communities and related operations in our SHOP reportable business segment. However, some senior housing managers maintain the general and professional liability insurance for our senior housing communities and related operations that they manage in accordance with the terms of our management agreements.

Through our office operations, we provide engineering, construction and architectural services in connection with new development projects, and we maintain and cause tenants, contractors, design professionals and other parties involved with such services to maintain property and liability insurance with respect to those activities.

In May 2020, the Company formed a wholly owned captive insurance company, which provides insurance coverage for losses below the deductible and within the self-insured retention of the commercial property, general and professional liability insurance that we maintain for certain of our office and senior housing locations. The Company created this captive as part of its overall risk management program and to stabilize insurance costs.

Additional Information

We maintain a website at www.ventasreit.com. The information on our website is not incorporated by reference in this Annual Report, and our web address is included as an inactive textual reference only.

We make available, free of charge, through our website our Annual Report, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, our Guidelines on Governance, our Global Code of Ethics and Business Conduct (including waivers from and amendments to that document) and the charters for each of our Audit and Compliance, Nominating and Corporate Governance and Compensation Committees are available on our website, and we will mail copies of the foregoing documents to stockholders, free of charge, upon request to our Corporate Secretary at Ventas, Inc., 353 North Clark Street, Suite 3300, Chicago, Illinois 60654.

GOVERNMENT REGULATION

CARES Act and Similar Governmental Funding Programs

In response to the COVID-19 pandemic, in 2020, Congress enacted a series of economic stimulus and relief measures through the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), the Paycheck Protection Program and Health Care Enhancement Act (the "PPPHCE Act") and the Consolidated Appropriations Act, 2021 ("CAA"). In total, the CARES Act, the PPPHCE Act and the CAA authorized approximately $175 billion to be distributed to healthcare providers through the Public Health and Social Services Emergency Fund ("Provider Relief Fund"), which is administered by the U.S. Department of Health & Human Services ("HHS"). These grants are intended to reimburse eligible providers for expenses incurred to prevent, prepare for and respond to COVID-19 and lost revenues attributable to COVID-19. Recipients are not required to repay distributions from the Provider Relief Fund, provided that they attest to and comply with certain terms and conditions, including not using grants received from the Provider Relief Fund to reimburse expenses or losses that other sources are obligated to reimburse, reporting and record keeping requirements and cooperating with any government audits.

We applied for and received grants from the Provider Relief Fund in late 2020 through 2022 on behalf of the assisted living communities in our senior living operations segment. Many of our tenants, managers, borrowers and unconsolidated entities also received grants from the Provider Relief Fund. As a recipient of funds from the Provider Relief Fund, we are required to comply with detailed reporting requirements specified by HHS, including in some instances by providing a third-party audit of the use of the funds received in accordance with Generally Accepted Government Auditing Standards or in conformance with the requirements of 45 CFR §75.514. In addition, the HHS Office of Inspector General and the Pandemic Response Accountability Committee each have the right to conduct their own audits of our use of funds from the Provider Relief Fund and HHS has the right to recoup some or all of the payments if it determines those payments were not made or the funds not used in compliance with its rules, regulations and interpretive guidance.

We, and our tenants, borrowers, managers and unconsolidated entities also received grants administered by other domestic, foreign, local, regional or national governments on behalf of our senior housing communities to partially mitigate losses attributable to COVID-19.

The CARES Act and related legislation also made other forms of financial assistance available to healthcare providers in response to the COVID-19 pandemic, which benefited our tenants and our senior living operations segment to varying degrees. This assistance included Medicare and Medicaid payment adjustments and an expansion of the Medicare Accelerated and Advance Payment Program, which made accelerated payments of Medicare funds available in 2020 in order to increase cash flow to providers. These accelerated payments are repaid by recoupment from future Medicare payments owed to providers beginning one year from the date the payment was issued. The Cares Act and related legislation also temporarily suspended Medicare sequestration payment adjustments, expanded coverage of COVID-19 testing and preventive services, addressed healthcare workforce needs and eased other legal and regulatory burdens on healthcare providers.

There remains a high degree of uncertainty surrounding the implementation, interpretation and application of the CARES Act, the PPPHCE Act and the CAA and the rules, regulations and guidance thereunder. See "Risk Factors—COVID-19 Risks—There is a high degree of uncertainty regarding the implementation and impact of the CARES Act and other pandemic-related legislation and any future COVID-19 relief measures. There can be no assurance as to the total amount of financial assistance we or our tenants or borrowers will receive or retain." included in Part I, Item 1A of this Annual Report.

Federal, state and local governments and agencies implemented or announced other programs to provide financial and other support to businesses affected by the COVID-19 pandemic, some of which benefited our tenants, borrowers, managers and our senior living operations segment, but that impose significant regulatory and compliance obligations.

Certain aspects of federal, state and local governmental programs may be contingent upon the continued effectiveness of COVID-19 federal, state or local public health emergency declarations. On January 20, 2023, President Biden announced plans to extend the federal COVID-19 national and public health emergencies to May 11, 2023, and then end both emergencies on that date.

United States Healthcare Regulation, Licensing and Enforcement

Overview

We, along with our tenants, borrowers, and managers in the United States, are subject to or impacted by extensive and complex federal, state and local healthcare laws and regulations, including laws and regulations relating to quality of care, licensure and certificates of need ("CON"), conduct of operations, government reimbursement, such as Medicare and Medicaid, fraud and abuse, qualifications of personnel, appropriateness and classification of care, adequacy of plant and equipment and data security and privacy. Although the effects of these laws and regulations on our business are typically indirect, some of these laws and regulations apply directly to us and the senior housing communities in our senior living operations segment, where we generally hold the applicable healthcare licenses and enroll in applicable reimbursement programs. Healthcare laws and regulations are wide-ranging, and noncompliance may result in the imposition of civil, criminal, and administrative penalties, including: the loss or suspension of accreditation, licenses or CONs; suspension of or non-payment for new admissions; denial of reimbursement; fines; suspension, decertification, or exclusion from federal and state healthcare programs; or facility closure. Changes in laws or regulations, reimbursement policies, enforcement activity and regulatory non-compliance by us or our tenants, borrowers or managers could have a significant effect on our and their operations and financial condition, which in turn may adversely impact us, as detailed below and set forth under "Risk Factors—Our Legal, Compliance and Regulatory Risks" in Part I, Item 1A of this Annual Report.

Licensure, Certification and CONs

Regulation of senior housing communities consists primarily of state and local laws that may require licenses, certifications and permits, and may vary greatly from one jurisdiction to another. Our senior housing communities that receive Medicaid payments are also subject to extensive federal laws and regulation. Inpatient rehabilitation and long-term acute care facilities, health systems, and skilled nursing facilities, which we do not directly operate, are typically subject to extensive federal and state regulation and must hold various licenses, certifications, and permits. Licensure and certification may be conditioned on requirements related to, among other things, the quality of medical care provided by an operator, qualifications of the operator's administrative personnel and clinical staff, adequacy of the physical plant and equipment and continuing compliance with applicable laws and regulations. Federal and state government agencies issued additional requirements in connection with the COVID-19 pandemic, some of which impose COVID-19 testing, reporting and other requirements.

Sanctions for failure to comply with licensure and certification laws and regulations include loss of licensure or certification and ability to participate in or receive payments from the Medicare and Medicaid programs, suspension of or non-payment for new admissions, fines, and potential criminal penalties. Even if we are not the operator of a facility, imposition of such sanctions could adversely affect the healthcare facility operator's ability to satisfy its obligations to us. Further, if we have to replace a tenant, we may experience difficulties in finding a replacement and effectively and efficiently transitioning the property to a new tenant. See "Risk Factors—Our Business Operations and Strategy Risks—If we need to replace any of our tenants or managers, we may be unable to do so on as favorable terms, if at all, and we could be subject to delays, limitations and expenses, which could adversely affect our business, financial condition and results of operations." included in Part I, Item 1A of this Annual Report.

In addition, many of our licensed facilities and tenants are subject to state CON laws, which require governmental approval prior to the development or expansion of licensed facilities and services. The approval process in states with CON laws generally requires a facility to demonstrate the need for additional or expanded licensed facilities or services. CONs, where applicable, are also sometimes necessary for changes in ownership or control of licensed facilities, addition of beds, investment in major capital equipment, introduction of new services or termination of services previously approved through the CON process. CON laws and regulations may restrict our or our tenants' ability to expand and grow in certain circumstances, which could have an adverse effect on our or their revenues.

Fraud and Abuse Enforcement

Participants in the U.S. healthcare industry are subject to complex federal and state civil and criminal laws and regulations governing healthcare provider referrals, relationships and arrangements. These laws include: (i) federal and state false claims acts, which generally prohibit providers from filing false claims or making false statements to receive payment from Medicare, Medicaid or other federal or state healthcare programs; (ii) federal and state anti-kickback and fee-splitting statutes, including the federal Anti-Kickback Statute, which prohibits the payment or receipt of remuneration to induce referrals or generate business involving healthcare items or services payable by Medicare or Medicaid; (iii) federal and state physician self-referral laws, which generally prohibit referrals of certain services by physicians to entities with which the physician or an immediate family member has a financial relationship; and (iv) the federal Civil Monetary Penalties Law, which requires a lower burden of proof than other fraud and abuse laws and prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain healthcare services.

Violating these healthcare fraud and abuse laws and regulations may result in criminal and civil penalties, such as punitive sanctions, damage assessments, monetary penalties, imprisonment, denial of Medicare and Medicaid payments, and exclusion from the Medicare and Medicaid programs. These laws and regulations are enforced by a variety of federal, state and local governmental agencies, and many can also be enforced by private litigants through federal and state false claims acts and other laws that allow private individuals to bring whistleblower suits known as *qui tam* actions.

Reimbursement

Sources of revenue for us and some of our tenants include, among others, governmental healthcare programs, such as the federal Medicare programs and state Medicaid programs, and non-governmental third-party payors, such as insurance carriers and health maintenance organizations. Medicare is a federal health insurance program for persons aged 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a medical assistance program for eligible needy persons that is funded jointly by federal and state governments and administered by the states. Medicaid eligibility requirements and benefits vary by state. The Medicare and Medicaid programs are highly regulated and subject to frequent and substantial changes resulting from legislation, regulations and administrative and judicial interpretations of existing law.

As federal and state governments face significant budgetary pressures, they continue efforts to reduce Medicare and Medicaid spending through methods such as reductions in reimbursement rates and increased enrollment in managed care programs. Private payors, such as insurance companies, are typically for-profit companies and are continuously seeking opportunities to control healthcare costs. In some cases, private payors rely on government reimbursement systems to determine reimbursement rates, such that reductions in Medicare and Medicaid payment rates may negatively impact payments from private payors. These changes may result in reduced or slower growth in reimbursement for certain services provided by some of our tenants and managers. Additionally, the U.S. Congress and certain state legislatures have introduced and passed a large number of proposals and legislation designed to make major changes in the healthcare system, including changes that directly or indirectly affect reimbursement. Several of these laws, including the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the "Affordable Care Act"), have promoted shifting from traditional fee-for-service reimbursement models to alternative payment models that tie reimbursement to quality and cost of care, such as accountable care organizations and bundled payments. It is difficult to predict the nature and success of future financial or delivery system reforms, but changes to reimbursement rates and related policies could adversely impact our and our tenants' results of operations.

For the year ended December 31, 2022, approximately 7.0% of our total revenues and 15.6% of our total NOI were attributable to acute and post-acute healthcare facilities in which our third-party tenants receive reimbursement for their healthcare services under governmental healthcare programs, such as Medicare and Medicaid. We are neither a participant in, nor a direct recipient of, any reimbursement under these programs with respect to those leased facilities.

Data Privacy and Security

Privacy and security regulations issued pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), restrict the use and disclosure of individually identifiable health information ("protected health information" or "PHI"), provide for individual rights and require safeguards for PHI and notification of breaches of unsecure PHI. Entities subject to HIPAA include most healthcare providers, including some of our tenants and borrowers. These covered entities are required to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is electronically maintained or transmitted. Business associates of covered entities who create, receive, maintain or transmit PHI are also subject to certain HIPAA provisions. Violations of HIPAA may result in substantial civil and/or criminal fines and penalties.

There are several other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security of personal information. For example, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to data breaches. In most cases, we depend on our tenants and managers to fulfill any compliance obligations with respect to HIPAA and other privacy and security laws and regulations.

International Healthcare Regulation

We own senior housing communities in Canada and the United Kingdom. Senior living residences in Canada are provincially regulated. Within each province, there are different categories for senior living residences that are generally based on the level of care sought or required by a resident (e.g., assisted or retirement living, senior living residences, residential care, long-term care). In some of these categories and depending on the province, residences may be government funded, or the individual residents may be eligible for a government subsidy, while other residences are exclusively private-pay. The governing legislation and regulations vary by province, but generally impose licensing requirements and requirements related to quality control, public health, infection control and other care-related operating standards. These laws empower regulators in each province to take a variety of steps to ensure compliance, conduct inspections, issue reports and generally regulate the industry. Our communities in Canada are also subject to privacy legislation, including, in certain provinces, privacy laws specifically related to personal health information. Although the obligations of senior living residences in the various provinces differ, they all include the obligation to protect personal information. The powers of privacy regulators and penalties for violations of privacy law vary according to the applicable law or are left to the courts. Our senior living residences in Canada are also subject to a variety of other laws and regulations, including minimum wage standards and other employment laws.

In the United Kingdom, our senior housing communities are principally regulated as "care home services" under the Health and Social Care Act 2008. This legislation subjects service providers to standards of care and requires, among other things, that all persons carrying out such activities, and the managers of such persons, be registered. Providers of care home services are also subject (as data controllers) to laws and regulations governing their use of personal data (including in relation to their employees, clients and recipients of their services). These laws take the form of the U.K.'s Data Protection Act 2018. The Data Protection Act imposes a significant number of obligations on controllers with the potential for fines of up to 4% of annual worldwide turnover or €20 million, whichever is greater. Our business operations in the United Kingdom are also subject to a range of other regulations, such as the U.K. Bribery Act 2010.

The United Kingdom exited from the European Union on January 31, 2020 ("Brexit"). The impact of Brexit on the healthcare industry will depend on a variety of factors, including the evolution of healthcare regulatory and immigration policy and the broader economic outlook in the United Kingdom.

Regulation Impacting Life Science, Research and Innovation Centers

We lease a number of our assets to tenants in the life science, research and innovation sector, which includes university-affiliated organizations and private sector companies. These tenants may be dependent on private investors, the federal government or other sources of funding to support their activities. Creating a new pharmaceutical product or medical device requires substantial investments of time and capital, in part because of the extensive regulation of the healthcare industry; it also entails considerable risk of failure in demonstrating that the product is safe and effective and in gaining regulatory approval and market acceptance. Therefore, our tenants in the life science, research and innovation industry face high levels of regulation, expense and uncertainty. See "Risk Factors—Environmental, Economic and Market Risks—Our life science, research and innovation tenants face unique levels of regulation, expense and uncertainty." included in Part I, Item 1A of this Annual Report.

Our tenants with marketable products may be adversely affected by healthcare reform and government reimbursement policies, including changes under the current presidential administration or by private healthcare payors.

Tax Regulation

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code (the "Code"), commencing with our taxable year ended December 31, 1999. Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a C corporation. We will, however, be required to pay U.S. federal income tax in certain circumstances.

The Code defines a REIT as a corporation, trust or association:

(1)   that is managed by one or more trustees or directors;

(2)   that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)   that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)   that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)   that is beneficially owned by 100 or more persons;

(6)   not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)   that meets other tests, regarding the nature of its income and assets and the amount of its distributions.

We believe that we have been organized and have operated in a manner that has allowed us, and will continue to allow us, to satisfy conditions (1) through (7) inclusive, during the relevant time periods, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we will be organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT.

If we lose our status as a REIT (currently or with respect to any tax years for which the statute of limitations has not expired), we will face serious tax consequences that will substantially reduce the funds available to satisfy our obligations, to implement our business strategy and to make distributions to our stockholders for each of the years involved because:

•   We would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to regular U.S. federal corporate income tax;

•   We could be subject to increased state and local taxes; and

•   Unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

In addition, in such event we would no longer be required to pay dividends to maintain REIT status, which could adversely affect the value of our common stock. See "Risk Factors—Our REIT Status Risks".

Environmental Regulation

A wide variety of federal, local and foreign environmental and occupational health and safety laws and regulations affect our assets. However, these complex federal, state and foreign statutes, and their enforcement, involve a myriad of regulations, many of which impose strict liability on offenders. Some of these federal, state and foreign laws and regulations may directly impact us. Under various federal, local and foreign environmental laws, ordinances and regulations, an owner of real property or a secured lender, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property).

With respect to our properties that are operated or managed by third parties, we may be held primarily or jointly and severally liable for costs relating to the investigation and cleanup of any property from which there is or has been an actual or threatened release of a regulated material and any other affected properties, regardless of whether we knew of or caused the release. Such costs typically are not limited by law or regulation and could exceed the property's value. In addition, we may be liable for certain other costs, such as governmental fines and injuries to persons, property or natural resources, as a result of any such actual or threatened release. See "Risk Factors—Our Business Operations and Strategy Risks—Our operating assets may expose us to various operational risks, liabilities and claims that could adversely affect our ability to generate revenues or increase our costs and could adversely affect our business, financial condition and results of operations." included in Part I, Item 1A of this Annual Report.

Under the terms of our leases and loans, we generally have a right to indemnification by the tenants of our properties or borrowers for any contamination caused by them.

In some instances, we have also agreed to indemnify our tenants and managers against any environmental claims (including penalties and cleanup costs) resulting from any condition arising in, on or under, or relating to, the leased properties at any time before the applicable lease commencement date. With respect to our senior living operating portfolio, we have agreed to indemnify our managers against any environmental claims (including penalties and cleanup costs) resulting from any condition on those properties.

ITEM 1A.   Risk Factors

This section discusses material factors that affect our business, operations and financial condition. It does not describe all risks and uncertainties applicable to us, our industry or ownership of our securities. If any of the following risks, or any other risks and uncertainties that are not addressed below or that we have not yet identified, actually occur, we could be materially adversely affected, and the value of our securities could decline.

As set forth below, we believe that the risks we face generally fall into the following categories:

- Risks Related to the COVID-19 Pandemic
- Risks Related to Our Business Operations and Strategy
- Our Capital Structure Risks
- Our Legal, Compliance and Regulatory Risks
- Our REIT Status Risks

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic and its extended consequences have had and may continue to have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic, policy and other actions taken in response to the pandemic and their respective extended consequences have materially and negatively impacted our businesses in a number of ways and are expected to continue to do so. For instance, our financial results have been adversely impacted by increased operating costs at our senior housing communities as a result of labor pressures, public health measures and other operational and regulatory dynamics attributable or related to the pandemic and decreased revenues due to a reduction in occupancy in these communities. Many of our tenants, managers and borrowers have also incurred significant costs or losses or are under increased financial pressure as a result of the pandemic and its extended consequences, including as a result of increased expenses due to labor and inflationary pressures and rising interest rates and decreased revenues, which increases the risk that they are unable to comply with their obligations to us.

The effects of shelter-in-place and stay-at-home orders, if re-imposed, and the trend toward increased remote and hybrid work arrangements could strain our business continuity plans, increase operational risk, including cybersecurity risk, and impair our ability to manage our business. As a result of the pandemic, our non-field-based employees have operated in a primarily fully or partially remote working environment. Those employees have now shifted to a hybrid work model that supports a blend of in-office and remote work. While a hybrid work model offers flexibility to employees that may support our talent acquisition, retention and engagement efforts, it also creates inherent productivity, connectivity and oversight challenges. We may experience increased costs and disruption as we adjust to this work model or as the work model continues to evolve. We may face challenges in operating effectively and maintaining our corporate culture.

Senior housing communities have been disproportionately impacted by COVID-19. Lower labor force participation rates and inflationary pressures affecting wages have driven increased labor expenses across senior housing communities, with our tenants, managers and borrowers implementing higher wage rates, more costly overtime and usage of contract labor to address these challenges. Our tenants, managers and borrowers have experienced significant cost increases as a result of increased health and safety measures, increased governmental regulation and compliance, vaccine mandates and other operational changes necessitated either directly or indirectly by the COVID-19 pandemic. Many of these expenses have remained at these higher levels even as the COVID-19 pandemic has subsided. Increases in labor or other operating costs affects the net operating income of our SHOP segment and could affect the ability of our triple-net tenants and borrowers to meet their obligations to us, which in turn, could adversely affect our triple-net leased segment.

The ongoing COVID-19 pandemic has also, to varying degrees during the course of the pandemic, prevented prospective occupants and their families from visiting our senior housing communities and limited the ability of new occupants to move into our senior housing communities. The ongoing impact of the pandemic and its extended consequences on occupancy remains uncertain, especially as new strains of COVID-19 and other viruses and infections, such as flu and respiratory syncytial virus (RSV), arise and spread and clinical trends fluctuate. Any decrease in occupancy would affect the net operating income of our SHOP segment and could affect the ability of our triple-net tenants and borrowers to meet their obligations to us, which in turn, could adversely affect our triple-net leased segment.

Across our asset classes, the ongoing impact of the COVID-19 pandemic, policy and other actions taken in response to the pandemic and their respective extended consequences create a heightened risk of financial deterioration, including bankruptcy or insolvency, of our tenants, borrowers, managers and other obligors due to factors such as decreased occupancy, increased labor and other operating expenses, increased interest rates, medical practice disruptions resulting from increased hospitalizations or restrictions on elective procedures, difficulty procuring necessary products and services, delays and suspensions in the issuance of permits or other required authorizations and exposure to increased litigation and regulatory risk. Various federal, state, local and foreign governments have in the past enacted, and may in the future enact, laws, regulations or moratoriums that limit our ability to terminate a lease, evict a tenant or pursue other remedies where the tenant has been impacted by the COVID-19 pandemic. Where such laws, regulations or moratoriums are in effect, we may incur significant costs and it may take a significant amount of time to ultimately evict or pursue remedies against a tenant who is not meeting its contractual rent or other obligations. See also "—If our tenants', managers' or borrowers' financial condition or business prospects deteriorate, our business, financial condition and results of operations could be adversely affected" and "—We face potential adverse consequences from the bankruptcy, insolvency or financial deterioration of our tenants, managers, borrowers and other obligors.".

The COVID-19 pandemic, policy and other actions taken in response to the pandemic and their respective extended consequences have impacted the macroeconomic environment and global financial markets in significant ways, including through increased rates of inflation and interest rates and increasing labor pressure. These consequences have adversely impacted and may continue to adversely impact our business, financial condition and results of operations and that of our tenants, managers and borrowers. See also "—Risks Related to Our Business Operations and Strategy-Macroeconomic trends including rising labor costs and historically low unemployment, increases in inflation and rising interest rates may adversely affect our business and financial results.".

The COVID-19 pandemic, policy and other actions taken in response to the pandemic and their respective consequences have exacerbated, and may continue to exacerbate, the magnitude of other risks. Today, the trajectory and future impact of the COVID-19 pandemic, policy and other actions taken in response to the pandemic and their respective extended consequences remain highly uncertain. This uncertainty itself has impacted our business, including our ability to plan for and execute on strategic initiatives, to take defensive or offensive actions to effectively and efficiently manage risk and to manage the dynamic forces of volatile and tightening labor markets.

The extent of the continuing effect of the pandemic, policy and other actions taken in response to the pandemic and their respective extended consequences on our operational and financial performance will depend on a variety of factors, including the rise of new variants of the COVID-19 virus and the effectiveness of available vaccines and therapeutics against those variants; the availability and accuracy of testing; the rate of acceptance of available vaccines, vaccine boosters and therapeutics; the speed at which available vaccines, including boosters and updated versions of vaccines, and therapeutics can be successfully deployed; the rise and spread of other health conditions, such as flu and RSV; ongoing clinical experience, which may differ considerably across regions and fluctuate over time; the ongoing impact on the macroeconomic environment and global financial markets, including on inflation, interest rates and the labor market; and on other future developments, including the ultimate duration, spread and intensity of new outbreaks of COVID-19 and other conditions, such as flu and RSV, the extent to which governments impose, rollback or re-impose preventative restrictions and the availability of ongoing government financial support to our business, tenants, managers and borrowers.

There is a high degree of uncertainty regarding the implementation and impact of the CARES Act and other pandemic-related legislation and any future COVID-19 relief measures. There can be no assurance as to the total amount of financial assistance that we or our tenants, managers or borrowers will receive or retain.

In response to the COVID-19 pandemic, the CARES Act, the Consolidated Appropriations Act of 2021 and the American Rescue Plan Act of 2021 authorized funds to be distributed to healthcare providers through the Provider Relief Fund, which is administered by the HHS. These grants were intended to reimburse eligible providers for healthcare-related expenses or lost revenues attributable to COVID-19. Recipients are not required to repay distributions from the Provider Relief Fund, provided that they attest to and comply with certain terms and conditions, including reporting, record maintenance and audit requirements and not using grants received from the Provider Relief Fund to reimburse expenses or losses that other sources are obligated to reimburse. Federal, state and local governments and agencies implemented or announced other programs to provide financial and other support to businesses affected by the COVID-19 pandemic, some of which benefited our tenants, borrowers, managers and our SHOP segment, but that impose significant regulatory and compliance obligations.

We applied for and received from the Provider Relief Fund in late 2020 through 2022 on behalf of the assisted living communities in our SHOP segment. Many of our tenants, managers and borrowers also received grants from the Provider Relief Fund. As a recipient of funds from the Provider Relief Fund, we are required to comply with detailed reporting requirements specified by HHS, including in some instances by providing a third-party audit of the use of the funds received in accordance with Generally Accepted Government Auditing Standards or in conformance with the requirements of 45 CFR §75.514. In addition, the HHS Office of Inspector General and the Pandemic Response Accountability Committee each have the right to conduct their own audits of our use of funds from the Provider Relief Fund and HHS has the right to recoup some or all of the payments if it determines those payments were not made or the funds not used in compliance with its rules, regulations and interpretive guidance.

There remains a high degree of uncertainty surrounding the implementation, interpretation and application of the CARES Act, the PPPHCE Act, the CAA and other federal, state and local government pandemic relief programs, and the rules, regulations and guidance thereunder. There can be no assurance that we or our tenants, managers or borrowers are or will remain in compliance with all requirements related to the payments received under the Provider Relief Fund or other government relief programs, that the terms and conditions of the Provider Relief Fund grants or other government relief programs will not change or be interpreted in ways that affect our ability or the ability of our tenants, managers and borrowers to comply with such terms and conditions (which could affect the ability to retain any grants or other funds), the amount of total financial grants or other funds that we or our tenants, managers or borrowers may ultimately receive or our or their eligibility to participate in any future funding. We continue to assess the potential impact of the COVID-19 pandemic and government responses to the pandemic on our business, financial condition and results of operations.

Risks Related to Our Business Operations and Strategy

Macroeconomic trends including rising labor costs and historically low unemployment, increases in inflation, changes in exchange rates and rising interest rates may adversely affect our business and financial results.

Macroeconomic trends, including rising labor costs and historically low unemployment, increases in inflation, changes in exchange rates and rising interest rates, may adversely impact our business, financial condition and results of operations. Increased labor costs and a shortage of available skilled and unskilled workers has and may continue to increase the cost of staffing our or our tenants', managers' or borrowers' workforce, including employees at our senior housing communities. To the extent we or our tenants, managers or borrowers cannot hire sufficient workers, we or they may become dependent on high-cost alternatives to meet labor needs, including contract and overtime labor. If we or they are unable to hire and fill necessary positions, our respective businesses may suffer, causing us or them to forego potential revenue and growth or affecting our or their ability to effectively manage risk. Rising labor expense may result in decreased operating net income.

We and our tenants, managers and borrowers compete with various other companies in attracting and retaining qualified and skilled personnel who are responsible for our day-to-day operations. Competitive pressures, including historically low unemployment and rising inflation, may require that we or our tenants, managers and borrowers enhance pay and benefits packages to compete effectively for such personnel or use more costly contract or overtime labor. We and our tenants, managers and borrowers may not be able to offset such additional costs by increasing the rates we charge, whether to residents, tenants or others. If there is an increase in these costs or if we or our tenants, managers and borrowers fail to attract and retain qualified and skilled personnel, our respective businesses and operating results could be adversely affected.

The COVID-19 pandemic, policy and other actions taken in response to the pandemic and other recent events, such the conflict between Russia and Ukraine and supply chain disruptions, have exacerbated, and may continue to exacerbate, increases in the consumer price index. Many of our costs and the costs of our tenants, managers and borrowers, including operating and administrative expenses, interest expense and real estate acquisition and construction costs, are subject to inflation. These include expenses for property-related contracted services, utilities, repairs and maintenance and insurance and general and administrative costs including compensation costs, technology services and professional service fees. See also "—We may face increased risks and costs associated with volatility in materials and labor prices or as a result of supply chain or procurement disruptions, which may adversely affect the status of our construction projects.". Property taxes are also impacted by inflationary changes because taxes in some jurisdictions are regularly reassessed based on changes in the fair value of our properties. We may not be able to offset such additional costs by passing them through, or increasing the rates we charge, to residents and tenants. If there is an increase in these costs, our business, cash flows and operating results could be adversely affected.

Additionally, U.S. government policies implemented to address inflation, including actions by the Board of Governors of the Federal Reserve System ("the U.S. Federal Reserve") to increase interest rates, could negatively impact consumer spending, our and our tenants', managers' and borrowers' businesses, and future demand for our properties. In particular, primarily in response to concerns about inflation, the U.S. Federal Reserve significantly raised its benchmark federal funds rate, which has led to increases in interest rates in the credit markets and other impacts on the macroeconomic environment. The U.S. Federal Reserve may continue to raise the federal funds rate, which will likely lead to higher interest rates in the credit markets and the possibility of lower asset values, slowing economic growth and a recession. The increase in interest rates may continue to have an adverse impact on us and our tenants, managers and borrowers. See also "—Market conditions and the actual and perceived state of the capital markets generally could negatively impact our business, financial condition and results of operations", "—If our tenants', managers' or borrowers' financial condition or business prospects deteriorate, our business, financial condition and results of operations could be adversely affected."

Macroeconomic conditions and other events or occurrences that affect areas in which our properties are geographically concentrated may impact financial results.

We are exposed to general economic conditions, local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own properties. Our operating performance is impacted by the economic conditions of the specific markets in which we have concentrations of properties and could be adversely affected if conditions become less favorable in any such markets.

A substantial portion of our value is derived from properties in California, New York, Texas, Pennsylvania and Illinois, and as a result, we are subject to increased exposure to adverse conditions affecting these regions, including downturns in the local economies or changes in local real estate conditions, changing demographics, increased construction and competition or decreased demand for our properties, regional climate events, such as wildfires or storms, and changes in state-specific legislation, which could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our ability to attract and retain talented employees. The loss of any one of our key personnel or the inability to maintain appropriate staffing could adversely impact our business.

The success of our business depends, in part, on the leadership and performance of our executive management team and key employees and the ability to maintain appropriate staffing levels across our organization. Failure to attract, retain and motivate highly qualified employees, or failure to develop and implement a viable succession plan, could result in loss of institutional knowledge or important skills sets or an ineffective culture, significantly impacting our performance and adversely affecting our business.

The historically low unemployment rate and tight labor market may make it difficult for us to hire skilled and unskilled employees to meet our staffing needs. Competition for talented employees is intense, and we cannot assure you that we will retain our employees or that we will be able to attract and retain other highly qualified individuals in the future. The COVID-19 pandemic and its extended consequences could negatively affect the health, availability and productivity of our current personnel and have impacted our ability to recruit and attract new employees and retain current employees, particularly as remote and hybrid work arrangements and their impact on the market for talent remains uncertain. If our long-term compensation and retention plans and succession plans are not effective, if we lose any one or more of our key officers and employees or are unable to maintain appropriate staffing or operate below capacity – causing us to forego potential revenue and growth opportunities and affecting our ability to effectively manage risk – our business could be adversely affected.

Our third-party managers and tenants operate or exert substantial control over the properties that they manage for or rent from us, which limits our control and influence over operations and results.

A significant portion of our properties are either managed for us by third-party managers or leased from us by third-party tenants. Our third-party managers and tenants are ultimately in control of the day-to-day business of the properties that they manage for or lease from us. We have limited rights to direct or influence the business or operations of those properties, even though we have approval rights with respect to certain matters and the right to review operational and financial reporting information with respect to a majority of our portfolio. We depend on third parties to operate these properties in a manner that complies with applicable law and regulation, minimizes legal risk and maximizes the value of our investment. The failure by these third parties to operate these properties efficiently and effectively and adequately manage the related risks could adversely affect our business, financial condition and results of operations.

Our operating assets may expose us to various operational risks, liabilities and claims that could adversely affect our ability to generate revenues or increase our costs and could adversely affect our business, financial condition and results of operations.

We have limited rights to direct or influence the business or operations of the properties in our senior housing operating portfolio. However, as the owner and manager of senior housing properties we are ultimately responsible for all operational risks and other liabilities of such properties, other than those arising out of certain actions by our managers, such as gross negligence, fraud or willful misconduct. These risks include, and our resulting revenues are impacted by, among other things, fluctuations in occupancy levels, the inability to charge desirable resident fees (including anticipated increases in those fees), increases in the cost of food, materials, energy, labor (as a result of labor shortages, unionization, inflation or otherwise) or other services, rent control regulations, national and regional economic conditions, the imposition of new or increased taxes, capital expenditure requirements, changes in management or equity, accounting misstatements, professional and general liability claims, litigation and regulatory actions, and the availability and cost of insurance. Any one or a combination of these factors could result in deficiencies in our SHOP segment, which could adversely affect our business, financial condition and results of operations. Such operational risks could also arise as a result of our ownership of office buildings, and which could also adversely affect our business, financial condition and results of operations.

We generally hold the applicable healthcare license and enroll in applicable government healthcare programs on behalf of the properties in our SHOP segment. This subjects us to potential liability under various healthcare laws and regulations. Healthcare laws and regulations are wide-ranging, and noncompliance may result in the imposition of civil, criminal and administrative penalties, including: the loss or suspension of accreditation, licenses or certificates of need; suspension of or non-payment for new admissions; denial of reimbursement; fines; suspension, decertification, or exclusion from federal, state and foreign healthcare programs or community closure.

A significant portion of our revenues and operating income is dependent on a limited number of tenants and managers, including Brookdale Senior Living, Ardent, Kindred, Atria and Sunrise.

As of December 31, 2022, Atria managed 242 of our consolidated senior housing communities and Sunrise managed 92 of our consolidated senior housing communities pursuant to long-term management agreements. As of December 31, 2022, our three largest tenants, Brookdale Senior Living, Ardent and Kindred leased from us 121 properties, 30 properties and 29 properties, respectively. These properties represent a substantial portion of our portfolio, based on their gross book value, and account for a significant portion of our revenues and NOI.

We rely on Atria and Sunrise to manage a significant portion of the properties in our SHOP segment, including by setting appropriate resident fees, managing expenses, providing accurate property-level financial results in a timely manner and otherwise operating our senior housing communities profitably and in compliance with the terms of our management agreements and all applicable law and regulation. Any adverse developments in such managers' business and affairs or financial condition could impair their ability to manage our properties efficiently and effectively and could adversely affect the financial performance of our properties and our business, financial condition and results of operations. If either Atria or Sunrise experience financial, legal, accounting, regulatory or other difficulties that impact their financial stability, our business, financial condition and results of operations could be adversely affected.

We depend on Brookdale Senior Living, Ardent and Kindred to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures, and to comply with the terms of the mortgage financing, if any, affecting the properties they lease from us. These tenants have also agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses. We cannot assure you that they will be able to, or will continue to, satisfy their obligations to us, and any failure, inability or unwillingness by them to do so could adversely affect our business, financial condition and results of operations. Any failure by any one of Brookdale Senior Living, Ardent or Kindred to effectively conduct its operations or to maintain and improve the properties they lease from us could adversely affect their financial condition and, in turn, our business, financial condition and results of operations.

If our tenants', managers' or borrowers' financial condition or business prospects deteriorate, our business, financial condition and results of operations could be adversely affected.

We rely heavily on our tenants, managers and borrowers and their ability to perform their obligations to us, regardless of whether our relationship is structured as a triple-net lease, as a management contract or as a loan. Any of our tenants, managers or borrowers may experience a weakening in their overall financial condition, including as a result of deteriorating operating performance, changes in industry or market conditions, including supply-demand dynamics, rising interest rates or inflation, or other factors. If their financial condition deteriorates, they may be unable or unwilling to make payments or perform their obligations to us in a timely manner if at all. Although we generally have the right under specified circumstances to terminate a lease, evict a tenant, terminate our management agreements, demand immediate repayment of outstanding loan amounts or pursue other remedies, we may not be able to enforce these rights, or we may determine it is not prudent to do so if we believe that enforcement of our rights would be more detrimental to our business than seeking alternative approaches.

In some cases, our tenants, managers and borrowers may rely on reimbursements from governmental programs for a portion of their revenues. Changes in reimbursement policies and other governmental regulation resulting from actions by the U.S. Congress, U.S. executive orders or other governmental or regulatory agencies may result in reductions in our tenants', managers' or borrowers' revenues, operations and cash flows and affect our tenants', managers' or borrowers' ability to meet their obligations to us. Failure to comply with reimbursement regulations or other laws applicable to healthcare providers could result in penalties, fines, litigation costs, lost revenue or other consequences, which could adversely impact our tenants' ability to make contractual rent payments to us or adversely impact our cash flows from operations under a management arrangement. Our tenants, managers and borrowers who operate senior housing communities often depend on private pay sources consisting of the income or assets of residents or their family members to pay fees. Costs associated with independent and assisted living services generally are not reimbursable under government reimbursement programs, such as Medicare and Medicaid.

Our tenants, managers and borrowers depend on their ability to attract seniors, patients and other users of their services to their businesses, which may be affected by many factors, including, among other factors: (i) prevailing economic conditions and market trends, including market volatility, inflation and the strength of the economy generally and the housing market in particular; (ii) the ability to pay for such services, either through private resources or government reimbursement programs; (iii) consumer confidence; (iv) demographics; (v) property conditions; (vi) clinical conditions and safety, including as a result of a severe cold and flu season, an epidemic or any other widespread illness, such as that seen throughout the COVID-19 pandemic; (vi) public perception about such healthcare services; and (vii) social and environmental factors.

If our tenants, managers or borrowers fail to effectively conduct their operations, or to maintain and improve our properties on our behalf, it could adversely affect (i) their ability to attract and retain patients and residents in our properties, which could have an adverse effect on our and our tenants', managers' or borrowers' business, financial condition or results of operations and (ii) our business reputation as the owner of the properties and the business reputation of our tenants, managers or borrowers. Further, if a tenant, manager or borrower defaults or fails to pay its outstanding obligations at a time when terminating our agreement with, or replacing, such tenant, manager or borrower may be extremely difficult or impossible, including as a result of the COVID-19 pandemic, we may elect instead to amend such agreement with such tenant, manager or borrower. However, such amendments may be on terms that are less favorable to us than the original agreements and may have a material adverse effect on our results of operations and financial condition.

Our tenants, managers and borrowers have, and may continue to seek to, offset losses attributable to the COVID-19 pandemic by obtaining funds under the CARES Act or other similar legislative initiatives at the state and local level. We cannot determine when or if these government funds will ultimately be received by our tenants, managers and borrowers or whether these funds may materially offset the cash flow disruptions experienced by them. If they are unable to obtain these funds within a reasonable time period or at all, or the conditions precedent to receiving these funds are overly burdensome or not feasible, it may substantially affect their ability to make payments or perform their obligations when due to us.

We face potential adverse consequences from the bankruptcy, insolvency or financial deterioration of our tenants, managers, borrowers and other obligors.

We lease a significant number of our properties to tenants, operate a significant number of our properties through third-party managers and provide financing to third-party borrowers. We have limited control over the success or failure of our tenants', managers' and borrowers' businesses, and, at any time, a tenant, borrower or manager may experience a downturn in its business that weakens its financial condition. If that happens, the tenant, borrower or manager may fail to make payments or meet its other obligations to us, which could have an adverse impact on our results of operations and financial condition.

A downturn in any one of our tenants', borrowers' or managers' businesses could ultimately lead to its bankruptcy if it is unable to timely resolve the underlying causes, which may be largely outside of its control. Bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization that may render certain of our rights and remedies unenforceable or delay our ability to pursue such rights and remedies and realize any recoveries. For example, we cannot evict a tenant solely because it has filed a bankruptcy petition. A debtor-lessee may reject our lease in a bankruptcy proceeding, and any claim we have for unpaid rent might not be paid in full. We also may be required to fund certain expenses and obligations (such as real estate taxes, debt costs and maintenance expenses) to preserve the value of our properties, avoid the imposition of liens on our properties or transition our properties to a new tenant or manager.

Bankruptcy or insolvency proceedings may result in increased costs and require significant management attention and resources. If we are unable to transition affected properties efficiently and effectively, such properties could experience prolonged operational disruption, leading to lower occupancy rates and further depressed revenues. Publicity about a tenant's, borrower's or manager's financial condition and insolvency proceedings may negatively impact its reputation, which could result in decreased customer demand and revenues. Any or all of these risks could adversely affect our business, financial condition and results of operations. These risks would be magnified where we lease multiple properties to a single third party, as a failure or default would expose us to these risks across multiple properties.

See also "—If a borrower defaults, we may be unable to obtain payment, successfully foreclose on collateral or realize the value of any collateral, which could adversely affect our ability to recover our investment" below.

We may be required to recognize reserves, allowances, credit losses or impairment charges.

Declines in the value of our properties or other assets or loan collateral, financial deterioration of our borrowers or other obligors or other factors may result in the recognition of reserves, allowances, credit losses or impairment charges. Our determination of such reserves, allowances or credit losses relies on estimates regarding the fair value of any loan collateral, which is a complex and subjective process. In addition, we evaluate our assets for impairments based on various triggers, including market conditions, our current intentions with respect to holding or disposing of the assets and the expected future undiscounted cash flows from the assets. Impairments, reserves, allowances and credit losses are based on estimates and assumptions that are inherently uncertain, may increase or decrease in the future and may not represent or reflect the ultimate value of, or loss that we ultimately realize with respect to, the relevant assets. Any such impairment, reserve, allowance or credit loss, or any change in any of the foregoing, could have an adverse impact on our results of operations and financial condition.

See also "—If a borrower defaults, we may be unable to obtain payment, successfully foreclose on collateral or realize the value of any collateral, which could adversely affect our ability to recover our investment" and "—We face potential adverse consequences from the bankruptcy, insolvency or financial deterioration of our tenants, managers, borrowers and other obligors."

If we need to replace any of our tenants or managers, we may be unable to do so on as favorable terms, if at all, and we could be subject to delays, limitations and expenses, which could adversely affect our business, financial condition and results of operations.

Our tenants may not renew their leases with us, and our managers may not renew their management agreements with us, beyond their current terms. For example, our leases of 23 LTACs to Kindred and 121 senior living assets to Brookdale are set to expire in 2025, though Kindred has the right to extend the term of its lease for an additional 5 years and Brookdale has the right to extend the term of its lease for an additional 10 years. Even if a tenant renews its lease with us, or a manager renews its management agreement with us, we cannot assure you that the renewals will be on favorable terms. Our leases and management agreements provide us, our tenants and our managers with termination rights in certain circumstances. If our leases or management agreements are not renewed or are otherwise terminated, we may attempt to reposition those properties with another tenant or manager, as applicable. We may not be successful in identifying suitable replacements or entering into leases, management agreements or other arrangements with new tenants or managers on a timely basis or on terms as favorable to us as our current leases or management agreements, if at all. We may be required to fund certain expenses and obligations (such as real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our properties while they are being repositioned.

If our leases are not renewed or are otherwise terminated at some properties, we may attempt to sell those properties. We may not be successful in identifying suitable buyers or entering into sale agreements with buyers on a timely basis or on favorable terms, if at all, and we may be required to fund some expenses and obligations (such as real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our properties while they are being sold.

During transition periods to new tenants or managers, the attention of existing tenants or managers may be diverted from the performance of the properties, which could cause the financial and operational performance at those properties to decline. Our ability to reposition our properties with a suitable replacement tenant or manager could be significantly delayed or limited by state licensing, receivership, certificates of need, Medicaid change-of-ownership rules or other legal and regulatory requirements or restrictions. We could incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings.

In the case of our leased properties, following expiration of a lease term, or if we exercise our right to replace a tenant in default, rental payments on the related properties could decline or cease altogether while we attempt to reposition the properties with a suitable replacement tenant. This risk could be exacerbated by laws and regulations in certain jurisdictions that limit our ability to take remedial action against defaulted tenants under certain circumstances. Market conditions in effect at the time of the expiration or default of a lease may require us to reduce our rental rates below those we currently charge to retain tenants or obtain new suitable replacement tenants. Our ability to locate and attract suitable replacement tenants could be impaired by the specialized healthcare use or contractual restrictions on use of the property, and we may be forced to spend substantial amounts to adapt the properties to other uses.

If a borrower defaults, we may be unable to obtain payment, successfully foreclose on collateral or realize the value of any collateral, which could adversely affect our ability to recover our investment.

If a borrower defaults under a mortgage or other loan for which we are the lender, we may attempt to obtain payment in full or foreclose on the collateral securing the loan, including by acquiring any pledged equity interests or acquiring title to the subject properties, to protect our investment. The defaulting borrower may not be able to repay us even if we are legally entitled to full repayment of the debt. The defaulting borrower may contest our enforcement of foreclosure or other available remedies, seek bankruptcy protection against our exercise of enforcement or other available remedies or bring claims against us for lender liability. Any such delay or limit on our ability to pursue our rights or remedies could adversely affect our business, financial condition and results of operations. See "—We face potential adverse consequences from the bankruptcy, insolvency or financial deterioration of our tenants, managers, borrowers and other obligors," above.

Although our lease, loan and management agreements give us the right to exercise, under certain circumstances, certain remedies in the event of default on the obligations owing to us, we may decide not to exercise those remedies for one or more reasons. For example, we may not exercise remedies (or be successful in exercising remedies) if the terms are not enforceable, if the terms are too costly to enforce or if we believe that enforcement of our rights would be more detrimental to our business than seeking alternative approaches. We may also decide not to enforce other contractual protections, such as annual rent escalators, or the properties may not generate sufficient revenue to achieve the specified rent escalation parameters. Any of the risks described above could be exacerbated by new laws and regulations enacted during the COVID-19 pandemic or otherwise that limit our ability to enforce or terminate a lease, evict a tenant or pursue other remedies against tenants.

Even if we successfully foreclose on any collateral securing our mortgages and other loans, costs related to enforcement of our remedies, high loan-to-value ratios or declines in the value of the collateral could prevent us from realizing the full amount of our investment and we could be required to record a reserve or valuation allowance with respect to such loans. The collateral securing our mortgages and other loans may include equity interests in an entity with unexpected liabilities that limits the value of those equity interests, or the equity interests may be subject to securities law restrictions that limit our ability to sell those interests in a timely manner, if at all. The mortgages and other loans we hold may have other limiting characteristics that result in us not having full recourse to the collateral securing those obligations or may limit our flexibility if we foreclose on the collateral. For example, our mezzanine loan investments are subordinate to senior and/or secured indebtedness held by other investors that may encumber the same real estate, which may make foreclosing on such loans unfavorable and may afford such other investors the ability to extinguish our rights in the collateral. In connection with any foreclosure on any loan, we may be required to assume, replace or otherwise incur indebtedness, which may have an adverse effect on our financial condition. We may be unable to reposition any real property included in acquired collateral on a timely basis, if at all, or without making significant improvements or repairs. Any delay or costs incurred in selling or repositioning acquired collateral could adversely affect our ability to recover the full amount of our investment.

As of December 31, 2022, we recognized a $20.0 million allowance with respect to our $486.1 million cash-pay mezzanine loan (the "Santerre Mezzanine Loan") to Santerre Health Investors, which is subordinate to the rights of a $1.0 billion principal amount senior loan (the "Santerre Senior Loan"). The Santerre Senior Loan is secured by a diverse pool of medical office, senior housing, skilled nursing and other healthcare assets and the Santerre Mezzanine Loan is secured by equity interests in entities that own those assets. Both loans are otherwise non-recourse to the borrower, subject to certain exceptions. There can be no assurance that the borrower will fully pay the principal and interest on the Santerre Mezzanine Loan when due, and we may be required to record additional allowances in the future, which may have an adverse impact on our results of operations and overall financial condition. In the event of a default under the Santerre Mezzanine Loan, and if we foreclose on the collateral securing the Santerre Mezzanine Loan, we may be required to repay, assume or refinance the existing $1.0 billion non-recourse senior secured loan. If we elect to foreclose on the collateral, we will incur additional expenses and there can be no assurance that we will recognize the full value of our initial investment and such action may adversely impact our results of operations and overall financial condition, including our leverage profile and liquidity. We also may be unable to successfully integrate the operations, personnel or systems of foreclosed assets, maintain consistent standards, controls, policies and procedures, retain key personnel or realize the anticipated benefits from the collateral should we elect to foreclose. The borrower has also agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their business, and we cannot assure you that the borrower will have sufficient assets, income and insurance coverage to enable them to satisfy their indemnification obligations to us. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Loans Receivable and Investments".

We are vulnerable to adverse changes affecting our specific asset classes and the real estate industry generally.

We invest in a variety of assets classes in healthcare real estate, including senior housing, medical office, life science, research and innovation, hospitals, long-term acute care facilities and other healthcare properties. While we endeavor to invest in a diversified portfolio, there can be no assurance that in a particular economic or operational environment all assets will perform equally well or that our balance sheet will be appropriately balanced. Each of our asset classes are subject to their own dynamics and their own specific operational, financial, compliance, regulatory and market risks.

A broad downturn or slowdown in the healthcare real estate sector could have a greater adverse impact on our business than if we had investments in multiple industries and could negatively impact the ability of our tenants, managers and borrowers to meet their obligations to us. A downturn or slowdown in any one of our asset classes could adversely affect the value of our properties in such asset class and our ability to sell such properties at prices or on terms acceptable or favorable to us if at all.

We are exposed to the risks inherent in investments in real estate. Real estate investments are relatively illiquid, and our ability to quickly sell or exchange our properties in response to changes in economic or other conditions is limited. If we market any of our properties for sale, the value of those properties and our ability to sell at prices or on terms acceptable to us could be adversely affected by a downturn in the real estate industry. Transfers of healthcare real estate may be subject to regulatory approvals that are not required for transfers of other types of commercial real estate. We cannot assure you that we will recognize the full value of any property that we sell, and the inability to respond quickly to changes in the performance of our investments could adversely affect our business, financial condition and results of operations.

To the extent that we or our tenants, managers and borrowers are unable to navigate successfully the trends impacting our or their businesses and the industries in which we or they operate, we may be adversely affected.

Our tenants, managers and borrowers include senior housing managers, hospitals, post-acute facilities and other healthcare systems, medical offices and life sciences and technology companies that are subject to a complex set of trends affecting their businesses and the industries in which they operate. If we or they are unable to successfully navigate these trends, our business, financial condition and results and that of our tenants, managers and borrowers could be adversely affected.

There have been, and there are expected to continue to be, advances and changes in technology, payment models, healthcare delivery models, regulation and consumer behavior and perception that could reduce demand for on-site activities provided at our properties. For example, the increased demand in telehealth solutions could broadly impact market demand for our properties and cause long-term structural changes in the marketplace. If our tenants, managers or borrowers are unable to adapt to long-term changes in demand, their financial condition could be materially impacted and our business, financial condition and results of operations could suffer.

Our tenants, managers and borrowers face an increasingly competitive labor market, which has been compounded by general inflationary pressures on wages and the COVID-19 pandemic and could be further compounded by a shortage of care givers or other trained personnel, union activities or minimum wage laws. These pressures may require our tenants, managers and borrowers to enhance pay and benefits packages to compete effectively for trained personnel or use high-cost alternatives to meet labor needs, including contract and overtime labor. They may be unable to offset these increased costs by increasing the amounts they charge their patients, residents or clients. Rising labor expense could negatively impact the financial condition of our tenants, managers and borrowers and impair their ability to meet their obligations to us.

Controls imposed by Medicare, Medicaid and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as "utilization reviews," have affected and are expected to continue to affect certain of our tenants, specifically acute care hospitals and post-acute facilities. The U.S. Congress and certain state legislatures have introduced and passed a number of proposals and legislation designed to make major changes in the healthcare system, including changes that directly or indirectly affect reimbursement and the availability of home healthcare options. Several of these laws, including the Affordable Care Act, have promoted shifting from traditional fee-for-service reimbursement models to alternative payment models that tie reimbursement to quality and cost of care, such as accountable care organizations and bundled payments. See "Government Regulation - United States Healthcare Regulation, Licensing and Enforcement" included in Part I, Item 1 of this Annual Report. These and other trends could significantly and adversely affect the profitability of these tenants, which could affect their ability to make payments or meet their other obligations to us or their willingness to renew their leases on terms that are as favorable to us, or at all.

The hospitals on or near the campuses where our MOBs are located and their affiliated health systems may not remain competitive or financially viable.

Our MOBs and other properties that serve the healthcare industry depend on the competitiveness and financial viability of the hospitals on or near the campuses where our properties are located and their ability to attract physicians and other healthcare-related clients to our properties. The viability of these hospitals, in turn, depends on a solid quality and mix of healthcare services provided, successful competition for patients, physicians and physician groups, positive demographic trends in the surrounding community, positive macroeconomic conditions, superior market position and growth potential as well as the ability of the affiliated health systems to provide economies of scale and access to capital. If a hospital on or near the campus where one of our properties is located fails or becomes unable to meet its financial obligations, and if an affiliated health system is unable to support that hospital, that hospital may be unable to compete successfully. That could adversely impact the hospital's ability to attract physicians and other healthcare-related clients, and, in some cases, the hospital might even close or relocate. We rely on proximity to and affiliations with hospitals to create leasing demand in our MOB and similar properties. If a hospital moves, closes, doesn't remain competitive or financially viable or can't attract physicians and physician groups, our properties and our business, financial condition and results of operations could be adversely affected.

Our life science, research and innovation tenants face unique levels of expense and uncertainty.

Our life science, research and innovation tenants develop and sell products and services in an industry that is characterized by rapid and significant changes, evolving industry standards, significant research and development risk and uncertainty over the implementation of new healthcare reform legislation. These tenants, particularly those involved in developing and marketing pharmaceutical or other life science products, require significant outlays of funds for the research and development, clinical testing, manufacture and commercialization of their products and technologies, as well as to fund their other obligations, including rent payments to us. Our tenants' ability to raise capital depends on the timely success of their research and development activities, viability of their products and technologies, their financial and operating condition and outlook and the overall financial, banking and economic environment. If private investors, the federal government, universities, public markets or other sources of funding are unavailable to support these tenants because of general economic conditions, adverse market conditions or otherwise, a tenant may not be able to pay rent or meet its other obligations to us and its business may fail. The financing market for life science, research and innovation companies has been and may continue to be volatile, which may contribute to these risks.

The research and development, clinical testing, manufacture and marketing of some of our tenants' products require federal, state and foreign regulatory approvals. The approval process is typically long, expensive and uncertain. Even if our tenants have sufficient funds to seek approvals, one or all of their products may fail to obtain the required regulatory approvals on a timely basis or at all. Our tenants may only have a small number of products under development. If one product fails to receive the required approvals at any stage of development, it could significantly and adversely affect the tenant's entire business. Our tenants may be unable to manufacture their products successfully or economically, may be unable to adapt to rapid technological advances in their industry, may be unable to adequately protect their intellectual property, may face competition from new products or may not receive acceptance of their products. If our life science, research and innovation tenants' business deteriorates for these or any other reasons, they may be unable to make payments or meet their other obligations to us.

We cannot assure you that any of our life science, research and innovation tenants will be successful in their businesses. Any tenant that is unable to avoid, or sufficiently mitigate, the risks described above may have difficulty making payments or satisfying its other obligations to us, which in turn could adversely affect our business, financial condition and results of operations. See also "—If we need to replace any of our tenants or managers, we may be unable to do so on as favorable terms, if at all, and we could be subject to delays, limitations and expenses, which could adversely affect our business, financial condition and results of operations."

Increased construction and development in the markets in which our properties are located could adversely affect our future occupancy rates, operating margins and profitability.

If existing supply and development collectively outpaces demand in the markets in which our properties are located, those markets may become saturated and we could experience decreased occupancy, reduced operating margins and lower profitability, which could adversely affect our business, financial condition and results of operations. Depending on the jurisdiction, there are limited barriers to developing properties in our asset classes, particularly senior housing. As a result, supply and demand dynamics can change quickly. We may be unable to rebalance our portfolio in a timely manner in order to respond to changes in those dynamics.

Merger, acquisition and investment activity in our industries resulting in a change of control of, or a competitor's investment in, one or more of our tenants, managers or borrowers could adversely affect our business, financial condition and results of operations.

The senior housing and healthcare industries have experienced and may continue to experience consolidation, including among owners of real estate, tenants, managers, borrowers and care providers. When a change of control of a tenant, manager or borrower occurs, that tenant's, manager's or borrower's strategy, financial condition, management team or real estate needs may change, any of which could adversely affect our relationship with that party and our revenues and results of operations. If any of our tenants or managers merge with one another, our dependence on a small group of significant third parties would increase, as would our exposure to the risks described above under "—Our investments in and acquisitions of properties may be unsuccessful or fail to meet our expectations." A competitor's investment in one of our tenants, managers or borrowers could enable our competitor to directly or indirectly influence that tenant's, manager's or borrower's business and strategy in a manner that impairs our relationship with the tenant, manager or borrower or is otherwise adverse to our interests. Depending on our contractual agreements and the specific facts and circumstances, we may not have the right to prevent a competitor's investment in, a change of control of, or other transactions impacting a tenant, manager or borrower.

Our ongoing strategy depends, in part, upon identifying and consummating future acquisitions and investments and effectively managing our expansion opportunities.

An important part of our business strategy is to continue to expand and diversify our portfolio, directly or indirectly with third parties, through accretive acquisition, investment, development and redevelopment activities in domestic and international healthcare real estate. Our ability to execute this strategy successfully is affected by many factors, including the significant competition we face for acquisition, investment, development and redevelopment opportunities, the availability of suitable opportunities, our relationships with current and prospective clients and partners, our ability to obtain debt and equity capital at costs comparable to or better than our competitors and lower than the yield we earn on our acquisitions or investments and our ability to negotiate favorable terms with counterparties, including buyers and sellers of assets. We compete for these opportunities with a broad variety of potential investors, including other healthcare REITs, real estate partnerships, healthcare providers, healthcare lenders and other investors, including developers, banks, insurance companies, pension funds, government-sponsored entities and private equity firms, some of whom may have advantages compared to us, including greater financial resources and lower costs of capital. See "Business—Competition" included in Part I, Item 1 of this Annual Report. If we are unsuccessful at identifying and capitalizing on investment, acquisition, development and redevelopment opportunities and otherwise expanding and diversifying our portfolio, our growth and profitability may be adversely affected.

When expanding into areas that are new to us, we face numerous risks and uncertainties, including risks associated with (i) the required investment of capital and other resources; (ii) the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk; (iii) the diversion of management's attention from our other businesses; (iv) the increasing demands on or issues related to operational and management systems and controls; (v) compliance with additional legal or regulatory requirements with which we are not familiar; and (vi) the broadening of our geographic footprint, including the risks associated with conducting operations in non-U.S. jurisdictions. Any new strategies, markets or businesses that we enter into may not be successful or meet our expectations, or we may be unable to effectively monitor or manage our portfolio of properties as it expands. Failure to meet any of these objectives could adversely affect our business, financial condition and results of operations.

Our investments in and acquisitions of properties may be unsuccessful or fail to meet our expectations.

We have made and expect to continue to make significant acquisitions and investments as part of our overall business strategy. Investing in and acquiring healthcare real estate entails risks associated with real estate investments generally, including the risk that the investment will not achieve expected returns, that the cost estimates for necessary property improvements will prove inaccurate or that a tenant, manager or borrower will fail to meet performance expectations or their obligations to us. We also make acquisitions and investments outside the United States, which raises legal, economic and market risks associated with doing business in foreign countries, such as currency exchange fluctuations and foreign tax risks.

Our real estate development and redevelopment projects present additional risks, including the risk of construction delays or cost overruns that increase expenses, the inability to obtain required zoning, occupancy and other governmental approvals and permits on a timely basis and the incurrence of significant costs prior to completion of the project. Healthcare real estate properties are often highly customized, and the development or redevelopment of such properties may require costly tenant-specific or market-driven improvements.

Other risks that our significant acquisition and investment activity, including our developments and redevelopments, presents include that:

- We may be unable to successfully integrate the operations, personnel or systems of acquired companies, maintain consistent standards, controls, policies and procedures, retain key personnel or companies we acquire or realize the anticipated benefits of acquisitions and other investments within the anticipated time frame if at all;

- Our underwriting assumptions, including projections of estimated future revenues and expenses and anticipated synergies and other costs savings, and other financial and operating metrics that we develop may be inaccurate, in which case we may not be able to realize the expected benefits of the acquisition, investment, development or redevelopment;

- Our leverage could increase or our per share financial results could decline if we incur additional debt or issue equity securities to finance acquisitions and investments;

- Acquisitions and investments could divert management's attention from our existing assets;

- The value of the assets we acquire or invest in may decline or we may not realize the expected return on the developments or redevelopments we undertake; and

- If our acquisitions, investments, developments and redevelopments are not successful, the market price of our common stock may decline.

See also "—Our ongoing strategy depends, in part, upon identifying and consummating future acquisitions and investments and effectively managing our expansion opportunities," below.

We cannot assure you that our acquisitions, investments, developments and redevelopments will be successful or meet our expectations, which could adversely affect our business, financial condition and results of operations.

Our investments in co-investment vehicles, joint ventures and minority interests may subject us to risks and liabilities that we would not otherwise face.

We have and may continue to develop and acquire properties in co-investment vehicles or joint ventures with other persons or entities when circumstances warrant the use of these structures. In 2020, we formed Ventas Investment Management ("VIM") to combine our private capital management capabilities for certain assets under a single platform. We also own minority investments in properties and unconsolidated operating entities. These minority investments usually entitle us to typical rights and protections but inherently involve a lesser degree of control over business operations than if we owned a majority interest. In the future, we may enter into additional co-investments, partnerships and joint ventures, either through VIM or otherwise.

There can be no assurance that our co-investments, joint ventures, minority or other investments, which we refer to collectively below as investments and ventures, will be successful or meet our expectations. These investments and ventures involve significant risk, including, among others, the following:

- We may be unable to take actions that are opposed by our partners under arrangements that require us to share decision-making authority;
- For investments and ventures in which we have a noncontrolling interest, our partners may take actions that we oppose;
- If our partners become bankrupt, insolvent or otherwise fail to fund their share of required capital contributions or fulfill other partner obligations, we may choose to or be required to contribute that capital;
- Some of our investments and ventures may incur indebtedness; in some cases, we may guarantee the payment of such indebtedness, in whole or in part; depending on credit market conditions, the refinancing or payoff of such indebtedness may require equity capital calls, which we or our partner may not be capable of funding or which may be required at inopportune times;
- We may be subject to restrictions on our ability to transfer our interest in the investment or venture, which may require us to retain our interest at a time when we would otherwise prefer to sell it;
- Our partners may have business interests or goals that conflict with our business interests and goals, including the timing, terms and strategies for any investments, and what levels of financing to incur or carry;
- Our partners may be structured differently than us for tax purposes and this could create conflicts of interest, including with respect to our compliance with the REIT requirements, and our REIT status could be jeopardized if any of our joint ventures do not operate in compliance with REIT requirements;
- Our investments or ventures or our partners may be unable to meet their financial or other obligations to us or to the investment or venture, including any obligation to provide equity to the investment or venture or indemnify us or the investment or venture for losses;
- Our partners may have competing interests in our markets that could create conflicts of interest;
- We could experience an impasse on certain decisions where we do not have sole decision-making authority, which could require us to expend additional resources on resolving such impasses or potential disputes;
- We could become engaged in a dispute with any of our partners that could lead to the sale of either parties' ownership interest or the underlying assets;
- Disagreements with our partners could result in litigation or arbitration; and
- We may suffer other losses as a result of actions taken by our partners.

In some instances, our partners may have the right to cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner's interest will be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. This may require us to sell our interest in the investment or venture when we would otherwise prefer to retain it.

In certain circumstances, Ventas serves as managing member, general partner or controlling party with respect to investments and ventures, including the Ventas Fund and our joint venture with GIC. In such instances, we may face additional risks including, among others, the following:

- Ventas may have increased duties to the other investors or partners in the investment or venture;
- In the event of certain events or conflicts, our partners may have recourse against Ventas, including the right to monetary penalties, the ability to force a sale or exit the investment or venture;
- Our partners may have the right to remove us as the general partner or managing member in certain cases involving cause; and
- Our subsidiaries that would be the general partner or managing member of the investment or venture could be generally liable, under applicable law or the governing agreement of a venture, for the debts and obligations of the investment or venture, subject to certain exculpation and indemnification rights pursuant to the terms of the governing agreement.

Damage to our reputation could adversely affect our business, financial condition or result of operations.

Our positive reputation for quality and service with our stakeholders, including our tenants, managers, development partners, lenders and stockholders, could be damaged. Such damage to our reputation could result if, for example, we experience a sustained period of distress, where our properties underperform, our tenants or managers default or in other instances that result in misalignment with those parties. Damage to our reputation could result in a decrease in the market price of our common stock or make it more difficult to continue to grow and expand our relationships with our tenants, managers, development partners and lenders, which could adversely affect our business, financial condition and results of operations.

Development, redevelopment and construction risks could affect our profitability.

We invest in various development and redevelopment projects. In deciding whether to make an investment in a project, we make certain underwriting assumptions regarding expected future performance. Our assumptions are subject to risks generally associated with development and redevelopment projects, including, among others, that:

- Tenants may not lease the amount of space projected or at the projected rental rate levels or lease on the projected schedule, including due to increased competition in the market and other market and economic conditions;
- Our underwriting assumptions and other financial and operating metrics that we develop, such as the estimated costs necessary to develop or redevelop the property, may be inaccurate, in which case we may not be able to realize the expected benefits of the project;
- We may not complete the project on schedule or within budgeted amounts;
- We may not be able to recognize rental revenue even though cash rent is being paid and the lease has commenced;
- We may encounter delays in obtaining or we may fail to obtain necessary zoning, land use, building, occupancy, environmental and other governmental permits and authorizations;
- We may be unable to obtain financing for the project on favorable terms or at all, including at the maturity of an applicable construction loan;
- Construction or other delays may provide tenants or residents the right to terminate preconstruction leases or cause us to incur additional costs, including through rent abatement;
- Volatility in the price of construction materials or labor may increase our project costs;
- Any partners in the project may maintain significant decision-making authority with respect to the project, which lessens our control and could lead to increased costs, project delays or disputes;
- Our builders or development managers may fail to meet their obligations to us or satisfy the expectations of our tenants and partners; and
- We may incorrectly forecast risks associated with development in new geographic regions or addressing markets that are new to us, including new markets where we may not have sufficient depth of market knowledge.

We may face increased risks and costs associated with volatility in materials and labor prices or as a result of supply chain or procurement disruptions, which may adversely affect the status of our construction projects.

The price of commodities and skilled labor for our construction projects may increase due to external factors, including, but not limited to, performance of third-party suppliers and contractors; overall market supply and demand; government regulation and policies, including actions taken by the Federal Reserve, and changes in general business, economic or political conditions. As a result, the costs of construction materials and skilled labor required for the completion of our development and redevelopment projects may fluctuate significantly over time.

We rely on a number of third-party suppliers and contractors to supply materials and skilled labor for our construction projects. We may experience difficulties obtaining necessary materials from suppliers or vendors whose supply chains might be disrupted by macroeconomic conditions or otherwise, or difficulties obtaining adequate skilled labor from third-party contractors in a tightening labor market. If we are unable to access materials and labor to complete our construction projects within our expected budgets and meet our tenants' demands and expectations in a timely and efficient manner, our results of operations may be adversely impacted. We may be unable to complete our development or redevelopment projects timely or within our budget, which may affect our ability to lease space to potential tenants and adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic and its extended consequences have contributed to global supply chain disruptions including the supply of some construction materials. These disruptions could cause construction delays or significantly affect the cost of our development or redevelopment projects through higher costs for construction materials, labor and services from third-party contractors and suppliers. Significant construction delays and increases in costs because of the supply chain disruptions could interfere with our ability to meet commitments to our counterparties and could have a material impact on our business.

If any of the risks described above occur, our development and redevelopment projects may not yield anticipated returns, which could adversely affect our business, financial condition and results of operations.

We own properties that are subject to ground lease, air rights or other restrictive agreements that limit our uses of the properties, restrict our ability to sell or otherwise transfer the properties and expose us to loss of the properties if such agreements are breached by us or terminated.

Our investments in medical office, life science and research and innovation buildings and facilities as well as other properties may be made through leasehold interests in the land on which the buildings are located, leases of air rights for the space above the land on which the buildings are located, or other similar restrictive arrangements. Many of these ground lease, air rights and other restrictive agreements impose significant limitations on our uses of the subject properties, restrict our ability to sell or otherwise transfer our interests in the properties or restrict the leasing of the properties. These restrictions may limit our ability to timely sell or exchange the properties, impair the properties' value or negatively impact our ability to find suitable tenants for the properties. We could lose our interests in the subject properties if the ground lease, air rights or other restrictive agreements are breached by us, are terminated or expire. In addition, we could be forced to renegotiate such ground leases upon their expiration on terms that are unfavorable to us.

Purchase options, rights of first offer or rights of first refusal in favor of third parties could negatively affect us or discourage prospective buyers from negotiating with us with respect to the sale of our properties.

Some of our properties are subject to purchase options, rights of first offer, rights of first refusal or similar rights in favor of third parties. Purchase options for our properties may give a third party the right to purchase the property at fair market value, at a price set based on our investment in the property, or at fixed prices as of certain dates. The proceeds we receive as a result of the exercise of a purchase option may be less than the price we paid for the property, and we may not be able to re-invest the proceeds on favorable terms or at all. In addition, purchase options could force us to sell a property when we would otherwise prefer to hold such property. Purchase options, rights of first offer or rights of first refusal that encumber our properties could discourage prospective buyers from negotiating with us and may prevent us from receiving the maximum price that we may otherwise have obtained.

Damage from catastrophic or extreme weather and other natural events and the physical effects of climate change could result in losses to the Company.

Some of our properties are in areas particularly susceptible to revenue loss, cost increase or damage caused by catastrophic or extreme weather and other natural events, including fires, snow, rain or ice storms, windstorms, tornadoes, hurricanes, earthquakes, flooding and other severe weather. These adverse weather and natural events could cause substantial damages or losses to our properties that could exceed our or our tenants', borrowers' or managers' property insurance coverage. Any of these events could cause a major power outage, leading to a disruption of our systems and operations. If we incur a loss greater than insured limits, or if for any reason insurance coverage is unavailable, we could lose our capital invested in the affected property, as well as anticipated future revenue from that property. Any such loss could materially and adversely affect our business, financial condition and results of operations. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable.

If significant changes in the climate occur in areas where our properties are located, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage to or a decrease in demand for properties located in these areas or affected by these conditions. Where climate change has a significant or sustained impact, our properties could be destroyed and our business, financial condition or results of operations may be adversely affected.

Changes in federal, state or foreign legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our new development properties without a corresponding increase in revenue.

Activist investors could cause us to incur substantial costs, divert management's attention and have an adverse effect on our business.

Activist investors may from time to time engage in proxy solicitations, advance shareholder proposals or otherwise attempt to affect changes or acquire control over us. Responding to these actions can be costly and time-consuming, divert the attention of our Board and management from the management of our business and the pursuit of our business strategies. In addition to incurred costs, perceived uncertainties as to our future direction may result in the loss of potential business opportunities, damage to our reputation and may make it more difficult to attract and retain qualified directors, personnel and business partners. These actions could also cause our stock price to experience periods of volatility.

Our Capital Structure Risks

Market conditions and the actual and perceived state of the capital markets generally could negatively impact our business, financial condition and results of operations.

We are dependent on the capital markets and any disruption to the capital markets or our ability to access such markets could impair our ability to fulfill our dividend requirements, make payments to our security holders or otherwise finance our business operations. Adverse developments affecting economies throughout the world, including rising inflation, a general tightening of availability of credit (including the price, terms and conditions under which it can be obtained), the state of the public and private capital markets, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, declining consumer confidence, the actual or perceived state of the real estate market, tightened labor markets or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, could impact our business, financial condition and results of operations. For example, unfavorable changes in general economic conditions, including recessions, economic slowdowns, high unemployment and rising prices or the perception by consumers of weak or weakening economic conditions may reduce disposable income and impact consumer spending in healthcare or senior housing, for example, which could adversely affect our financial results.

During inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense of our borrowings. In particular, primarily in response to concerns about inflation, the U.S. Federal Reserve has significantly raised its benchmark federal funds rate, which has led to increases in interest rates in the credit markets. The U.S. Federal Reserve may continue to raise the federal funds rate, which will likely lead to higher interest rates in the credit markets and the possibility of lower asset values, slowing economic growth and/or a recession. We are exposed to increases in interest rates in the short term through our variable-rate borrowings, which consist of borrowings under our unsecured credit facility, our unsecured term loans and our commercial paper program. Therefore, interest rate increases, due to inflation or otherwise, could in the short term, increase our interest expense under these variable-rate facilities and in the long term, increase our financing costs as we refinance our existing variable-rate and fixed-rate long-term borrowings, or incur additional interest expense related to the issuance of incremental debt.

To the extent there is turmoil in the global financial markets, this turmoil has the potential to adversely affect (i) the value of our properties; (ii) the availability or the terms of financing that we have or may be able to obtain; (iii) our ability to make principal and interest payments on, or refinance when due, any outstanding indebtedness; (iv) our ability to pay a dividend and (v) the ability of our tenants, managers and borrowers to satisfy their obligations to us. Disruptions in the capital and credit markets may also adversely affect the market price of our securities.

We are exposed to increases in interest rates, which could reduce our profitability and adversely impact our ability to refinance existing debt, sell assets or engage in acquisition, investment, development and redevelopment activity, and our decision to hedge against interest rate risk might not be effective.

Interest rates are rising and are expected to continue to rise. Increases in interest rates may result in a decrease in the value of our real estate, a decrease in the market price of our common stock and a decrease in our cash flows and net income. Increases in interest rates may also adversely affect the securities markets generally, which could reduce the market price of our common stock without regard to our operating performance. Any such unfavorable changes to our borrowing costs and price of our common stock could significantly impact our ability to raise new debt and equity capital going forward and increase the cost of financing on our acquisition, investment, development and redevelopment activity. An increase in interest rates also could limit our ability to refinance existing debt upon maturity or cause us to pay higher rates upon refinancing, as well as decrease the amount that third parties are willing to pay for our assets, thereby limiting our ability to promptly reposition our portfolio in response to changes in economic or other conditions.

We receive a significant portion of our revenues by leasing assets under long-term triple-net leases that generally provide for fixed rental rates subject to annual escalations, while certain of our debt obligations are floating rate obligations with interest and related payments that vary with the movement of the London Interbank Offered Rate ("LIBOR"), the Secured Overnight Financing Rate ("SOFR"), Bankers' Acceptance or other indexes. The generally fixed rate nature of a significant portion of our revenues and the variable rate nature of certain of our debt obligations create interest rate risk. If interest rates continue to rise, the costs of our existing floating rate debt and any new debt that we incur would increase. These increased costs could reduce our profitability, impair our ability to meet our debt obligations, or increase the cost of financing our acquisition, investment, development and redevelopment activity.

We may seek to manage our exposure to interest rate volatility with hedging arrangements that involve additional risks, including the risks that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that the amount of income we earn from hedging transactions may be limited by federal tax provisions governing REITs, and that these arrangements may cause us to pay higher interest rates on our debt obligations than otherwise would be the case. Moreover, no amount of hedging activity can fully insulate us from the risks associated with changes in interest rates. Failure to hedge effectively against interest rate risk, if we choose to engage in such activities, could adversely affect our business, financial condition and results of operations.

We have a significant amount of outstanding indebtedness and may incur additional indebtedness in the future.

As of December 31, 2022, we had approximately $12.4 billion of outstanding principal indebtedness. The instruments governing our existing indebtedness permit us to incur substantial additional debt, including secured debt, and we may satisfy our capital and liquidity needs through additional borrowings. Our indebtedness requires us to dedicate a significant portion of our cash flow from operations to the payment of debt service, thereby reducing the funds available to implement our business strategy and make distributions to stockholders. A high level of indebtedness on an absolute basis or as a ratio to our cash flow could also have the following consequences:

• Potential limits on our ability to adjust rapidly to changing market conditions and vulnerability in the event of a downturn in general economic conditions or in the real estate or healthcare industries;

• Potential impairment of our ability to obtain additional financing to execute on our business strategy; and

• Potential downgrade in the rating of our debt securities by one or more rating agencies, which could have the effect of, among other things, limiting our access to capital and increasing our cost of borrowing.

We mortgage, and expect to continue to mortgage, certain of our properties to secure payment of indebtedness. If we are unable to meet our mortgage payments, then the encumbered properties could be foreclosed upon or transferred to the mortgagee with a resulting loss of income and asset value.

We are highly dependent on access to the capital markets. Limitations on our ability to access capital could have an adverse effect on us, including our ability to make required payments on our debt obligations, make distributions to our stockholders or make future investments necessary to implement our business strategy.

We cannot assure you that we will be able to raise the capital necessary to meet our debt service obligations, make distributions to our stockholders or make future investments necessary to implement our business strategy if our cash flow from operations is insufficient to satisfy these needs. We cannot assure you that conditions in the capital markets will not deteriorate, that our access to capital and other sources of funding will not become constrained or that interest rates will not rise, any of which could adversely affect the availability and terms of future borrowings, renewals or refinancings and our results of operations and financial condition. If we cannot access capital at an acceptable cost or at all, we may be required to liquidate one or more investments in properties at times that may not permit us to maximize the return on those investments or that could result in adverse tax consequences to us.

As a public company, our access to debt and equity capital depends, in part, on the trading prices of our senior notes and common stock, which, in turn, depend upon market conditions that change from time to time, such as the market's perception of our financial condition, our growth potential and our current and expected future earnings and cash distributions. Our failure to meet the market's expectation regarding future earnings and cash distributions or a significant downgrade in the ratings assigned to our long-term debt could impact our ability to access capital or increase our borrowing costs.

The COVID-19 pandemic and its extended consequences have caused, and could continue to cause, severe economic, market and other disruptions worldwide, including widespread inflation that led to a rise in interest rates. It is possible that conditions in the bank lending, capital and other financial markets could again deteriorate as a result of the pandemic, and that could in turn mean that our access to capital and other sources of funding could become constrained. Any of these conditions could adversely affect the availability and terms of our future borrowings, renewals or refinancings. The continuance of the effects of the COVID-19 pandemic and its extended consequences on our business could lead to downgrades of our long-term credit rating. See "—Risks Related to the COVID-19 Pandemic—The COVID-19 pandemic and its extended consequences have had and may continue to have a material adverse effect on our business, financial condition and results of operations," above. Any future downgrades could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments.

We rely on the financial institutions that are parties to our revolving credit facilities. If these institutions become capital constrained, tighten their lending standards or become insolvent or if they experience excessive volumes of borrowing requests from other borrowers within a short period of time, they may be unable or unwilling to honor their funding commitments to us, which would adversely affect our ability to draw on our revolving credit facilities and, over time, could negatively impact our ability to consummate acquisitions, repay indebtedness as it matures, fund capital expenditures or make distributions to our stockholders.

We may be adversely affected by fluctuations in currency exchange rates.

Our ownership of properties in Canada and the United Kingdom currently subjects us to fluctuations in the exchange rates between U.S. dollars and Canadian dollars or the British pound, which may, from time to time, impact our financial condition and results of operations. If we continue to expand our international presence through investments in, or acquisitions or development of, senior housing or healthcare assets outside the United States, Canada or the United Kingdom, we may transact business in other foreign currencies. Although we may pursue hedging alternatives, including borrowing in local currencies, to protect against foreign currency fluctuations, we cannot assure you that such hedging will be successful and that fluctuations will not adversely affect our business, financial condition and results of operations.

The phasing out of LIBOR may affect our financial results.

LIBOR and certain other interest "benchmarks" are subject to regulatory guidance and reform that have caused and may in the future cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. Following announcements by the United Kingdom's Financial Conduct Authority, which regulates LIBOR, and ICE Benchmark Administration Limited, which administers LIBOR's publication, publication of most LIBOR settings ceased after December 31, 2021. While publication of the remaining U.S. dollar LIBOR settings is expected to cease after June 30, 2023, U.S., European Union and U.K. regulators have discouraged use of LIBOR for any new contracts entered into after year-end 2021. While there are other rates that have gained market acceptance as alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected SOFR as the recommended alternative to U.S. dollar LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and the Federal Reserve Bank of New York started to publish SOFR in April 2018. The discontinuation, reform or replacement of LIBOR or any other benchmark rates may have an unpredictable impact on contractual mechanics in the credit markets or cause disruption to the broader financial markets and could have an adverse effect on LIBOR-based interest rates on our current or future debt obligations. Specifically, significant portions of the market for new LIBOR-based transactions could experience materially reduced liquidity or pricing transparency. Although certain of our LIBOR based obligations provide for alternative methods of calculating the interest rate payable (including transition to an alternative benchmark rate), the consequences of the adoption of any such alternative reference benchmark rate cannot be predicted and could have an adverse impact on the amount of interest that we pay. There can be no assurance that any agreement we reach to replace LIBOR in any contract will result in effective interest rates at least as favorable to us as our current effective interest rates or that we will be able to transition to a new benchmark without challenges or at all. The failure to reach an agreement on a replacement benchmark, or the failure to reach an agreement that results in an effective interest rate at least as favorable to us as our current effective interest rates, could result in an increase in our debt service obligations, which could adversely affect our financial condition and results of operations.

Covenants in the instruments governing our and our subsidiaries' existing indebtedness limit our operational flexibility, and a covenant breach could adversely affect our operations.

The terms of the instruments governing our existing indebtedness require us to comply with certain customary financial and other covenants, such as maintaining debt service coverage, leverage ratios and minimum net worth requirements. Our continued ability to incur additional debt and to conduct business in general is subject to our compliance with these covenants, which limit our operational flexibility. Breaches of these covenants could result in defaults under the applicable debt instruments and could trigger defaults under any of our other indebtedness that is cross-defaulted against such instruments, even if we satisfy our payment obligations. Covenants contained in the instruments governing our subsidiaries' outstanding mortgage indebtedness may restrict our ability to obtain cash distributions from such subsidiaries for the purpose of meeting our debt service obligations. Financial and other covenants that limit our operational flexibility, as well as defaults resulting from our breach of any of these covenants, could adversely affect our business, financial condition and results of operations.

Our Legal, Compliance and Regulatory Risks

Significant legal or regulatory proceedings could subject us or our tenants or managers to increased operating costs and substantial uninsured liabilities, which could adversely affect our or their liquidity, financial condition and results of operations.

From time to time, we or our tenants or managers may be subject to lawsuits, investigations, claims and other legal or regulatory proceedings arising out of our alleged actions or the alleged actions of our tenants and managers. These claims may include, among other things, professional liability and general liability claims, commercial liability claims, unfair business practices claims and employment claims, as well as regulatory proceedings, including proceedings related to our SHOP segment, where we are typically the holder of the applicable healthcare license.

In our operating assets, including those in our SHOP and office segments, we are generally responsible for all liabilities of the properties, including any lawsuits, investigations, claims and other legal or regulatory proceedings, other than those arising out of certain actions by our managers, such as those caused by gross negligence, fraud or willful misconduct. As a result, we have exposure to, among other things, professional and general liability claims, employment law claims and the associated litigation and other costs related to defending and resolving such claims. In our SHOP segment in particular, if one of our managers fails to comply with applicable law or regulation, we may be held responsible, which could subject us to civil, criminal and administrative penalties, including the loss or suspension of accreditation, licenses or certificates of need; suspension of or nonpayment for new admissions; denial of reimbursement; fines; suspension, decertification, or exclusion from federal, state or foreign healthcare programs; or facility closure. In addition, we cannot assure you that any contractual obligations to indemnify, defend and hold us harmless from such liabilities will be satisfied by third parties, or that any purchase price consideration held in escrow will be sufficient to satisfy claims for which we are entitled to indemnification.

An unfavorable resolution of any such lawsuit, investigation, claims or other legal or regulatory proceeding could materially and adversely affect our or our tenants' or managers' liquidity, financial condition and results of operations, and may not be protected by sufficient insurance coverage. Even with a favorable resolution of litigation or a proceeding, the effect of litigation and other potential litigation and proceedings may materially increase operating costs we or our tenants or managers incur. Negative publicity with respect to any lawsuits, claims or other legal or regulatory proceedings may also negatively impact their or our or the properties' reputation.

The COVID-19 pandemic has caused and may in the future cause our senior housing and healthcare business to face increased exposure to lawsuits or other legal or regulatory proceedings filed at the same time across multiple jurisdictions, such as professional or general liability litigation alleging wrongful death and negligence claims, some of which may result in large damage awards and not be indemnified or subject to sufficient insurance coverage, may require our support as a result of our indemnification agreements or may result in restrictions in the operations of our or our tenants' or managers' business.

We and our tenants, managers and borrowers may be adversely affected by regulation and enforcement.

We and our tenants, managers and borrowers are subject to or impacted by extensive and frequently changing federal, state, local and international laws and regulations. For example, the healthcare industry is subject to laws and regulations that relate to, among other things, licensure and certificates of need, conduct of operations, ownership of communities and facilities, construction of new communities and facilities and addition of equipment, governmental reimbursement programs, such as Medicare and Medicaid, allowable costs, services, prices for services, qualified beneficiaries, appropriateness and classification of care, patient rights, resident health and safety, data privacy and security laws, wage and hour laws, fraud and abuse and financial and other arrangements that may be entered into by healthcare providers. We generally hold the applicable healthcare licenses and enroll in applicable government healthcare programs on behalf of the properties in our SHOP segment, and that subjects us to potential liability under some healthcare laws and regulations. See "Government Regulation-United States Healthcare Regulation, Licensing and Enforcement" included in Part I, Item 1 of this Annual Report. Many of our life science, research and innovation tenants are subject to laws and regulations that govern the research, development, clinical testing, manufacture and marketing of drugs, medical devices and similar products.

The laws and regulations that apply to us and our tenants, managers and borrowers are complex and may change rapidly, and efforts to comply and keep up with them require significant resources. Any changes in scope, interpretation or enforcement of the regulatory framework could require us or our tenants, managers or borrowers to invest significant resources responding to these changes. If we or our tenants, managers or borrowers fail to comply with the extensive laws, regulations and other requirements applicable to our or their businesses and the operation of our or their properties, we or they could face a number of remedial actions, including forced closure, loss of accreditation, bans on admissions of new patients or residents, imposition of fines, ineligibility to receive reimbursement from governmental and private third-party payor programs or civil or criminal penalties. If any of these occur, our and our tenants', managers' and borrowers' businesses, results of operations (including results of properties) or financial condition could be adversely affected.

Our investments may expose us to unknown liabilities.

We may acquire or invest in properties or businesses that are subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flow.

We may assume or incur liabilities, including, in some cases, contingent liabilities, and be exposed to actual or potential claims in connection with our acquisitions that adversely affect us, such as:

- Liabilities relating to the clean-up or remediation of environmental conditions;

- Unasserted claims of vendors or other persons dealing with the sellers;

- Liabilities, claims and litigation, including indemnification obligations, whether incurred in the ordinary course of business, relating to periods prior to or following our acquisition;

- Claims for indemnification by general partners, directors, officers and others indemnified by the sellers; and

- Liabilities for taxes relating to periods prior to our acquisition.

If the liabilities we assume in connection with acquisitions are greater than expected, or if we discover obligations relating to the acquired properties or businesses, our business and results of operations could be materially adversely affected.

The occurrence of cyber incidents could disrupt our operations, result in the loss of confidential information or damage our business relationships and reputation.

Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. As our reliance on technology has increased, our business is subject to greater risk from cyber incidents, including attempts to gain unauthorized access to our or our managers' or venture partners' systems to disrupt operations, corrupt data or steal confidential information, and other electronic security breaches. While we, our managers and our business partners have implemented measures to help mitigate these threats, these measures cannot guarantee that we or they will be successful in preventing a cyber incident. Our information technology networks and related systems are essential to our ability to perform day-to-day operations of our business, and a cyber incident could result in a data center outage, disrupting our systems and operations or the operations of our managers or business partners, compromise the confidential information of our employees, partners or the residents in our senior housing communities, and damage our business relationships and reputation. Although we have implemented various measures to manage risks relating to these types of events, these measures and the systems supporting them could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. We do not control the cybersecurity plans and systems put in place by third-party providers, and third-party providers may have limited indemnification obligations to us, which could cause us to be negatively impacted as a result. Breaches, such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage, may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information, material nonpublic information and intellectual property and trade secrets and other sensitive information we possess. We could be required to make a significant investment to remedy the effects of any failures, including but not limited to harm to our reputation, legal claims that we and our partners may be subjected to, regulatory or enforcement action arising out of applicable privacy and other laws, adverse publicity, or other events that may affect our business and financial performance.

The amount and scope of insurance coverage provided by our policies and policies maintained by our tenants, managers or other counterparties may not adequately insure against losses.

We maintain or require in our lease, management and other agreements that our tenants, managers or other counterparties maintain comprehensive insurance coverage on our properties and their operations with terms, conditions, limits and deductibles that we believe are customary for similarly situated companies in each industry. Although we frequently review our insurance programs and requirements, we cannot assure you that we or our tenants, managers or other counterparties will be able to procure or maintain adequate levels of insurance. As a result of the COVID-19 pandemic, the cost of insurance has increased and may further increase, and, due to changes in coverage terms resulting from the COVID-19 pandemic, insurance may not cover some claims related to COVID-19. We also cannot assure you that we or our tenants, managers or other counterparties will maintain the insurance coverage required under our lease, management and other agreements, that we will continue to require the same levels of insurance under our lease, management and other agreements, that this insurance will be available at a reasonable cost in the future or at all or that the policies maintained will fully cover all losses on our properties when a catastrophic event occurs. We cannot make any guaranty as to the future financial viability of the insurers that underwrite our policies and the policies maintained by our tenants, managers and other counterparties. If we sustain losses in excess of our insurance coverage, we may be required to pay the difference and we could lose our investment in, or experience reduced profits and cash flows from, our operations.

In some cases, we and our tenants and managers may be subject to professional liability, general liability, employment, premise, privacy, environmental, unfair business practice and contracts claims brought by plaintiffs' attorneys seeking significant damages and attorneys' fees, some of which may not be insured or indemnified and some of which may result in significant damage awards. Due to the historically high frequency and severity of professional liability claims against senior housing and healthcare providers, the availability of professional liability insurance has decreased, and the premiums on this insurance coverage remain costly. Insurance for other claims such as wage and hour, certain environmental, privacy and unfair business practices may no longer be available, and the premiums on that insurance coverage, to the extent it is available, remain costly. As a result, insurance protection against these claims may not be sufficient to cover all claims against us or our tenants or managers and may not be available at a reasonable cost or otherwise on terms that provide adequate coverage. If we or our tenants and managers are unable to maintain adequate insurance coverage or are required to pay damages, we or they may be exposed to substantial liabilities, and the adverse impact on our or our tenants' and managers' respective financial condition, results of operations and cash flows could be material, and could adversely affect our tenants' and managers' ability to meet their obligations to us.

Additionally, we and those of our tenants and managers who self-insure or who transfer risk of losses to a wholly owned captive insurance company could incur large funded and unfunded property and liability expenses, which could materially adversely affect their or our liquidity, financial condition and results of operations.

Failure to maintain effective internal controls could harm our business, results of operations and financial condition.

Under the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on internal control over financial reporting, including management's assessment of the effectiveness of that control. Because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud, effective internal controls over financial reporting may not prevent or detect material misstatement and can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls over financial reporting and our operating internal controls, including any failure to implement required new or improved controls as a result of changes to our business or otherwise, or if we experience difficulties in their implementation, our business, financial condition and results of operations could be adversely affected and we could fail to meet our reporting obligations.

We could incur substantial liabilities and costs if any of our properties are found to be contaminated with hazardous substances or we become involved in any environmental disputes.

Under federal and state environmental laws and regulations, a current or former owner of real property may be liable for costs related to the investigation, removal and remediation of hazardous or toxic substances or petroleum that are released from or are present at or under, or that are disposed of in connection with the property. Owners of real property may also face other environmental liabilities, including government fines and penalties imposed by regulatory authorities and damages for injuries to persons, property or natural resources. Environmental laws and regulations often impose liability without regard to whether the owner was aware of, or was responsible for, the presence, release or disposal of hazardous or toxic substances or petroleum. In some circumstances, environmental liability may result from the activities of a current or former tenant or manager of the property. Although we generally have indemnification rights against the current tenants or managers of our properties for contamination they cause, that indemnification may not adequately cover all environmental costs. See "Government Regulation—Environmental Regulation" included in Part I, Item 1 of this Annual Report.

Our REIT Status Risks

Loss of our status as a REIT would have significant adverse consequences for us and the value of our common stock.

If we lose our status as a REIT (currently or with respect to any tax years for which the statute of limitations has not expired), we will face serious tax consequences that will substantially reduce the funds available to satisfy our obligations, to implement our business strategy and to make distributions to our stockholders for each of the years involved because:

•   We would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to regular U.S. federal corporate income tax;

•   We could be subject to increased state and local taxes; and

•   Unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

In addition, in such event we would no longer be required to pay dividends to maintain REIT status, which could adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex provisions of the Code for which there are only limited judicial and administrative interpretations. The determination of factual matters and circumstances not entirely within our control, as well as new legislation, regulations, administrative interpretations or court decisions, may adversely affect our investors or our ability to remain qualified as a REIT for tax purposes. In order to maintain our qualification as a REIT, we must satisfy a number of requirements, generally including requirements regarding the ownership of our stock, requirements regarding the composition of our assets, a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, and a requirement to make distributions to our stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains. Although we believe that we currently qualify as a REIT, we cannot assure you that we will continue to qualify for all future periods.

The 90% distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions.

To comply with the 90% distribution requirement applicable to REITs and to avoid a nondeductible excise tax, we must make distributions to our stockholders. Such distributions reduce the funds we have available to finance our investment, acquisition, development and redevelopment activity and may limit our ability to engage in transactions that are otherwise in the best interests of our stockholders.

From time to time, we may not have sufficient cash or other liquid assets to satisfy the REIT distribution requirements. For example, timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand, or non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions may prevent us from having sufficient cash or liquid assets to satisfy the 90% distribution requirement.

In the event that timing differences occur or we decide to retain cash or to distribute such greater amount as may be necessary to avoid income and excise taxation, we may seek to borrow funds, issue additional equity securities, pay taxable stock dividends, distribute other property or securities or engage in a transaction intended to enable us to meet the REIT distribution requirements. Any of these actions may require us to raise additional capital to meet our obligations; however, see "—Our Capital Structure Risks—We are highly dependent on access to the capital markets. Limitations on our ability to access capital could have an adverse effect on us, including our ability to make required payments on our debt obligations, make distributions to our stockholders or make future investments necessary to implement our business strategy," above. The terms of the instruments governing our existing indebtedness restrict our ability to engage in certain of these transactions.

To preserve our qualification as a REIT, our certificate of incorporation contains ownership limits with respect to our capital stock that may delay, defer or prevent a change of control of our company.

To assist us in preserving our qualification as a REIT, our certificate of incorporation provides that if a person acquires beneficial ownership of more than 9.0% of our outstanding common stock or more than 9.9% of our outstanding preferred stock, the shares that are beneficially owned in excess of the applicable limit are considered "excess shares" and are automatically deemed transferred to a trust for the benefit of a charitable institution or other qualifying organization selected by our Board of Directors. The trust is entitled to all dividends with respect to the excess shares and the trustee may exercise all voting power over the excess shares. We also have the right to purchase the excess shares for a price equal to the lesser of (i) the price per share in the transaction that created the excess shares or (ii) the market price on the day we purchase the shares. If we do not purchase the excess shares, the trustee of the trust is required to transfer the shares at the direction of our Board of Directors. These ownership limits could delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders.

Our use of taxable REIT subsidiaries is limited under the Code.

Under the Code, no more than 20% of the value of the gross assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries ("TRSs"). This limitation may affect our ability to increase the size of our TRSs' operations and assets, and there can be no assurance that we will be able to comply with the applicable limitation, or that such compliance will not adversely affect our business. Also, our TRSs may not, among other things, operate or manage certain healthcare facilities, which may cause us to forgo investments we might otherwise make. Finally, we may be subject to a 100% excise tax on the income derived from certain transactions with our TRSs that are not on an arm's-length basis. We believe our arrangements with our TRSs are on arm's-length terms and intend to continue to operate in a manner that allows us to avoid incurring the 100% excise tax described above, but there can be no assurance that we will be able to avoid application of that tax.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities (including investing in our tenants) or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our common stock. In order to meet these tests, we may be required to forego investments we might otherwise make (including investments in our tenants) or to liquidate otherwise attractive investments. This limited investment scope could also lead to financial risks or limit our flexibility during times of operating instability.

The lease of qualified healthcare properties to a TRS is subject to special requirements.

We lease certain healthcare properties to TRSs, which in turn contract with third-party managers to manage the healthcare operations at these properties. The rents we receive from a TRS pursuant to this arrangement are treated as qualifying rents from real property if the healthcare property is a qualified health care property (as defined in the Code), the rents are paid pursuant to an arm's-length lease with a TRS and the manager qualifies as an eligible independent contractor (as defined in the Code). We have structured the applicable leases and related arrangements in a manner intended to meet these requirements, but there can be no assurance that these conditions will be satisfied. If any of these conditions is not satisfied with respect to a particular lease, then the rents we receive with respect to such lease will not be qualifying rents, which could have an adverse effect on our ability to comply with REIT income tests and thus on our ability to qualify as a REIT unless we are able to avail ourselves of certain relief provisions.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business, unless certain safe harbor exceptions apply. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Legislative or other actions affecting REITs could have a negative effect on our stockholders or us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. New legislation, U.S. Treasury Department regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

Ventas may incur adverse tax consequences if New Senior or any of Ventas's subsidiary REITs failed to qualify as a REIT for U.S. federal income tax purposes.

Ventas completed its merger with New Senior and received an opinion from REIT counsel to the effect that, at all times starting with its taxable year ended December 31, 2014 and through the closing date, New Senior was organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The opinion is not binding on the IRS or any court, and it is possible that the IRS could take a contrary position or that this tax position might not be sustained. If New Senior failed to qualify as a REIT for U.S. federal income tax purposes, Ventas would succeed to any tax liabilities. These liabilities could be significant, and Ventas could possibly fail to qualify as a REIT. If New Senior failed to qualify as a REIT for U.S. federal income tax purposes, for the five-year period after the merger, upon a taxable disposition of any of New Senior's assets, Ventas could be subject to corporate-level tax with respect to all or a portion of the gain so recognized. Ventas's REIT status also depends on the ongoing qualification of subsidiary entities qualifying as REITs or TRSs, as applicable, as a result of its substantial ownership interest in those entities.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Senior Housing and Healthcare Properties

As of December 31, 2022, we owned or had investments in approximately 1,300 properties (including properties classified as held for sale), consisting of senior housing communities, medical office buildings ("MOBs"), life science, research and innovation centers, hospitals and other healthcare facilities. We had 17 properties under development, five of which are owned by unconsolidated real estate entities. We believe that maintaining a balanced portfolio of high-quality assets diversified by investment type, geographic location, asset type, tenant/operator, revenue source and operating model makes us less susceptible to single-state regulatory or reimbursement changes, regional climate events and local economic downturns and diminishes the risk that any single factor or event could materially harm our business.

As of December 31, 2022, we had $2.4 billion aggregate principal amount of mortgage loan indebtedness outstanding, secured by 105 of our properties. Excluding the portion of such indebtedness attributable to our joint venture partners, our share of mortgage loan indebtedness outstanding was $2.2 billion.

The following table provides additional information regarding the geographic diversification of our consolidated portfolio of properties as of December 31, 2022 (excluding properties owned through investments in unconsolidated real estate entities and properties classified as held for sale):

Geographic Location	Senior Housing Communities # of Properties	Units	SNFs # of Properties	Licensed Beds	MOBs # of Properties	Square Feet[1]	Life Science, Research and Innovation Centers # of Properties	Square Feet[1]	IRFs and LTACs # of Properties	Licensed Beds	Health Systems # of Properties	Licensed Beds
Alabama	—	—	—	—	4	469	—	—	—	—	—	—
Arkansas	5	414	—	—	—	—	—	—	—	—	—	—
Arizona	27	2,263	—	—	15	973	—	—	1	60	—	—
California	80	8,921	—	—	26	2,078	—	—	5	455	—	—
Colorado	20	1,816	1	82	12	669	—	—	1	68	—	—
Connecticut	14	1,751	—	—	—	—	1	519	—	—	—	—
District of Columbia	—	—	—	—	2	103	—	—	—	—	—	—
Florida	46	4,017	—	—	11	223	1	259	6	508	—	—
Georgia	18	1,678	—	—	12	1,107	—	—	—	—	—	—
Hawaii	1	123	—	—	—	—	—	—	—	—	—	—
Iowa	2	215	—	—	—	—	—	—	—	—	—	—
Idaho	1	70	—	—	—	—	—	—	—	—	—	—
Illinois	26	3,066	1	82	35	1,425	1	129	4	430	—	—
Indiana	5	462	—	—	22	1,611	—	—	1	59	—	—
Kansas	11	871	—	—	2	115	—	—	—	—	—	—
Kentucky	6	624	—	—	2	73	—	—	1	384	—	—
Louisiana	3	281	—	—	5	365	—	—	—	—	—	—
Massachusetts	17	2,093	—	—	—	—	—	—	—	—	—	—
Maryland	4	282	—	—	2	83	5	489	—	—	—	—
Maine	6	452	—	—	—	—	—	—	—	—	—	—
Michigan	23	1,585	—	—	13	589	—	—	—	—	—	—
Minnesota	14	856	—	—	3	159	—	—	—	—	—	—
Missouri	5	474	—	—	19	1,117	5	1,086	1	60	—	—
Mississippi	1	94	—	—	1	51	—	—	—	—	—	—
Montana	5	464	—	—	—	—	—	—	—	—	—	—
North Carolina	30	2,656	—	—	16	705	9	1,472	1	124	—	—
North Dakota	2	115	—	—	1	114	—	—	—	—	—	—
Nebraska	2	253	—	—	—	—	—	—	—	—	—	—
New Hampshire	2	242	—	—	—	—	—	—	—	—	—	—
New Jersey	12	1,137	1	153	3	37	—	—	—	—	—	—
New Mexico	4	451	—	—	—	—	—	—	2	123	4	544
Nevada	5	621	—	—	5	417	—	—	1	52	—	—
New York	38	4,403	—	—	4	244	—	—	—	—	—	—
Ohio	26	1,797	—	—	14	503	—	—	1	50	—	—
Oklahoma	8	558	—	—	1	80	—	—	—	—	4	954
Oregon	30	2,846	—	—	1	105	—	—	—	—	—	—
Pennsylvania	34	2,662	4	620	8	614	6	1,119	1	52	—	—
Rhode Island	4	399	—	—	—	—	3	313	—	—	—	—
South Carolina	8	702	—	—	20	1,095	—	—	—	—	—	—
South Dakota	5	296	—	—	—	—	—	—	—	—	—	—
Tennessee	18	1,297	—	—	6	251	—	—	1	49	—	—
Texas	52	4,564	—	—	32	1,456	—	—	9	617	2	445
Utah	6	662	—	—	—	—	—	—	—	—	—	—
Virginia	11	1,006	—	—	5	233	1	262	—	—	—	—
Washington	20	2,102	5	469	10	584	—	—	—	—	—	—
Wisconsin	47	2,451	—	—	15	745	—	—	—	—	—	—
West Virginia	2	123	4	326	—	—	—	—	—	—	—	—
Wyoming	2	169	—	—	—	—	—	—	—	—	—	—
Total U.S.	708	64,384	16	1,732	327	18,390	32	5,647	36	3,091	10	1,943
Canada	82	15,484	—	—	—	—	—	—	—	—	—	—
United Kingdom	12	776	—	—	—	—	—	—	—	—	3	121
Total	**802**	**80,644**	**16**	**1,732**	**327**	**18,390**	**32**	**5,647**	**36**	**3,091**	**13**	**2,064**

---

[1] Square Feet are in thousands. Totals may not foot due to rounding.

Corporate Offices

Our headquarters are located in Chicago, Illinois and we have additional corporate offices in Louisville, Kentucky and New York, New York. We lease all of our corporate offices.

ITEM 3. *Legal Proceedings*

The information contained in "Note 14 – Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report is incorporated by reference into this Item 3. Except as set forth therein, we are not a party to, nor is any of our property the subject of, any material pending legal proceedings.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock, par value $0.25 per share, is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "VTR." As of February 3, 2023, there were 400.0 million shares of our common stock outstanding, held by approximately 3,520 stockholders of record.

Dividends and Distributions

We pay regular quarterly dividends to holders of our common stock to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), governing REITs. In order to maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to any net capital gain. In addition, we will be subject to income tax at the regular corporate rate to the extent we distribute less than 100% of our REIT taxable income, including any net capital gains. We expect to distribute at least 100% of our taxable net income, after the use of any net operating loss carryforwards, to our stockholders for 2023.

In general, our Board of Directors makes decisions regarding the nature, frequency and amount of our dividends on a quarterly basis. Because the Board considers many factors when making these decisions, including our present and future liquidity needs, our current and projected financial condition and results of operations and the performance and credit quality of our tenants, borrowers and managers, we cannot assure you that we will maintain the practice of paying regular quarterly dividends to continue to qualify as a REIT. Please see "Cautionary Statements" and the risk factors included in Part I, Item 1A of this Annual Report for a description of other factors that may affect our distribution policy.

Director and Employee Stock Sales

Certain of our directors, executive officers and other employees have adopted or, from time to time in the future, may adopt non-discretionary, written trading plans that comply with Rule 10b5-1 under the Exchange Act, or otherwise monetize, gift or transfer their equity-based compensation. These transactions typically are conducted for estate, tax and financial planning purposes and are subject to compliance with our Amended and Restated Securities Trading Policy and Procedures ("Securities Trading Policy"), the minimum stock ownership requirements contained in our Guidelines on Governance and all applicable laws and regulations.

Our Securities Trading Policy expressly prohibits our directors, executive officers and employees from buying or selling derivatives with respect to our securities or other financial instruments that are designed to hedge or offset a decrease in the market value of our securities and from engaging in short sales with respect to our securities. In addition, our Securities Trading Policy prohibits our directors and executive officers from holding our securities in margin accounts or pledging our securities to secure loans without the prior approval of our Audit and Compliance Committee. Each of our directors and executive officers has advised us that he or she is in compliance with the Securities Trading Policy and has not pledged any of our equity securities to secure margin or other loans.

Stock Repurchases

The table below summarizes repurchases of our common stock made during the quarter ended December 31, 2022:

	Number of Shares Repurchased [1]	Average Price Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs
October 1 through October 31	565	$ 37.54	—	—
November 1 through November 30	56	46.53	—	—
December 1 through December 31	145	46.37	—	—
Total	766	$ 39.87	—	—

[1] Repurchases represent shares withheld to pay taxes on the vesting of restricted stock granted to employees under our 2006 Incentive Plan or 2012 Incentive Plan or restricted stock units granted to employees under the Nationwide Health Properties, Inc. ("NHP") 2005 Performance Incentive Plan and assumed by us in connection with our acquisition of NHP. The value of the shares withheld is the closing price of our common stock on the date the vesting or exercise occurred (or, if not a trading day, the immediately preceding trading day) or the fair market value of our common stock at the time of the exercise, as the case may be.

Stock Performance Graph

     The following performance graph compares the cumulative total return (including dividends) to the holders of our common stock from December 31, 2017 through December 31, 2022, with the cumulative total returns of the NYSE Composite Index, the FTSE Nareit Composite REIT Index (the "Composite REIT Index") and the S&P 500 Index over the same period. The comparison assumes $100 was invested on December 31, 2017 in our common stock and in each of the foregoing indexes and assumes reinvestment of dividends, as applicable. We have included the NYSE Composite Index in the performance graph because our common stock is listed on the NYSE, and we have included the S&P 500 Index because we are a member of the S&P 500. We have included the Composite REIT Index because we believe that it is most representative of the industries in which we compete, or otherwise provides a fair basis for comparison with us, and is therefore particularly relevant to an assessment of our performance. The figures in the table below are rounded to the nearest dollar.

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Ventas	$ 100	$ 103	$ 107	$ 97	$ 104	$ 95
NYSE Composite Index	$ 100	$ 91	$ 115	$ 123	$ 148	$ 135
Composite REIT Index	$ 100	$ 96	$ 123	$ 116	$ 162	$ 122
S&P 500 Index	$ 100	$ 96	$ 126	$ 149	$ 191	$ 157



Ventas Total Return Performance

ITEM 6. *[Reserved]*

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion provides information that management believes is relevant to an understanding and assessment of the consolidated financial condition and results of operations of Ventas, Inc. You should read this discussion in conjunction with our Consolidated Financial Statements and the notes thereto included in Part II, Item 8 of this Annual Report and our Risk Factors included in Part I, Item 1A of this Annual Report.

Business Summary and Overview of 2022

Ventas, Inc. (together with its consolidated subsidiaries, unless otherwise indicated or except where the context otherwise requires, "we," "us," "our," "Company" and other similar terms), an S&P 500 company, is a real estate investment trust ("REIT") operating at the intersection of healthcare and real estate. We hold a highly diversified portfolio of senior housing communities, medical office buildings ("MOBs"), life science, research and innovation centers, hospitals and other healthcare facilities, which we generally refer to collectively as "healthcare real estate," located throughout the United States, Canada, and the United Kingdom. As of December 31, 2022, we owned or had investments in approximately 1,300 properties (including properties classified as held for sale). Our company was originally founded in 1983 and is headquartered in Chicago, Illinois with additional corporate offices in Louisville, Kentucky and New York, New York.

We primarily invest in a diversified portfolio of healthcare real estate assets through wholly owned subsidiaries and other co-investment entities. We operate through three reportable business segments: triple-net leased properties, senior housing operating portfolio, which we also refer to as "SHOP" and which was formerly known as senior living operations, and office operations. See our Consolidated Financial Statements and the related notes, including "Note 2 – Accounting Policies" and "Note 18 – Segment Information," included in Part II, Item 8 of this Annual Report. Our senior housing communities are either subject to triple-net leases, in which case they are included in our triple-net leased properties reportable business segment, or operated by independent third-party managers, in which case they are included in our SHOP reportable business segment.

We have a third-party institutional capital management business, Ventas Investment Management ("VIM"), which includes our open-ended investment vehicle, the Ventas Life Science & Healthcare Real Estate Fund (the "Ventas Fund"). Through VIM, we partner with third-party institutional investors to invest in healthcare real estate through various joint ventures and other co-investment vehicles where we are the sponsor or general partner.

We aim to enhance shareholder value by delivering consistent, superior total returns through a strategy of (1) generating reliable and growing cash flows, (2) maintaining a balanced, diversified portfolio of high-quality assets and (3) preserving our financial strength, flexibility and liquidity.

Our ability to access capital in a timely and cost-effective manner is critical to the success of our business strategy because it affects our ability to satisfy existing obligations, including the repayment of maturing indebtedness, and to make future investments. Factors such as general market conditions, interest rates, credit ratings on our securities, expectations of our potential future earnings and cash distributions, and the trading price of our common stock impact our access to and cost of external capital. For that reason, we generally attempt to match the long-term duration of our investments in real property with long-term financing through the issuance of shares of our common stock or the incurrence of long-term fixed rate debt.

Starting in 2020, our business was significantly impacted by both the COVID-19 pandemic itself, including actions taken to prevent the spread of the virus and its variants, and its extended consequences. See "Risk Factors" in Part I, Item 1A of this Annual Report and "Note 2 – Accounting Policies - COVID-19 Assessment" of the Notes to Consolidated Financial Statements in Part II, Item 8, in each case, of this Annual Report.

Select 2022 Highlights

Investments and Dispositions

- During the year ended December 31, 2022, for an aggregate purchase price of $453.2 million, we acquired 18 MOBs leased to affiliates of Ardent, one behavioral health center, one research and innovation center (all of which are reported within our office operations segment) and two senior housing communities (which are reported within our SHOP segment).

- During the year ended December 31, 2022, we sold seven senior housing communities, two MOBs, three triple-net leased properties, one vacant land parcel and one vacant office building for aggregate consideration of $115.1 million and recognized a net gain on the sale of these assets of $7.8 million in our Consolidated Statements of Income.

- In 2022, we provided secured debt financing in the aggregate amount of $29.1 million with terms ranging from two to five years and interest rates ranging from Term SOFR plus 3.75% to 5.00%.

Liquidity and Capital

- As of December 31, 2022, we had approximately $2.4 billion in liquidity, including availability under our revolving credit facility and cash and cash equivalents on hand, with $403.0 million borrowings outstanding under our commercial paper program and modest near-term debt maturing.

- In June 2022, we entered into a Credit and Guaranty Agreement (the "New Credit Agreement") with Ventas Realty, as borrower. The New Credit Agreement replaces Ventas Realty's previous $200.0 million unsecured term loan priced at LIBOR plus 0.90% that matured in 2023 with a new $500.0 million unsecured term loan that matures in 2027 and is initially priced at Term SOFR plus 0.95% based on Ventas Realty's debt ratings.

- In 2022, all three credit rating agencies took positive rating actions by upgrading Ventas' long-term outlook to stable and affirmed its BBB+ or equivalent ratings.

- As of December 31, 2022, we have $1.0 billion remaining under our "at-the-market" equity offering program ("ATM program"), under which we may sell up to $1.0 billion aggregate gross sales price of shares of our common stock.

Portfolio

- We successfully transitioned the operations of 90 senior living communities owned by us and operated under management agreements with Eclipse Senior Living, Inc. ("ESL") to seven experienced managers on or before January 2, 2022. ESL ceased operation of its management business in early 2022 following completion of the transitions. We incurred certain one-time transition costs and expenses in connection with the transitions, which were recognized within transaction expenses and deal costs in our Consolidated Statements of Income.

Environmental, Social and Governance

- During 2022, we continued our leadership in ESG, receiving numerous recognitions and accolades, including the 2022 Nareit Health Care "Leader in the Light" award for a sixth consecutive year, the 2023 Bloomberg Gender-Equality Index for the fourth consecutive year, the 2022 Dow Jones Sustainability World Index for the fourth consecutive year, the CDP "A List" for climate change in 2021, earning a 4-star GRESB rating for the tenth consecutive year, and named a 2022 ENERGY STAR® Partner of the Year for the second consecutive year.

Other Items

- During the fourth quarter, Atria Senior Living, Inc. ("Atria") combined its proprietary cloud-based senior housing management software platform, Glennis, with two other complementary companies in the Software as a Service (SaaS) technology space. The merger transaction was executed under the sponsorship and majority ownership of an experienced private equity technology investor. We own a 34% stake in Atria and recognized a $26.1 million gain on sale in the fourth quarter of 2022 in income from unconsolidated entities in our Consolidated Statements of Income. We now own nearly 10% of the new combined SaaS company.

- We earned our first promote revenue of $9.9 million as general partner of the Ventas Fund within VIM. The promote revenue was recorded in third party capital management revenues in our Consolidated Statements of Income.

- We continued expanding our life science, research and innovation footprint, as evidenced by $0.7 billion in closed or committed projects in 2022. The 643,000 square foot, $425 million Atrium Health/Wake Forest University School of Medicine development in Charlotte announced in 2022 exemplifies our ability to leverage strong relationships with leaders in research, medicine and higher education to execute on high-quality, large-scale transactions.

- During the year ended December 31, 2022, we received $54.2 million and $10.5 million in HHS and other government grants, respectively, which are primarily recognized as a contra expense within property-level operating expenses in our Consolidated Statements of Income in the period in which they were received.

- In December 2022, we recognized $11.7 million in income from unconsolidated entities in our Consolidated Statements of Income relating to our share of a net gain on real estate disposition recognized by Ardent.

- We hold a 9.8% ownership interest in Ardent, which entitles us to customary minority rights and protections, as well as the right to appoint one member to the Ardent Board of Directors. In September 2022, Ardent's majority equity owner entered into a definitive purchase agreement to sell a minority equity investment in Ardent to a third-party investor. We have the right to, and have elected to, participate in the proposed transaction by selling approximately 24% of our ownership interest to the third-party investor on the same terms. If the proposed transaction is consummated, our ownership interest in Ardent would be reduced. The transaction is subject to customary closing conditions, including regulatory approvals and we cannot assure you that the transaction will close.

- During the year ended December 31, 2022, we recognized $12.5 million of expenses relating to materially disruptive events, primarily clean-up costs associated with winter storm Elliott.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") set forth in the Accounting Standards Codification ("ASC"), as published by the Financial Accounting Standards Board ("FASB"). GAAP requires us to make estimates and assumptions regarding future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base these estimates on our experience and assumptions we believe to be reasonable under the circumstances. However, if our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, we may have applied a different accounting treatment, resulting in a different presentation of our financial statements. We periodically reevaluate our estimates and assumptions, and in the event they prove to be different from actual results, we make adjustments in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. We believe that the critical accounting policies described below, among others, affect our more significant estimates and judgments used in the preparation of our financial statements. For more information regarding our critical accounting policies, see "Note 2 – Accounting Policies" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Principles of Consolidation

The Consolidated Financial Statements included in Part II, Item 8 of this Annual Report include our accounts and the accounts of our wholly owned subsidiaries and the joint venture entities over which we exercise control. All intercompany transactions and balances have been eliminated in consolidation, and our net earnings are reduced by the portion of net earnings attributable to noncontrolling interests.

GAAP requires us to identify entities for which control is achieved through means other than voting rights and to determine which business enterprise is the primary beneficiary of variable interest entities ("VIEs"). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity's activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; and (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We consolidate our investment in a VIE when we determine that we are its primary beneficiary. We may change our original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affects the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary.

We identify the primary beneficiary of a VIE as the enterprise that has both: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the entity. We perform this analysis on an ongoing basis.

Accounting for Real Estate Acquisitions

When we acquire real estate, we first make reasonable judgments about whether the transaction involves an asset or a business. Our real estate acquisitions are generally accounted for as asset acquisitions as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Regardless of whether an acquisition is considered a business combination or an asset acquisition, we record the cost of the businesses or assets acquired as tangible and intangible assets and liabilities based upon their estimated fair values as of the acquisition date.

We estimate the fair value of buildings acquired on an as-if-vacant basis or replacement cost basis and depreciate the building value over the estimated remaining life of the building, generally not to exceed 35 years. We determine the fair value of other fixed assets, such as site improvements and furniture, fixtures and equipment, based upon the replacement cost and depreciate such value over the assets' estimated remaining useful lives as determined at the applicable acquisition date. We determine the value of land either by considering the sales prices of similar properties in recent transactions or based on internal analyses of recently acquired and existing comparable properties within our portfolio. We generally determine the value of construction in progress based upon the replacement cost. However, for certain acquired properties that are part of a ground-up development, we determine fair value by using the same valuation approach as for all other properties and deducting the estimated cost to complete the development. During the remaining construction period, we capitalize project costs until the development has reached substantial completion. Construction in progress, including capitalized interest, is not depreciated until the development has reached substantial completion.

Intangibles primarily include the value of in-place leases and acquired lease contracts. We include all lease-related intangible assets and liabilities within acquired lease intangibles and accounts payable and other liabilities, respectively, on our Consolidated Balance Sheets.

The fair value of acquired lease-related intangibles, if any, reflects: (i) the estimated value of any above or below market leases, determined by discounting the difference between the estimated market rent and in-place lease rent; and (ii) the estimated value of in-place leases related to the cost to obtain tenants, including leasing commissions, and an estimated value of the absorption period to reflect the value of the rent and recovery costs foregone during a reasonable lease-up period as if the acquired space was vacant. We amortize any acquired lease-related intangibles to revenue or amortization expense over the remaining life of the associated lease plus any assumed bargain renewal periods. If a lease is terminated prior to its stated expiration or not renewed upon expiration, we recognize all unamortized amounts of lease-related intangibles associated with that lease in operations over the shortened lease term.

We estimate the fair value of purchase option intangible assets and liabilities, if any, by discounting the difference between the applicable property's acquisition date fair value and an estimate of its future option price. We do not amortize the resulting intangible asset or liability over the term of the lease, but rather adjust the recognized value of the asset or liability upon sale.

In connection with an acquisition, we may assume rights and obligations under certain lease agreements pursuant to which we become the lessee of a given property. We generally assume the lease classification previously determined by the prior lessee absent a modification in the assumed lease agreement. We assess assumed operating leases, including ground leases, to determine whether the lease terms are favorable or unfavorable to us given current market conditions on the acquisition date. To the extent the lease terms are favorable or unfavorable to us relative to market conditions on the acquisition date, we recognize an intangible asset or liability at fair value and amortize that asset or liability to interest or rental expense in our Consolidated Statements of Income over the applicable lease term. Where we are the lessee, we record the acquisition date values of leases, including any above or below market value, within operating lease assets and operating lease liabilities on our Consolidated Balance Sheets.

We estimate the fair value of noncontrolling interests assumed consistent with the manner in which we value all of the underlying assets and liabilities.

We calculate the fair value of long-term assumed debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.

Impairment of Long-Lived and Intangible Assets

We periodically evaluate our long-lived assets, primarily consisting of investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to holding or disposing of the asset. We adjust the net book value of real estate properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. We recognize an impairment loss at the time we make any such determination.

Estimates of fair value used in our evaluation of investments in real estate are based upon discounted future cash flow projections, if necessary, or other acceptable valuation techniques that are based, in turn, upon all available evidence including level three inputs, such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data such as replacement cost or comparable sales. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Recently Adopted Accounting Standards

In November 2021, the FASB issued Accounting Standards Update 2021-10, *Disclosures by Business Entities about Government Assistance* ("ASU 2021-10"), which requires expanded annual disclosures for transactions involving the receipt of government assistance. Required disclosures include a description of the nature of the transactions with government entities, our accounting policies for such transactions and their impact to our Consolidated Financial Statements. We adopted ASU 2021-10 on January 1, 2022 and the adoption of this standard did not have a material impact on our Consolidated Financial Statements.

Results of Operations

As of December 31, 2022, we operated through three reportable business segments: triple-net leased properties, SHOP and office operations. In our triple-net leased properties reportable business segment, we invest in and own senior housing and healthcare properties throughout the United States and the United Kingdom and lease those properties to healthcare operating companies under triple-net or absolute-net leases that obligate the tenants to pay all property-related expenses. In our SHOP reportable business segment, we invest in senior housing communities throughout the United States and Canada and engage independent operators, such as Atria and Sunrise, to manage those communities. In our office operations reportable business segment, we primarily acquire, own, develop, lease and manage MOBs and life science, research and innovation centers throughout the United States. Information provided for "non-segment" includes income from loans and investments and other miscellaneous income and various corporate-level expenses not directly attributable to any of our three reportable business segments. Assets included in "non-segment" consist primarily of corporate assets, including cash, restricted cash, loans receivable and investments, and miscellaneous accounts receivable.

Our chief operating decision maker evaluates performance of the combined properties in each reportable business segment and determines how to allocate resources to those segments, in significant part, based on NOI and related measures for each segment. For further information regarding our reportable business segments and a discussion of our definition of NOI, see "Note 18 – Segment Information" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report. See "Non-GAAP Financial Measures" included elsewhere in this Annual Report for additional disclosure and reconciliations of net income attributable to common stockholders, as computed in accordance with GAAP, to NOI.

Years Ended December 31, 2022 and 2021

The table below shows our results of operations for the years ended December 31, 2022 and 2021 and the effect of changes in those results from period to period on our net income attributable to common stockholders (dollars in thousands).

| | For the Years Ended December 31, | | Increase (Decrease) to Net Income | |
	2022	2021	$	%
NOI:				
SHOP	$ 647,466	$ 458,273	$ 189,193	41.3%
Office operations	546,604	543,882	2,722	0.5
Triple-net leased properties	582,853	638,488	(55,635)	(8.7)
Non-segment	65,717	84,058	(18,341)	(21.8)
Total NOI	1,842,640	1,724,701	117,939	6.8
Interest and other income	3,635	14,809	(11,174)	(75.5)
Interest expense	(467,557)	(440,089)	(27,468)	(6.2)
Depreciation and amortization	(1,197,798)	(1,197,403)	(395)	—
General, administrative and professional fees	(144,874)	(129,758)	(15,116)	(11.6)
Loss on extinguishment of debt, net	(581)	(59,299)	58,718	99.0
Transaction expenses and deal costs	(51,577)	(47,318)	(4,259)	(9.0)
Allowance on loans receivable and investments	(19,757)	9,082	(28,839)	(317.5)
Other	(58,268)	(37,110)	(21,158)	(57.0)
Loss before unconsolidated entities, real estate dispositions, income taxes and noncontrolling interests	(94,137)	(162,385)	68,248	42.0
Income from unconsolidated entities	28,500	4,983	23,517	nm
Gain on real estate dispositions	7,780	218,788	(211,008)	(96.4)
Income tax benefit (expense)	16,926	(4,827)	21,753	nm
(Loss) income from continuing operations	(40,931)	56,559	(97,490)	(172.4)
Net (loss) income	(40,931)	56,559	(97,490)	(172.4)
Net income attributable to noncontrolling interests	6,516	7,551	(1,035)	(13.7)
Net (loss) income attributable to common stockholders	$ (47,447)	$ 49,008	$ (96,455)	(196.8)%

_____

nm - not meaningful

NOI—SHOP

The following table summarizes results of operations in our SHOP reportable business segment, including assets sold or classified as held for sale as of December 31, 2022 (dollars in thousands):

| | For the Years Ended December 31, | | Increase (Decrease) to NOI | |
	2022	2021	$	%
NOI—SHOP:				
Resident fees and services	$ 2,651,886	$ 2,270,001	$ 381,885	16.8%
Less: Property-level operating expenses	(2,004,420)	(1,811,728)	(192,692)	(10.6)
NOI	$ 647,466	$ 458,273	$ 189,193	41.3 %

48

	Number of Properties at December 31,		Average Unit Occupancy for the Years Ended December 31,		Average Monthly Revenue Per Occupied Room for the Years Ended December 31,	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**
Total communities	544	545	80.8 %	78.5 %	$ 4,396	$ 4,489

Resident fees and services include all amounts earned from residents at our senior housing communities, such as rental fees related to resident leases, extended health care fees and other ancillary service income. Property-level operating expenses related to our SHOP reportable business segment include labor, food, utilities, marketing, management and other costs of operating the properties. For senior housing communities in our SHOP reportable business segment, occupancy generally reflects average operator-reported unit occupancy for the reporting period. Average monthly revenue per occupied room reflects average resident fees and services per operator-reported occupied unit for the reporting period.

The increase in our SHOP reportable business NOI in 2022 over the prior year was driven by acquisitions, primarily the acquisition of over 100 independent living communities from New Senior Investment Inc. in September 2021, positive trends in occupancy and revenue, the transition of assets from our triple-net leased properties to our SHOP reportable business segment and higher government assistance received, partially offset by higher property-level operating expenses, driven by macro inflationary impacts primarily on labor, utilities and food costs. During 2022 and 2021, we received $54.2 million and $15.4 million, respectively, of HHS grants, which reduced property-level operating expenses in the applicable period.

The following table compares results of operations for our 307 same-store SHOP communities (dollars in thousands). See "Non-GAAP Financial Measures—NOI" included elsewhere in this Annual Report on Form 10-K for additional disclosure regarding same-store NOI for each of our reportable business segments.

	For the Years Ended December 31,		Increase (Decrease) to NOI	
	2022	**2021**	**$**	**%**
Same-Store NOI—SHOP:				
Resident fees and services	$ 1,891,918	$ 1,729,195	$ 162,723	9.4%
Less: Property-level operating expenses	(1,388,495)	(1,311,958)	(76,537)	(5.8)
NOI	$ 503,423	$ 417,237	$ 86,186	20.7 %

	Number of Properties at December 31,		Average Unit Occupancy for the Years Ended December 31,		Average Monthly Revenue Per Occupied Room for the Years Ended December 31,	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**
Same-store communities	307	307	84.1%	81.1%	$ 4,872	$ 4,621

The increase in our same-store SHOP reportable business NOI is primarily driven by positive trends in occupancy and revenue per occupied room as well as higher government grants received, which are reflected as a reduction in property-level operating expenses, partially offset by higher property-level operating expenses, driven by macro inflationary impacts primarily on labor, utilities and food costs. During 2022 and 2021, we received $40.5 million and $9.1 million, respectively, of HHS grants, which reduced property-level operating expenses in the applicable period.

NOI—Office Operations

The following table summarizes results of operations in our office operations reportable business segment, including assets sold or classified as held for sale as of December 31, 2022 (dollars in thousands). For properties in our office operations reportable business segment, occupancy generally reflects occupied square footage divided by net rentable square footage as of the end of the reporting period.

	For the Years Ended December 31,		Increase (Decrease) to NOI	
	2022	2021	$	%
NOI—Office Operations:				
Rental income	$ 801,159	$ 794,297	$ 6,862	0.9%
Third party capital management revenues	2,448	8,384	(5,936)	(70.8)
Total revenues	803,607	802,681	926	0.1
Less:				
Property-level operating expenses	(257,003)	(257,001)	(2)	—
Third party capital management expenses	—	(1,798)	1,798	100.0
NOI	$ 546,604	$ 543,882	$ 2,722	0.5 %

	Number of Properties at December 31,		Occupancy at December 31,		Annualized Average Rent Per Occupied Square Foot for the Years Ended December 31,	
	2022	2021	2022	2021	2022	2021
Total office buildings	359	342	90.0%	90.8%	$ 36	$ 35

The increase in our office operations NOI in 2022 over the prior year was primarily due to acquisitions, leasing activity, high tenant retention, favorable expense controls and improved parking revenues, partially offset by dispositions of non-core assets.

The following table compares results of operations for our 330 same-store office buildings (dollars in thousands):

	For the Years Ended December 31,		Increase (Decrease) to NOI	
	2022	2021	$	%
Same-Store NOI—Office Operations:				
Rental income	$ 750,060	$ 724,015	$ 26,045	3.6%
Less: Property-level operating expenses	(238,914)	(229,707)	(9,207)	(4.0)
NOI	$ 511,146	$ 494,308	$ 16,838	3.4 %

	Number of Properties at December 31,		Occupancy at December 31,		Annualized Average Rent Per Occupied Square Foot for the Years Ended December 31,	
	2022	2021	2022	2021	2022	2021
Same-store office buildings	330	330	92.1%	91.9%	$ 36	$ 35

The increase in our same-store office operations NOI in 2022 over the prior year is primarily due to leasing activity, high tenant retention and improved parking revenues.

NOI—Triple-Net Leased Properties

The following table summarizes results of operations in our triple-net leased properties reportable business segment, including assets sold or classified as held for sale as of December 31, 2022 (dollars in thousands):

| | For the Years Ended December 31, | | (Decrease) Increase to NOI | |
	2022	2021	$	%
NOI—Triple-Net Leased Properties:				
Rental income	$ 598,154	$ 653,823	$ (55,669)	(8.5%)
Less: Property-level operating expenses	(15,301)	(15,335)	34	0.2
NOI	$ 582,853	$ 638,488	$ (55,635)	(8.7)%

In our triple-net leased properties reportable business segment, our revenues generally consist of fixed rental amounts (subject to contractual escalations) received from our tenants in accordance with the applicable lease terms. We report revenues and property-level operating expenses within our triple-net leased properties reportable business segment for real estate tax and insurance expenses that are paid from escrows collected from our tenants.

The decrease in our triple-net leased properties NOI in 2022 over the prior year was primarily driven by a $41.9 million reduction in rental income from communities that were transitioned to our senior housing operating portfolio and a $8.4 million reduction attributable to rental income from communities that were sold, partially offset by contractual rent escalators.

Occupancy rates may affect the profitability of our tenants' operations. For senior housing communities and post-acute properties in our triple-net leased properties reportable business segment, occupancy generally reflects average operator-reported unit and bed occupancy, respectively, for the reporting period. Because triple-net financials are delivered to us following the reporting period, occupancy is reported in arrears. The following table sets forth average continuing occupancy rates related to the triple-net leased properties we owned at December 31, 2022 and measured over the trailing 12 months ended September 30, 2022 (which is the most recent information available to us from our tenants) and average continuing occupancy rates related to the triple-net leased properties we owned at December 31, 2021 and measured over the 12 months ended September 30, 2021. The table excludes non-stabilized properties, properties owned through investments in unconsolidated real estate entities, certain properties for which we do not receive occupancy information and properties acquired or properties that transitioned operators for which we do not have a full four quarters of occupancy results.

	Number of Properties at December 31, 2022	Average Occupancy for the Trailing 12 Months Ended September 30, 2022	Number of Properties at December 31, 2021	Average Occupancy for the Trailing 12 Months Ended September 30, 2021
Senior housing communities	256	76.1%	261	73.5%
Skilled nursing facilities ("SNFs")	16	81.9	16	75.9
IRFs and LTACs	36	56.4	35	58.5

The following table compares results of operations for our 314 same-store triple-net leased properties. See "Non-GAAP Financial Measures—NOI" included elsewhere in this Annual Report on Form 10-K for additional disclosure regarding same-store NOI for each of our reportable business segments (dollars in thousands):

| | For the Years Ended December 31, | | Increase (Decrease) to NOI | |
	2022	2021	$	%
Same-Store NOI—Triple-Net Leased Properties:				
Rental income	$ 583,339	$ 571,808	$ 11,531	2.0%
Less: Property-level operating expenses	(14,349)	(11,207)	(3,142)	(28.0)
NOI	$ 568,990	$ 560,601	$ 8,389	1.5 %

The increase in our same-store triple-net leased properties rental income in 2022 over the prior year was attributable primarily to contractual rent escalators, partially offset by lease resolutions with several smaller senior housing triple-net tenants who were materially affected by COVID-19.

NOI — Non-Segment

Information provided for non-segment NOI includes management fees and promote revenues, net of expenses, related to our third-party institutional capital management business, income from loans and investments and various corporate-level expenses not directly attributable to any of our three reportable business segments. The $18.3 million decrease in non-segment NOI in 2022 over the prior year was primarily due to $16.6 million gain recognized in 2021 for the redemption of Ardent's senior notes and $10.7 million gain on the sale of marketable debt securities in 2021, partially offset by $9.9 million of promote revenue earned as general partner of the Ventas Fund within VIM in 2022. See "Note 6 – Loans Receivable and Investments" and "Note 7 – Investments in Unconsolidated Entities" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Company Results

Interest and Other Income

The $11.2 million decrease in interest and other income in 2022 over the prior year is primarily due to a $13.1 million payment received in the fourth quarter of 2021 related to a fee earned when Kindred was acquired and began operating under a new healthcare system called ScionHealth. See "Note 3 – Concentration of Credit Risk" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Interest Expense

The $27.5 million increase in total interest expense in 2022 over the prior year was primarily attributable to an increase of $16.8 million due to higher debt balances as a result of acquisitions and an increase of $9.4 million due to a higher effective interest rate. Our GAAP weighted average effective interest rate was 3.66% for 2022, compared to 3.59% for 2021. Capitalized interest for 2022 and 2021 was $9.6 million and $11.3 million, respectively.

Depreciation and Amortization

The $0.4 million increase in depreciation and amortization expense in 2022 over the prior year is primarily due to a $124.3 million increase in depreciation related to the over 100 independent living communities acquired from New Senior in September 2021, partially offset by $124.7 million decrease in impairments recognized in 2022 compared to 2021.

General, Administrative and Professional Fees

The $15.1 million increase in general, administrative and professional fees in 2022 over the prior year was primarily due to the inclusion of a portion of New Senior's overhead, the return to a more normalized business environment and professional fees in 2022.

Loss on Extinguishment of Debt, Net

The $58.7 million decrease in loss on extinguishment of debt, net in 2022 over the prior year was primarily related to an aggregate $56.4 million loss recognized during 2021 in connection with the redemptions of $400.0 million aggregate principal amount of 3.10% senior notes due January 2023, $400.0 million aggregate principal amount of 3.125% senior notes due 2023, and $263.7 million aggregate principal amount of 3.25% senior notes due 2022.

Transaction Expenses and Deal Costs

The $4.3 million increase in transaction expenses and deal costs in 2022 over the prior year was primarily due to costs incurred in 2022 in connection with stockholder relations matters.

Allowance on Loans Receivable and Investments

The $28.8 million change in allowance on loans receivable and investments was primarily due to a $20.0 million allowance recognized in 2022 on our cash-pay mezzanine loan (the "Santerre Mezzanine Loan") to Santerre Health Investors. The Santerre Mezzanine Loan has a current principal balance of $486.1 million, is freely prepayable and is priced at LIBOR + 6.42%. This is partially offset by the reversal of certain allowances in the first quarter of 2021 due to a change in our estimate of credit losses. See "Note 2 – Accounting Policies - Fair Values of Financial Instruments" of the Notes to Consolidated Financial Statements.

Other

The $21.2 million increase in other expenses in 2022 over 2021 is primarily due to an increase of $24.0 million in unrealized loss as a result of a decrease in the fair value of stock warrants received in connection with the Brookdale Senior Living lease modification. As of December 31, 2022, the fair value of the stock warrants was $23.6 million, which was $4.4 million lower than the fair value at the grant date.

Income from Unconsolidated Entities

The $23.5 million increase in income from unconsolidated entities for 2022 over 2021 was primarily due to a $26.1 million gain on sale recognized in the fourth quarter of 2022 in connection with Atria combining its proprietary cloud-based senior housing management software platform, Glennis, with two other complementary companies in the Software as a Service (SaaS) technology space. The merger transaction was executed under the sponsorship and majority ownership of an experienced private equity technology investor. We own a 34% stake in Atria and recognized a $26.1 million gain on sale. We now own nearly 10% of the new combined SaaS company.

Gain on Real Estate Dispositions

The $211.0 million decrease in gain on real estate dispositions was due to the higher disposition volume in 2021, comprised of 34 MOBs, eight triple-net leased properties and 23 senior housing communities, which resulted in gains on sale of real estate of $218.8 million recognized in 2021 compared to gains of $7.8 million in 2022. The gain on real estate dispositions for 2022 was primarily attributable to the sale of seven senior housing communities, two MOBs, three triple-net leased properties, one vacant land parcel and one vacant office building.

Income Tax Benefit (Expense)

The 2022 income tax benefit is primarily due to a $7.5 million income tax benefit from operating losses at certain TRS entities and an income tax benefit of $11.9 million from an internal restructuring of foreign TRS entities. The 2021 income tax expense is due to a $3.5 million deferred tax expense related to an internal restructuring of certain U.S. TRS entities, $3.3 million deferred tax expense related to the revaluation of certain deferred tax liabilities as a result of enacted tax rate changes in the United Kingdom, and a $3.7 million deferred tax expense related to the release of certain residual tax effects from marketable debt securities.

Years Ended December 31, 2021 and 2020

Our Annual Report for the year ended December 31, 2021, filed with the SEC on February 18, 2022, contains information regarding our results of operations for the years ended December 31, 2021 and 2020 and the effect of changes in those results from period to period on our net income attributable to common stockholders.

Non-GAAP Financial Measures

We consider certain non-GAAP financial measures to be useful supplemental measures of our operating performance. A non-GAAP financial measure is a measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are not so excluded from or included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Described below are the non-GAAP financial measures used by management to evaluate our operating performance and that we consider most useful to investors, together with reconciliations of these measures to the most directly comparable GAAP measures.

The non-GAAP financial measures we present in this Annual Report may not be comparable to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. You should not consider these measures as alternatives to net income attributable to common stockholders (determined in accordance with GAAP) as indicators of our financial performance or as alternatives to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine these measures in conjunction with net income attributable to common stockholders as presented in our Consolidated Financial Statements and other financial data included elsewhere in this Annual Report.

Funds From Operations and Normalized Funds From Operations Attributable to Common Stockholders

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For that reason, we consider Funds From Operations attributable to common stockholders ("FFO") and Normalized FFO to be appropriate supplemental measures of operating performance of an equity REIT. We believe that the presentation of FFO, combined with the presentation of required GAAP financial measures, has improved the understanding of operating results of REITs among the investing public and has helped make comparisons of REIT operating results more meaningful. Management generally considers FFO to be a useful measure for understanding and comparing our operating results because, by excluding gains and losses related to sales of previously depreciated operating real estate assets, impairment losses on depreciable real estate and real estate asset depreciation and amortization (which can differ across owners of similar assets in similar condition based on historical cost accounting and useful life estimates), FFO can help investors compare the operating performance of a company's real estate across reporting periods and to the operating performance of other companies. We believe that Normalized FFO is useful because it allows investors, analysts and our management to compare our operating performance to the operating performance of other real estate companies across periods on a consistent basis without having to account for differences caused by non-recurring items and other non-operational events such as transactions and litigation. In some cases, we provide information about identified non-cash components of FFO and Normalized FFO because it allows investors, analysts and our management to assess the impact of those items on our financial results.

We use the National Association of Real Estate Investment Trusts ("Nareit") definition of FFO. Nareit defines FFO as net income attributable to common stockholders (computed in accordance with GAAP) excluding gains (or losses) from sales of real estate property, including gain (or loss) on re-measurement of equity method investments and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated entities and noncontrolling interests. Adjustments for unconsolidated entities and noncontrolling interests will be calculated to reflect FFO on the same basis. We define Normalized FFO as Nareit FFO excluding the following income and expense items, without duplication: (a) transaction expenses and deal costs, including transaction, integration and severance-related costs and expenses, and amortization of intangibles, in each case net of noncontrolling interests' share of these items and including Ventas' share of these items from unconsolidated entities; (b) the impact of expenses related to asset impairment and valuation allowances, the write-off of unamortized deferred financing fees or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of our debt; (c) the non-cash effect of income tax benefits or expenses, the non-cash impact of changes to our executive equity compensation plan, derivative transactions that have non-cash mark-to-market impacts on our Consolidated Statements of Income and non-cash charges related to leases; (d) the financial impact of contingent consideration; (e) gains and losses for non-operational foreign currency hedge agreements and changes in the fair value of financial instruments; (f) gains and losses on non-real estate dispositions and other items related to unconsolidated entities; (g) net expenses or recoveries related to materially disruptive events; and (h) other items set forth in the Normalized FFO reconciliation included herein.

The following table summarizes our FFO and Normalized FFO for the three years ended December 31, 2022 (dollars in thousands). The increase in Normalized FFO for the year ended December 31, 2022 over the prior year is due to increased net operating income at our SHOP reportable business segment as a result of increased revenues, partially offset by higher property-level operating expenses; accretive acquisitions, primarily the acquisition of over 100 independent living communities from New Senior; partially offset by higher interest expense, lease resolutions with several smaller senior housing triple-net tenants who were materially affected by COVID-19 and dispositions in 2021.

	For the Years Ended December 31,		
	2022	2021	2020
Net (loss) income attributable to common stockholders	$ (47,447)	$ 49,008	$ 439,149
Adjustments:			
Depreciation and amortization on real estate assets	1,194,751	1,192,856	1,104,114
Depreciation on real estate assets related to noncontrolling interests	(17,451)	(18,498)	(16,767)
Depreciation on real estate assets related to unconsolidated entities	30,940	17,888	4,986
Gain on real estate dispositions	(7,780)	(218,788)	(262,218)
Gain (loss) on real estate dispositions related to noncontrolling interests	32	302	(9)
Gain on real estate dispositions and other related to unconsolidated entities	(14,546)	—	—
Nareit FFO attributable to common stockholders	1,138,499	1,022,768	1,269,255
Adjustments:			
Change in fair value of financial instruments	22,008	1,207	(21,928)
Non-cash income tax benefit	(21,237)	(1,224)	(98,114)
Loss on extinguishment of debt, net of noncontrolling interests and including Ventas' share attributable to unconsolidated entities	786	64,558	10,791
Gain on transactions related to unconsolidated entities	(26,281)	(6,328)	(597)
Transaction expenses and deal costs, net of noncontrolling interests and including Ventas' share attributable to unconsolidated entities	58,108	54,874	34,690
Amortization of other intangibles including Ventas' share attributable to unconsolidated entities	973	(21,627)	472
Other items related to unconsolidated entities	(687)	1,479	(614)
Non-cash impact of changes to equity plan	(313)	1,796	(452)
Materially disruptive events, net including Ventas' share attributable to unconsolidated entities	11,203	10,147	1,247
Impact of Holiday lease termination	—	—	(50,184)
Write-off of straight-line rental income, net of noncontrolling interests	—	—	70,863
Allowance on loan investments and impairment of unconsolidated entities, net of noncontrolling interests	23,912	(9,074)	34,543
Normalized FFO attributable to common stockholders	$ 1,206,971	$ 1,118,576	$ 1,249,972

NOI

We also consider NOI an important supplemental measure because it allows investors, analysts and our management to assess our unlevered property-level operating results and to compare our operating results with those of other real estate companies and between periods on a consistent basis. We define NOI as total revenues, less interest and other income, property-level operating expenses and third party capital management expenses.

The following table sets forth a reconciliation of net income attributable to common stockholders to NOI (dollars in thousands):

	For the Years Ended December 31,		
	2022	2021	2020
Net (loss) income attributable to common stockholders	$ (47,447)	$ 49,008	$ 439,149
Adjustments:			
Interest and other income	(3,635)	(14,809)	(7,609)
Interest expense	467,557	440,089	469,541
Depreciation and amortization	1,197,798	1,197,403	1,109,763
General, administrative and professional fees	144,874	129,758	130,158
Loss on extinguishment of debt, net	581	59,299	10,791
Transaction expenses and deal costs	51,577	47,318	29,812
Allowance on loans receivable and investments	19,757	(9,082)	24,238
Other	58,268	37,110	707
Net income attributable to noncontrolling interests	6,516	7,551	2,036
Income from unconsolidated entities	(28,500)	(4,983)	(1,844)
Income tax (benefit) expense	(16,926)	4,827	(96,534)
Gain on real estate dispositions	(7,780)	(218,788)	(262,218)
NOI	$ 1,842,640	$ 1,724,701	$ 1,847,990

See "Results of Operations" for discussions regarding both NOI and same-store NOI. We define same-store as properties owned, consolidated and operational for the full period in both comparison periods and that are not otherwise excluded; provided, however, that we may include selected properties that otherwise meet the same-store criteria if they are included in substantially all of, but not a full, period for one or both of the comparison periods, and in our judgment such inclusion provides a more meaningful presentation of our segment performance.

Newly acquired development properties and recently developed or redeveloped properties in our SHOP reportable business segment will be included in same-store once they are stabilized for the full period in both periods presented. These properties are considered stabilized upon the earlier of (a) the achievement of 80% sustained occupancy or (b) 24 months from the date of acquisition or substantial completion of work. Recently developed or redeveloped properties in our office operations and triple-net leased properties reportable business segment segments will be included in same-store once substantial completion of work has occurred for the full period in both periods presented. Our senior housing operating portfolio and triple-net leased properties that have undergone operator or business model transitions will be included in same-store once operating under consistent operating structures for the full period in both periods presented.

Properties are excluded from same-store if they are: (i) sold, classified as held for sale or properties whose operations were classified as discontinued operations in accordance with GAAP; (ii) impacted by materially disruptive events such as flood or fire; (iii) for SHOP, those properties that are currently undergoing a materially disruptive redevelopment; (iv) for our office operations and triple-net leased properties reportable business segments, those properties for which management has an intention to institute, or has instituted, a redevelopment plan because the properties may require major property-level expenditures to maximize value, increase NOI, or maintain a market-competitive position and/or achieve property stabilization, most commonly as the result of an expected or actual material change in occupancy or NOI; or (v) for SHOP and triple-net leased reportable business segments, those properties that are scheduled to undergo operator or business model transitions, or have transitioned operators or business models after the start of the prior comparison period.

To eliminate the impact of exchange rate movements, all portfolio performance-based disclosures assume constant exchange rates across comparable periods, using the following methodology: the current period's results are shown in actual reported USD, while prior comparison period's results are adjusted and converted to USD based on the average exchange rate for the current period.

Asset/Liability Management

Asset/liability management, a key element of enterprise risk management, is designed to support the achievement of our business strategy, while ensuring that we maintain appropriate and tolerable levels of market risk (primarily interest rate risk and foreign currency exchange risk) and credit risk. Effective management of these risks is a contributing factor to the absolute levels and variability of our FFO and net worth. The following discussion addresses our integrated management of assets and liabilities, including the use of derivative financial instruments.

Market Risk

We are exposed to market risk related to changes in interest rates with respect to borrowings under our unsecured revolving credit facility and our unsecured term loans, certain of our mortgage loans that are floating rate obligations, mortgage loans receivable that bear interest at floating rates and available for sale securities. These market risks result primarily from changes in LIBOR, SOFR rates or prime rates. To manage these risks, we continuously monitor our level of floating rate debt with respect to total debt and other factors, including our assessment of current and future economic conditions. See "Risk Factors—We are exposed to increases in interest rates, which could reduce our profitability and adversely impact our ability to refinance existing debt, sell assets or engage in acquisition, investment, development and redevelopment activity, and our decision to hedge against interest rate risk might not be effective." included in Part I, Item 1A of this Annual Report.

The table below sets forth certain information with respect to our debt, excluding premiums and discounts (dollars in thousands):

| | As of December 31, | | |
	2022	2021	2020
Balance:			
Fixed rate:			
Senior notes	$ 8,627,540	$ 8,729,102	$ 8,869,036
Unsecured term loans	200,000	200,000	200,000
Mortgage loans and other	2,035,896	2,061,880	1,389,227
Subtotal fixed rate	10,863,436	10,990,982	10,458,263
Variable rate:			
Senior notes	—	—	235,664
Unsecured revolving credit facility	25,230	56,448	39,395
Unsecured term loans	669,031	395,757	392,773
Commercial paper notes	403,000	280,000	—
Secured revolving construction credit facility	—	—	154,098
Mortgage loans and other	400,547	369,951	702,878
Subtotal variable rate	1,497,808	1,102,156	1,524,808
Total	$ 12,361,244	$ 12,093,138	$ 11,983,071
Percent of total debt:			
Fixed rate:			
Senior notes	69.8%	72.2%	74.0%
Unsecured term loans	1.6	1.7	1.7
Secured revolving construction credit facility	—	—	—
Mortgage loans and other	16.5	17.0	11.6
Variable rate:			
Senior notes	—	—	2.0
Unsecured revolving credit facility	0.2	0.5	0.3
Unsecured term loans	5.4	3.3	3.3
Commercial paper notes	3.3	2.3	—
Secured revolving construction credit facility	—	—	1.3
Mortgage loans and other	3.2	3.0	5.8
Total	100.0%	100.0%	100.0%
Weighted average interest rate at end of period:			
Fixed rate:			
Senior notes	3.7%	3.7%	3.7%
Unsecured term loans	3.6	3.6	3.6
Mortgage loans and other	3.7	3.6	3.5
Variable rate:			
Senior notes	—	—	1.0
Unsecured revolving credit facility	4.5	1.1	1.0
Unsecured term loans	5.5	1.4	1.4
Commercial paper notes	4.7	0.3	—
Secured revolving construction credit facility	—	—	1.9
Mortgage loans and other	5.1	1.7	1.9
Total	3.9	3.4	3.4

The variable rate debt in the table above reflects, in part, the effect of $144.2 million notional amount of interest rate swaps maturing on March 22, 2027, in each case that effectively convert fixed rate debt to variable rate debt. In addition, the fixed rate debt in the table above reflects, in part, the effect of $338.0 million and C$267.8 million notional amount of interest rate swaps with maturities ranging from January 2023 to April 2031, in each case that effectively convert variable rate debt to fixed rate debt. See "Note 10 – Senior Notes Payable and Other Debt" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

The decrease in our fixed rate debt from December 31, 2021 to December 31, 2022 was primarily due to the impact of the strengthening of the U.S. dollar compared to the Canadian dollar on our senior notes denominated in Canadian dollars.

The increase in our outstanding variable rate debt at December 31, 2022 compared to December 31, 2021 is primarily attributable to borrowings under our unsecured term loan and commercial paper program.

Assuming a 100 basis point increase in the weighted average interest rate related to our variable rate debt and assuming no change in our variable rate debt outstanding as of December 31, 2022, interest expense on an annualized basis would increase by approximately $15.0 million, or $0.04 per diluted common share.

As of December 31, 2022 and 2021, our joint venture partners' aggregate share of total consolidated debt was $279.0 million and $278.0 million, respectively, with respect to certain properties we owned through consolidated joint ventures.

Total consolidated debt does not include our portion of unconsolidated debt related to investments in unconsolidated real estate entities, which was $454.4 million and $338.1 million as of December 31, 2022 and 2021, respectively.

The fair value of our fixed rate debt is based on current market interest rates at which we could obtain similar borrowings. Increases in market interest rates typically result in a decrease in the fair value of fixed rate debt while decreases in market interest rates typically result in an increase in the fair value of fixed rate date. While changes in market interest rates affect the fair value of our fixed rate debt, these changes do not affect the interest expense associated with our fixed rate debt. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until their maturity or earlier prepayment and refinancing. If interest rates have risen at the time we seek to refinance our fixed rate debt, whether at maturity or otherwise, our future earnings and cash flows could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of refinancing may reduce our overall borrowing costs.

To highlight the sensitivity of our fixed rate debt to changes in interest rates, the following summary shows the effects of a hypothetical instantaneous change of 100 basis points in interest rates (dollars in thousands):

	As of December 31,	
	2022	2021
Gross book value	$ 10,863,436	$ 10,990,982
Fair value	10,010,935	11,766,336
Fair value reflecting change in interest rates:		
-100 basis points	10,449,991	12,437,306
+100 basis points	9,607,787	11,164,150

As of December 31, 2022 and 2021, the fair value of our secured and non-mortgage loans receivable, based on our estimates of currently prevailing rates for comparable loans, was $517.0 million and $498.0 million, respectively. See "Note 6 – Loans Receivable and Investments" and "Note 11 – Fair Values of Financial Instruments" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

As a result of our Canadian and United Kingdom operations, we are subject to fluctuations in certain foreign currency exchange rates that may, from time to time, affect our financial condition and operating performance. Based solely on our results for the year ended December 31, 2022 (including the impact of existing hedging arrangements), if the value of the U.S. dollar relative to the British pound and Canadian dollar were to increase or decrease by one standard deviation compared to the average exchange rate during the year, our Normalized FFO per share for the year ended December 31, 2022 would decrease or increase, as applicable, by less than $0.01 per share or 1%. We will continue to mitigate these risks through a layered approach to hedging looking out for the next year and continual assessment of our foreign operational capital structure. Nevertheless, we cannot assure you that any such fluctuations will not have an effect on our earnings.

Concentration and Credit Risk

We use concentration ratios to identify, understand and evaluate the potential impact of economic downturns and other adverse events that may affect our asset types, geographic locations, business models, and tenants, operators and managers. We evaluate concentration risk in terms of investment mix and operations mix. Investment mix measures the percentage of our investments that is concentrated in a specific asset type or that is operated or managed by a particular tenant, operator or manager. Operations mix measures the percentage of our operating results that is attributed to a particular tenant, operator or manager, geographic location or business model. The following tables reflect our concentration risk as of the dates and for the periods presented:

	As of December 31,	
	2022	2021
Investment mix by asset type [(1)]:		
Senior housing communities	66.3%	67.4%
MOBs	18.0	17.1
Life science, research and innovation centers	6.9	6.7
Health systems	4.9	5.0
IRFs and LTACs	1.5	1.5
SNFs	0.6	0.6
Secured loans receivable and investments, net	1.8	1.7
Total	100.0%	100.0%
Investment mix by tenant, operator and manager [(1)]:		
Atria	26.0%	27.0%
Sunrise	9.8	10.0
Brookdale Senior Living	7.8	7.8
Le Groupe Maurice	7.0	7.3
Ardent	5.3	4.7
Kindred	0.8	1.0
All other	43.3	42.2
Total	100.0%	100.0%

_____
[(1)] Ratios are based on the gross book value of consolidated real estate investments (excluding properties classified as held for sale) as of each reporting date.

	For the Years Ended December 31,		
	2022	2021	2020
Operations mix by tenant and operator and business model:			
Revenues [1]:			
SHOP	64.3%	59.4%	58.0%
Brookdale Senior Living [2]	3.6	3.9	4.4
Ardent	3.2	3.3	3.2
Kindred	3.2	3.8	3.5
All others	25.7	29.6	30.9
Total	100.0%	100.0%	100.0%
NOI:			
SHOP	35.1%	26.8%	29.4%
Brookdale Senior Living [2]	8.1	8.6	9.0
Ardent	7.1	7.4	6.6
Kindred	7.3	7.8	7.1
All others	42.4	49.4	47.9
Total	100.0%	100.0%	100.0%
Operations mix by geographic location [3]:			
California	14.3%	15.0%	15.7%
New York	7.5	7.6	8.1
Texas	6.6	6.1	6.1
Pennsylvania	5.2	4.6	4.6
North Carolina	4.3	4.0	4.1
All others	62.1	62.7	61.4
Total	100.0%	100.0%	100.0%

_____

[1] Total revenues include third party capital management revenues, revenue from loans and investments and interest and other income (including amounts related to assets classified as held for sale).

[2] Results exclude nine senior housing communities, which are included in the SHOP reportable business segment.

[3] Ratios are based on total revenues (including amounts related to assets classified as held for sale) for each period presented.

See "Non-GAAP Financial Measures" included elsewhere in this Annual Report on Form 10-K for additional disclosure and reconciliations of net income attributable to common stockholders, as computed in accordance with GAAP, to NOI.

We derive a significant portion of our revenues by leasing assets under long-term triple-net leases in which the rental rate is generally fixed with escalators, subject to certain limitations. Some of our triple-net lease escalators are contingent upon the satisfaction of specified facility revenue parameters or based on increases in the Consumer Price Index ("CPI"), with caps, floors or collars. We also earn revenues directly from individual residents in our senior housing communities that are managed by independent operators, such as Atria and Sunrise, and tenants in our office buildings.

The concentration of our triple-net leased properties segment revenues and operating income that are attributed to Brookdale Senior Living, Ardent and Kindred creates credit risk. If any of Brookdale Senior Living, Ardent or Kindred becomes unable or unwilling to satisfy its obligations to us or to renew its leases with us upon expiration of the terms thereof, our financial condition and results of operations could decline, and our ability to service our indebtedness and to make distributions to our stockholders could be impaired. See "Risk Factors—Our Business Operations and Strategy Risks—A significant portion of our revenues and operating income is dependent on a limited number of tenants and managers, including Brookdale Senior Living, Ardent, Kindred, Atria and Sunrise." included in Part I, Item 1A of this Annual Report and "Note 3 – Concentration of Credit Risk" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

We regularly monitor and assess any changes in the relative credit risk of our significant tenants, and in particular those tenants that have recourse obligations under our triple-net leases. The ratios and metrics we use to evaluate a significant tenant's liquidity and creditworthiness depend on facts and circumstances specific to that tenant and the industry or industries in which it operates, including without limitation the tenant's credit history and economic conditions related to the tenant, its operations and the markets in which the tenant operates, that may vary over time. Among other things, we may (i) review and analyze information regarding the real estate, senior housing and healthcare industries generally, publicly available information regarding the significant tenant, and information required to be provided by the tenant under the terms of its lease agreements with us, (ii) examine monthly or quarterly financial statements of the significant tenant to the extent publicly available or otherwise provided under the terms of our lease agreements, and (iii) participate in periodic discussions and in-person meetings with representatives of the significant tenant. Using this information, we calculate multiple financial ratios (which may, but do not necessarily, include leverage, fixed charge coverage and tangible net worth), after making certain adjustments based on our judgment, and assess other metrics we deem relevant to an understanding of the significant tenant's credit risk.

Because Atria and Sunrise manage our properties in exchange for the receipt of a management fee from us, we are not directly exposed to the credit risk of our managers in the same manner or to the same extent as our triple-net tenants. However, we rely on our managers' personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our senior living operations efficiently and effectively. We also rely on Atria and Sunrise to set appropriate resident fees, to provide accurate property-level financials results in a timely manner and otherwise operate our senior housing communities in compliance with the terms of our management agreements and all applicable laws and regulations. Although we have various rights as the property owner under our management agreements, including various rights to terminate and exercise remedies under the agreements as provided therein, Atria's or Sunrise's failure, inability or unwillingness to satisfy its respective obligations under those agreements, to efficiently and effectively manage our properties or to provide timely and accurate accounting information with respect thereto could have a Material Adverse Effect on us. See "Risk Factors—Our Business Operations and Strategy Risks." included in Part I, Item 1A of this Annual Report.

We hold a 34% ownership interest in Atria, which entitles us to customary minority rights and protections, including the right to appoint two members to the Atria Board of Directors.

Triple-Net Lease Performance and Expirations

Any failure, inability or unwillingness by our tenants to satisfy their obligations under our triple-net leases could have a material adverse effect on us. Also, if our tenants are not able or willing to renew our triple-net leases upon expiration, we may be unable to reposition the applicable properties on a timely basis or on the same or better economic terms, if at all. Although our lease expirations are staggered, the non-renewal of some or all of our triple-net leases that expire in any given year could have a material adverse effect on us. During the year ended December 31, 2022, we had no triple-net lease renewals or expirations without renewal that, in the aggregate, had a material impact on our financial condition or results of operations for that period. See "Risk Factors—Our Business Operations and Strategy Risks—If we must replace any of our tenants or managers, we may be unable to do so on as favorable terms, or at all, and we could be subject to delays, limitations and expenses, which could adversely affect our business, financial condition and results of operations." included in Part I, Item IA of this Annual Report.

The following table summarizes our lease expirations in our triple-net leased properties segment currently scheduled to occur over the next 10 years as of December 31, 2022 (dollars in thousands):

	Number of Properties[1]	2022 Annualized Base Rent ("ABR")[2]	% of 2022 Total Triple-Net Leased Properties Segment Rental Income
2023	—	$ —	—%
2024	29	15,090	2.5
2025 [3]	165	215,150	36.0
2026	33	37,704	6.3
2027	4	9,337	1.6
2028	30	58,509	9.8
2029	19	12,147	2.0
2030	6	5,066	0.8
2031	1	753	0.1
2032	7	4,916	0.8

[1] Excludes assets sold or classified as held for sale, unconsolidated entities, development properties not yet operational, unconsolidated joint ventures and land parcels.

[2] ABR represents the annualized impact of the current period's cash base rent at 100% share for consolidated entities. ABR does not include common area maintenance charges, the amortization of above/below market lease intangibles or other noncash items. ABR is used only for the purpose of determining lease expirations.

[3] Includes 23 LTACs leased by Kindred and 121 senior living properties leased by Brookdale. Kindred may extend the term for 5 years by delivering a renewal notice to the Company 12 to 18 months prior to expiration. Brookdale may extend the term for 10 years by delivering a renewal notice to the Company 13 to 18 months prior to expiration. We cannot assure you that Kindred or Brookdale will exercise its renewal option for these properties. See "Risk Factors—Our Business Operations and Strategy Risk—If we need to replace any of our tenants or managers, we may be unable to do so on as favorable terms, if at all, and we could be subject to delays, limitations and expenses, which could adversely affect our business, financial condition and results of operations." included in Part I, Item 1A of this Annual Report.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, proceeds from the issuance of debt and equity securities, borrowings under our unsecured revolving credit facility and commercial paper program, and proceeds from asset sales.

For the next 12 months, our principal liquidity needs are to: (i) fund operating expenses; (ii) meet our debt service requirements; (iii) repay maturing mortgage and other debt; (iv) fund acquisitions, investments and commitments and any development and redevelopment activities; (v) fund capital expenditures; and (vi) make distributions to our stockholders and unitholders, as required for us to continue to qualify as a REIT. Depending upon the availability of external capital, we believe our liquidity is sufficient to fund these uses of cash. We expect that these liquidity needs generally will be satisfied by a combination of the following: cash flows from operations, cash on hand, debt assumptions and financings (including secured financings), issuances of debt and equity securities, dispositions of assets (in whole or in part through joint venture arrangements with third parties) and borrowings under our revolving credit facilities and commercial paper program. However, an inability to access liquidity through multiple capital sources concurrently could have a material adverse effect on us.

Our material contractual obligations arising in the normal course of business primarily consist of long-term debt and related interest payments, and operating obligations which include ground lease obligations. See "Note 10 – Senior Notes Payable and Other Debt" and "Note 14 – Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report for amounts outstanding as of December 31, 2022 relating to our long-term debt obligations and operating obligations, respectively.

Loans Receivable and Investments

In 2022, we provided secured debt financing in the aggregate amount of $29.1 million with terms ranging from two to five years and interest rates ranging from Term SOFR plus 3.75% to 5.00%.

As of December 31, 2022, we recognized a $20.0 million allowance on the Santerre Mezzanine Loan. The allowance for the Santerre Mezzanine Loan was calculated using the "current expected credit loss", or "CECL", model, which considers relevant information about past events, current conditions and reasonable and supportable forecasts to estimate expected losses as of the most recent balance sheet date. See "Note 2 – Accounting Policies - Fair Values of Financial Instruments" of the Consolidated Financial Statements.

The Santerre Mezzanine Loan has a current principal balance of $486.1 million, is priced at LIBOR + 6.42% and is freely prepayable in whole or in part subject to satisfaction of certain financial and non-financial terms and conditions. The Santerre Mezzanine Loan generated $40.0 million in loan interest income to Ventas in 2022. The Santerre Mezzanine Loan was entered into on June 7, 2019 for a five-year term, inclusive of three one-year extensions at the borrower's option. The borrower has exercised two of its three extension options, with the final extension option exercisable between 30 to 60 days prior to the current maturity date of June 9, 2023, subject to satisfaction of certain conditions.

The Santerre Mezzanine Loan is subordinate to the rights of a $1.0 billion principal amount senior loan (the "Santerre Senior Loan") priced at LIBOR + 1.84%. The Santerre Senior Loan is secured by a diverse pool of medical office, senior housing, skilled nursing and other healthcare assets and the Santerre Mezzanine Loan is secured by equity interests in entities that own those assets. Both loans are otherwise non-recourse to the borrower, subject to certain exceptions. The borrower has acquired an interest rate cap (the "Santerre Cap") for the benefit of the Santerre Mezzanine Loan and the Santerre Senior Loan in the notional amount of $1.5 billion, which sets LIBOR at 3.36% and expires on June 9, 2023.

The borrower remained current on all financial obligations to Ventas through January 2023 and is expected to remain current through February 2023. However, the current post-Covid under-performance of certain of the collateral, coupled with the rise in interest rates in the third quarter and accelerating into the fourth quarter of 2022, has caused the ratio of net operating income of the collateral to interest due on the Santerre Mezzanine Loan to decline significantly.

While we believe that the borrower has taken and is taking targeted actions to attempt to improve the performance of or sell certain of the collateral, future cash flows from the collateral may be insufficient to fully pay interest expense on the Santerre Mezzanine Loan. If the borrower is unable to or does not meet its obligations under the Santerre Mezzanine Loan, there are a variety of remedies available to us, including the ability to foreclose on the collateral and assume and extend the Santerre Senior Loan for an additional year.

See also "Risk Factors – We face potential adverse consequences from the bankruptcy, insolvency or financial deterioration of our tenants, managers, borrowers and other obligors" and "Risk Factors – If a borrower defaults, we may be unable to obtain payment, successfully foreclose on collateral or realize the value of any collateral, which could adversely affect our ability to recover our investment."

Credit Facilities, Commercial Paper, Unsecured Term Loans and Letters of Credit

As of December 31, 2022, we had $2.7 billion of undrawn capacity on our unsecured revolving credit facility with $25.2 million borrowings outstanding and an additional $15.4 million restricted to support outstanding letters of credit. We limit our use of the unsecured revolving credit facility, to the extent necessary, to support our commercial paper program when commercial paper notes are outstanding.

Our wholly owned subsidiary, Ventas Realty, Limited Partnership ("Ventas Realty"), may issue from time to time unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1.0 billion. The notes are sold under customary terms in the U. S. commercial paper note market and are ranked pari passu with all of Ventas Realty's other unsecured senior indebtedness. The notes are fully and unconditionally guaranteed by Ventas, Inc. As of December 31, 2022, we had $403.0 million in borrowings outstanding under our commercial paper program.

In June 2022, we entered into a Credit and Guaranty Agreement (the "New Credit Agreement") with Ventas Realty, as borrower. The New Credit Agreement replaces Ventas Realty's previous $200.0 million unsecured term loan priced at LIBOR plus 0.90% that matured in 2023 with a new $500.0 million unsecured term loan that matures in 2027 and is initially priced at Term SOFR plus 0.95% based on Ventas Realty's debt ratings. The New Credit Agreement also includes an accordion feature that permits us to increase our aggregate borrowings thereunder to up to $1.25 billion, subject to the satisfaction of certain conditions, including the receipt of additional commitments for such increase.

As of December 31, 2022, we had a C$500 million or $369.0 million unsecured term loan facility priced at Canadian Dollar Offered Rate ("CDOR") plus 0.90% that matures in 2025.

In October 2022, we executed a letter agreement for a $100.0 million uncommitted line for standby letters of credit. The letter agreement contains certain customary covenants and under its terms, we are required to pay a commission on each outstanding letter of credit at a rate to be agreed upon in writing at issuance of each letter of credit. As of December 31, 2022, there were no material amounts outstanding under this facility.

Senior Notes

As of December 31, 2022, we had outstanding $7.2 billion aggregate principal amount of senior notes issued by Ventas Realty, approximately $75.2 million aggregate principal amount of senior notes issued by Nationwide Health Properties, Inc. ("NHP") and assumed by our subsidiary, Nationwide Health Properties, LLC ("NHP LLC"), as successor to NHP, in connection with our acquisition of NHP, and C$1.9 billion aggregate principal amount of senior notes issued by our subsidiary, Ventas Canada Finance Limited ("Ventas Canada"). All of the senior notes issued by Ventas Realty and Ventas Canada are unconditionally guaranteed by Ventas, Inc.

We may, from time to time, seek to retire or purchase our outstanding senior notes for cash or in exchange for equity securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, prospects for capital and other factors. The amounts involved may be material.

The indentures governing our outstanding senior notes require us to comply with various financial and other restrictive covenants. We were in compliance with all of these covenants at December 31, 2022.

Mortgages

At December 31, 2022, our consolidated aggregate principal amount of mortgage debt outstanding was $2.4 billion, of which our share was $2.2 billion.

Under certain circumstances, contractual and legal restrictions, including those contained in the instruments governing our subsidiaries' outstanding mortgage indebtedness, may restrict our ability to obtain cash from our subsidiaries for the purpose of meeting our debt service obligations, including our payment guarantees with respect to Ventas Realty's and Ventas Canada Finance Limited's senior notes.

Derivatives and Hedging

In the normal course of our business, interest rate fluctuations affect future cash flows under our variable rate debt obligations, loans receivable and marketable debt securities, and foreign currency exchange rate fluctuations affect our operating results. We follow established risk management policies and procedures, including the use of derivative instruments, to mitigate the impact of these risks.

Dividends

During 2022, we declared four dividends totaling $1.80 per share of our common stock, including a fourth quarter dividend of $0.45 per share. In order to continue to qualify as a REIT, we must make annual distributions to our stockholders of at least 90% of our REIT taxable income (excluding net capital gain). In addition, we will be subject to income tax at the regular corporate rate to the extent we distribute less than 100% of our REIT taxable income, including any net capital gains. We intend to pay dividends greater than 100% of our taxable income, after the use of any net operating loss carryforwards, for 2023.

We expect that our cash flows will exceed our REIT taxable income due to depreciation and other non-cash deductions in computing REIT taxable income and that we will be able to satisfy the 90% distribution requirement. However, from time to time, we may not have sufficient cash on hand or other liquid assets to meet this requirement or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. If we do not have sufficient cash on hand or other liquid assets to enable us to satisfy the 90% distribution requirement, or if we desire to retain cash, we may borrow funds, issue additional equity securities, pay taxable stock dividends, if possible, distribute other property or securities or engage in a transaction intended to enable us to meet the REIT distribution requirements or any combination of the foregoing.

Capital Expenditures

The terms of our triple-net leases generally obligate our tenants to pay all capital expenditures necessary to maintain and improve our triple-net leased properties. However, from time to time, we may fund the capital expenditures for our triple-net leased properties through loans or advances to the tenants, which may increase the amount of rent payable with respect to the properties in certain cases. We may also fund capital expenditures for which we may become responsible upon expiration of our triple-net leases or in the event that our tenants are unable or unwilling to meet their obligations under those leases. We also expect to fund capital expenditures related to our SHOP and office operations reportable business segments with the cash flows from the properties or through additional borrowings. We expect that these liquidity needs generally will be satisfied by a combination of the following: cash flows from operations, cash on hand, debt assumptions and financings (including secured financings), issuances of debt and equity securities, dispositions of assets (in whole or in part through joint venture arrangements with third parties) and borrowings under our revolving credit facilities and commercial paper program.

To the extent that unanticipated capital expenditure needs arise or significant borrowings are required, our liquidity may be affected adversely. Our ability to borrow additional funds may be restricted in certain circumstances by the terms of the instruments governing our outstanding indebtedness.

We are party to certain agreements that obligate us to develop senior housing or healthcare properties funded through capital that we and, in certain circumstances, our joint venture partners provide. As of December 31, 2022, we had 17 properties under development pursuant to these agreements, including five properties that are owned by an unconsolidated real estate entity. In addition, from time to time, we engage in redevelopment projects with respect to our existing senior housing communities to maximize the value, increase NOI, maintain a market-competitive position, achieve property stabilization or change the primary use of the property.

Equity Offerings

We participate in an "at-the-market" equity offering program ("ATM program"), pursuant to which we may, from time to time, sell up to $1.0 billion aggregate gross sales price of shares of our common stock. There were no issuances under the ATM program for the year ended December 31, 2022. During the years ended December 31, 2021 and 2020, we sold 10.9 million and 1.5 million shares of our common stock under our previous ATM program for gross proceeds of $626.4 million and $66.6 million, respectively, at an average gross price of $57.71 and $44.88 per share, respectively.

Cash Flows

The following table sets forth our sources and uses of cash flows for the years ended December 31, 2022 and 2021 (dollars in thousands):

	For the Years Ended December 31,			(Decrease) Increase to Cash	
	2022		**2021**	**$**	**%**
Cash, cash equivalents and restricted cash at beginning of year	$ 196,597	$	451,640	$ (255,043)	(56.5)
Net cash provided by operating activities	1,120,163		1,026,116	94,047	9.2
Net cash used in investing activities	(859,218)		(724,140)	(135,078)	(18.7)
Net cash used in financing activities	(283,928)		(558,466)	274,538	49.2
Effect of foreign currency translation	(2,869)		1,447	(4,316)	nm
Cash, cash equivalents and restricted cash at end of year	$ 170,745	$	196,597	$ (25,852)	(13.1)

_____
nm—not meaningful

Cash Flows from Operating Activities

Cash flows from operating activities increased $94.0 million during the year ended December 31, 2022 over the same period in 2021 primarily due to increased net operating income at our SHOP reportable business segment as a result of higher revenues, partially offset by higher property-level operating expenses; accretive acquisitions, primarily the acquisition of over 100 independent living communities from New Senior; partially offset by higher interest expense and lease resolutions with several smaller senior housing triple-net tenants who were materially affected by COVID-19.

Cash Flows from Investing Activities

Cash flows from investing activities decreased $135.1 million during 2022 over 2021 primarily due to decreased proceeds from real estate dispositions and fewer proceeds received from the repayment of loans receivable in 2022, partially offset by lower acquisition volume in 2022.

Cash Flows from Financing Activities

Cash flows from financing activities increased $274.5 million during 2022 over 2021 primarily due to the 2021 redemptions of $1.1 billion of senior notes due in 2022 and 2023, partially offset by the 2021 issuance of 10.9 million shares of common stock through our ATM equity offering program and increased borrowings under our commercial paper program in 2021.

Off-Balance Sheet Arrangements

We own interests in certain unconsolidated entities as described in "Note 7 – Investments in Unconsolidated Entities." Except in limited circumstances, our risk of loss is limited to our investment in the joint venture and any outstanding loans receivable. In addition, we have certain properties which serve as collateral for debt that is owed by a previous owner of certain of our facilities, as described under "Note 10 – Senior Notes Payable and Other Debt" to the Consolidated Financial Statements. Our risk of loss for these certain properties is limited to the outstanding debt balance plus penalties, if any. Further, we use financial derivative instruments to hedge interest rate and foreign currency exchange rate exposure. Finally, at December 31, 2022, we had $15.4 million outstanding letters of credit obligations. We have no other material off-balance sheet arrangements that we expect would materially affect our liquidity and capital resources except those described above.

Guarantor and Issuer Financial Information

Ventas, Inc. has fully and unconditionally guaranteed the obligation to pay principal and interest with respect to the outstanding senior notes issued by our 100% owned subsidiary, Ventas Realty. None of our other subsidiaries is obligated with respect to Ventas Realty's outstanding senior notes.

Ventas, Inc. has also fully and unconditionally guaranteed the obligation to pay principal and interest with respect to the outstanding senior notes issued by our 100% owned subsidiary, Ventas Canada Finance Limited ("Ventas Canada"). None of our other subsidiaries is obligated with respect to Ventas Canada's outstanding senior notes, all of which were issued on a private placement basis in Canada.

In connection with the acquisition of Nationwide Health Properties, Inc. ("NHP"), our 100% owned subsidiary Nationwide Health Properties, LLC ("NHP LLC"), as successor to NHP, assumed the obligation to pay principal and interest with respect to the outstanding senior notes issued by NHP. Neither we nor any of our subsidiaries (other than NHP LLC) is obligated with respect to any of NHP LLC's outstanding senior notes.

In addition, Ventas, Inc. has fully and unconditionally guaranteed the obligations under our $2.75 billion unsecured revolving credit facility, our C$500 million unsecured term loan facility, the New Credit Agreement and our $100.0 million uncommitted line for standby letters of credit.

Under certain circumstances, contractual and legal restrictions, including those contained in the instruments governing our subsidiaries' outstanding mortgage indebtedness, may restrict our ability to obtain cash from our subsidiaries for the purpose of meeting our debt service obligations, including our payment guarantees with respect to Ventas Realty's and Ventas Canada's senior notes.

The following summarizes the balance sheet information for the years ended December 31, 2022 and 2021 and statement of income information as of December 31, 2022, 2021 and 2020 (dollars in thousands) for each of Ventas Realty, LP, as issuer of certain notes registered under the Exchange Act, and Ventas, Inc., on an unconsolidated basis, as guarantor of such notes:

Balance Sheet Information

	As of December 31, 2022			
	Guarantor		**Issuer**	
Assets				
Investment in and advances to affiliates	$	17,691,107	$	3,049,374
Total assets		17,752,892		3,155,014
Liabilities and equity				
Intercompany loans		11,704,160		(3,825,402)
Total liabilities		11,925,997		4,263,316
Redeemable OP unitholder and noncontrolling interests		102,148		—
Total equity (deficit)		5,724,747		(1,108,302)
Total liabilities and equity		17,752,892		3,155,014

Balance Sheet Information

	As of December 31, 2021			
	Guarantor		**Issuer**	
Assets				
Investment in and advances to affiliates	$	17,448,874	$	3,045,738
Total assets		17,561,305		3,156,840
Liabilities and equity				
Intercompany loans		10,742,915		(3,563,060)
Total liabilities		10,972,521		4,097,362
Redeemable OP unitholder and noncontrolling interests		98,356		—
Total equity (deficit)		6,490,428		(940,522)
Total liabilities and equity		17,561,305		3,156,840

Statement of Income Information

	For the Year Ended December 31, 2022			
	Guarantor		**Issuer**	
Equity earnings in affiliates	$	43,317	$	—
Total revenues		45,037		145,560
Loss before unconsolidated entities, real estate dispositions, income taxes and noncontrolling interests		(45,383)		(173,407)
Net loss		(47,447)		(173,407)
Net loss attributable to common stockholders		(47,447)		(173,407)

Statement of Income Information

	For the Year Ended December 31, 2021	
	Guarantor	**Issuer**
Equity earnings in affiliates	$ 133,143	$ —
Total revenues	137,348	158,255
Income (loss) before unconsolidated entities, real estate dispositions, income taxes and noncontrolling interests	49,694	(215,773)
Net income (loss)	49,008	(215,777)
Net income (loss) attributable to common stockholders	49,008	(215,777)

	For the Year Ended December 31, 2020	
	Guarantor	**Issuer**
Equity earnings in affiliates	$ 469,311	$ —
Total revenues	474,392	143,259
Income before unconsolidated entities, real estate dispositions, income taxes and noncontrolling interests	440,210	215,406
Net income (loss)	439,149	(202,845)
Net income (loss) attributable to common stockholders	439,149	(202,845)

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information set forth in Part II, Item 7 of this Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset/Liability Management" is incorporated by reference into this Item 7A.

ITEM 8. *Financial Statements and Supplementary Data*

Ventas, Inc.

Index to Consolidated Financial Statements and Financial Statement Schedules

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934, as amended. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ventas, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ventas, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedules III and IV (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 10, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of real estate investments in the senior housing operating portfolio

As discussed in Notes 1, 2, and 5 to the consolidated financial statements, the Company periodically evaluates its long-lived assets, primarily consisting of investments in real estate, for impairment indicators. If indicators of impairment are present, the Company evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, the Company considers market conditions and current intentions with respect to holding or disposing of the asset and adjusts the net book value of real estate properties to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. During the year, impairment indicators arose for certain real estate properties and as a result, recoverability assessments were performed.

We identified the evaluation of real estate investments within the senior housing operating portfolio for impairment as a critical audit matter. Subjective auditor judgment was required in evaluating the Company's determination of the future undiscounted cash flows. In particular, the undiscounted cash flows were sensitive to significant assumptions, including capitalization rates, projected operating cash flows, and stabilization period. Additionally, subjective auditor judgment and specialized skills and knowledge were needed to evaluate market data used by the Company.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment process. This included controls related to the Company's impairment process and the significant assumptions described above. To test certain of the Company's undiscounted cash flow estimates, we evaluated the Company's forecasts of projected operating cash flows by comparing actual results to the Company's forecasts adjusted for current market trends. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's significant assumptions by comparing the significant assumptions to publicly available market data.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 10, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ventas, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ventas, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedules III and IV (collectively, the consolidated financial statements), and our report dated February 10, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chicago, Illinois
February 10, 2023

VENTAS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	As of December 31,	
	2022	**2021**
Assets		
Real estate investments:		
Land and improvements	$ 2,437,905	$ 2,432,065
Buildings and improvements	26,020,048	25,778,490
Construction in progress	310,456	269,315
Acquired lease intangibles	1,346,190	1,369,747
Operating lease assets	310,307	317,858
	30,424,906	30,167,475
Accumulated depreciation and amortization	(9,264,456)	(8,350,637)
Net real estate property	21,160,450	21,816,838
Secured loans receivable and investments, net	537,075	530,126
Investments in unconsolidated real estate entities	579,949	523,465
Net real estate investments	22,277,474	22,870,429
Cash and cash equivalents	122,564	149,725
Escrow deposits and restricted cash	48,181	46,872
Goodwill	1,044,415	1,046,140
Assets held for sale	44,893	28,399
Deferred income tax assets, net	10,490	11,152
Other assets	609,823	565,069
Total assets	$ 24,157,840	$ 24,717,786
Liabilities and equity		
Liabilities:		
Senior notes payable and other debt	$ 12,296,780	$ 12,027,544
Accrued interest	110,542	106,602
Operating lease liabilities	190,440	197,234
Accounts payable and other liabilities	1,031,689	1,090,254
Liabilities related to assets held for sale	6,492	10,850
Deferred income tax liabilities	35,570	59,259
Total liabilities	13,671,513	13,491,743
Redeemable OP unitholder and noncontrolling interests	264,650	280,283
Commitments and contingencies		
Equity:		
Ventas stockholders' equity:		
Preferred stock, $1.00 par value; 10,000 shares authorized, unissued	—	—
Common stock, $0.25 par value; 600,000 shares authorized, 399,707 and 399,420 shares issued at December 31, 2022 and 2021, respectively	99,912	99,838
Capital in excess of par value	15,539,777	15,498,956
Accumulated other comprehensive loss	(36,800)	(64,520)
Retained earnings (deficit)	(5,449,385)	(4,679,889)
Treasury stock, 10 and 0 shares issued at December 31, 2022 and 2021, respectively	(536)	—
Total Ventas stockholders' equity	10,152,968	10,854,385
Noncontrolling interests	68,709	91,375
Total equity	10,221,677	10,945,760
Total liabilities and equity	$ 24,157,840	$ 24,717,786

See accompanying notes.

VENTAS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Revenues			
Rental income:			
Triple-net leased	$ 598,154	$ 653,823	$ 695,265
Office	801,159	794,297	799,627
	1,399,313	1,448,120	1,494,892
Resident fees and services	2,651,886	2,270,001	2,197,160
Third party capital management revenues	26,199	20,096	15,191
Income from loans and investments	48,160	74,981	80,505
Interest and other income	3,635	14,809	7,609
Total revenues	4,129,193	3,828,007	3,795,357
Expenses			
Interest	467,557	440,089	469,541
Depreciation and amortization	1,197,798	1,197,403	1,109,763
Property-level operating expenses:			
Senior living	2,004,420	1,811,728	1,658,671
Office	257,003	257,001	256,612
Triple-net leased	15,301	15,335	22,160
	2,276,724	2,084,064	1,937,443
Third party capital management expenses	6,194	4,433	2,315
General, administrative and professional fees	144,874	129,758	130,158
Loss on extinguishment of debt, net	581	59,299	10,791
Transaction expenses and deal costs	51,577	47,318	29,812
Allowance on loans receivable and investments	19,757	(9,082)	24,238
Other	58,268	37,110	707
Total expenses	4,223,330	3,990,392	3,714,768
(Loss) income before unconsolidated entities, real estate dispositions, income taxes and noncontrolling interests	(94,137)	(162,385)	80,589
Income from unconsolidated entities	28,500	4,983	1,844
Gain on real estate dispositions	7,780	218,788	262,218
Income tax benefit (expense)	16,926	(4,827)	96,534
(Loss) income from continuing operations	(40,931)	56,559	441,185
Net (loss) income	(40,931)	56,559	441,185
Net income attributable to noncontrolling interests	6,516	7,551	2,036
Net (loss) income attributable to common stockholders	$ (47,447)	$ 49,008	$ 439,149
Earnings per common share			
Basic:			
(Loss) income from continuing operations	$ (0.10)	$ 0.15	$ 1.18
Net (loss) income attributable to common stockholders	(0.12)	0.13	1.18
Diluted:[1]			
(Loss) income from continuing operations	$ (0.10)	$ 0.15	$ 1.17
Net (loss) income attributable to common stockholders	(0.12)	0.13	1.17

[1] Potential common shares are not included in the computation of diluted earnings per share when a loss from continuing operations exists as the effect would be an antidilutive per share amount.

See accompanying notes.

VENTAS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Net (loss) income	$ (40,931)	$ 56,559	$ 441,185
Other comprehensive income (loss):			
Foreign currency translation (loss) gain	(11,837)	(3,357)	3,254
Unrealized loss on available for sale securities	(1,838)	(23,875)	(3,549)
Unrealized gain (loss) on derivative instruments	39,377	19,934	(17,918)
Total other comprehensive income (loss)	25,702	(7,298)	(18,213)
Comprehensive (loss) income	(15,229)	49,261	422,972
Comprehensive income attributable to noncontrolling interests	4,497	10,418	3,613
Comprehensive (loss) income attributable to common stockholders	$ (19,726)	$ 38,843	$ 419,359

See accompanying notes.

VENTAS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2022, 2021 and 2020
(In thousands, except per share amounts)

	Common Stock Par Value	Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Treasury Stock	Total Ventas Stockholders' Equity	Non-controlling Interests	Total Equity
Balance at January 1, 2020	$ 93,185	$ 14,056,453	$ (34,564)	$ (3,669,050)	$ (132)	$ 10,445,892	$ 99,560	$ 10,545,452
Net income	—	—	—	439,149	—	439,149	2,036	441,185
Other comprehensive (loss) income	—	—	(19,790)	—	—	(19,790)	1,577	(18,213)
Net change in noncontrolling interests	—	8,227	—	—	—	8,227	(5,149)	3,078
Dividends to common stockholders —$2.1425 per share	—	—	—	(800,475)	—	(800,475)	—	(800,475)
Issuance of common stock	371	65,640	—	—	—	66,011	—	66,011
Issuance of common stock for stock plans, restricted stock grants and other	79	22,568	—	—	132	22,779	—	22,779
Adjust redeemable OP unitholder interests to current fair value	—	18,638	—	—	—	18,638	—	18,638
Redemption of OP Units	—	(264)	—	—	—	(264)	—	(264)
Balance at December 31, 2020	93,635	14,171,262	(54,354)	(4,030,376)	—	10,180,167	98,024	10,278,191
Net income	—	—	—	49,008	—	49,008	7,551	56,559
Other comprehensive (loss) income	—	—	(10,166)	—	—	(10,166)	2,868	(7,298)
Acquisition-related activity	3,332	747,916	—	—	—	751,248	—	751,248
Net change in noncontrolling interests	—	(58,925)	—	—	—	(58,925)	(17,068)	(75,993)
Dividends to common stockholders —$1.80 per share	—	—	—	(698,521)	—	(698,521)	—	(698,521)
Issuance of common stock for stock plans, restricted stock grants and other	2,871	649,941	—	—	(76)	652,736	—	652,736
Adjust redeemable OP unitholder interests to current fair value	—	(11,178)	—	—	—	(11,178)	—	(11,178)
Redemption of OP Units	—	(60)	—	—	76	16	—	16
Balance at December 31, 2021	99,838	15,498,956	(64,520)	(4,679,889)	—	10,854,385	91,375	10,945,760
Net loss	—	—	—	(47,447)	—	(47,447)	6,516	(40,931)
Other comprehensive (loss) income	—	—	27,720	—	—	27,720	(2,018)	25,702
Net change in noncontrolling interests	—	(9,235)	—	—	—	(9,235)	(27,164)	(36,399)
Dividends to common stockholders —$1.80 per share	—	—	—	(722,049)	—	(722,049)	—	(722,049)
Issuance of common stock for stock plans, restricted stock grants and other	74	38,370	—	—	(536)	37,908	—	37,908
Adjust redeemable OP unitholder interests to current fair value	—	11,480	—	—	—	11,480	—	11,480
Redemption of OP Units	—	206	—	—	—	206	—	206
Balance at December 31, 2022	$ 99,912	$ 15,539,777	$ (36,800)	$ (5,449,385)	$ (536)	$ 10,152,968	$ 68,709	$ 10,221,677

See accompanying notes.

VENTAS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net (loss) income	$ (40,931)	$ 56,559	$ 441,185
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,197,798	1,197,403	1,109,763
Amortization of deferred revenue and lease intangibles, net	(63,543)	(88,795)	(40,856)
Other non-cash amortization	12,957	17,709	20,719
Allowance on loans receivable and investments	19,757	(9,082)	24,238
Stock-based compensation	30,715	31,966	21,487
Straight-lining of rental income	(11,094)	(14,468)	103,082
Loss on extinguishment of debt, net	581	59,299	10,791
Gain on real estate dispositions	(7,780)	(218,788)	(262,218)
Gain on real estate loan investments	—	(1,448)	(167)
Income tax benefit	(21,348)	(1,224)	(101,985)
Income and other from unconsolidated entities	(28,500)	(4,973)	(1,832)
Distributions from unconsolidated entities	19,847	19,326	4,920
Other	52,489	26,404	(779)
Changes in operating assets and liabilities:			
Increase in other assets	(52,897)	(54,571)	(68,233)
Increase (decrease) in accrued interest	4,915	(5,922)	276
Increase in accounts payable and other liabilities	7,197	16,721	189,785
Net cash provided by operating activities	1,120,163	1,026,116	1,450,176
Cash flows from investing activities:			
Net investment in real estate property	(446,628)	(1,369,052)	(78,648)
Investment in loans receivable	(30,700)	(489)	(115,163)
Proceeds from real estate disposals	112,926	840,438	1,044,357
Proceeds from loans receivable	890	348,091	119,011
Development project expenditures	(231,939)	(247,694)	(380,413)
Capital expenditures	(222,130)	(185,275)	(148,234)
Distributions from unconsolidated entities	28,311	17,847	—
Investment in unconsolidated entities	(83,652)	(129,291)	(286,822)
Insurance proceeds for property damage claims	13,704	1,285	207
Net cash (used in) provided by investing activities	(859,218)	(724,140)	154,295
Cash flows from financing activities:			
Net change in borrowings under revolving credit facilities	(27,179)	(125,399)	(88,868)
Net change in borrowings under commercial paper program	122,414	279,929	(565,524)
Proceeds from debt	957,781	1,534,298	733,298
Repayments of debt	(575,391)	(2,109,617)	(479,539)
Purchase of noncontrolling interests	(170)	(24,224)	(8,239)
Payment of deferred financing costs	(8,824)	(27,166)	(8,379)
Issuance of common stock, net	—	617,438	55,362
Cash distribution to common stockholders	(720,319)	(686,888)	(928,809)
Cash distribution to redeemable OP unitholders	(6,292)	(6,761)	(7,283)
Cash issued for redemption of OP Units	(1,487)	(96)	(575)
Contributions from noncontrolling interests	5,371	1,731	1,314
Distributions to noncontrolling interests	(32,325)	(13,577)	(12,946)
Proceeds from stock option exercises	8,691	8,169	15,103
Other	(6,198)	(6,303)	(4,936)
Net cash used in financing activities	(283,928)	(558,466)	(1,300,021)
Net (decrease) increase in cash, cash equivalents and restricted cash	(22,983)	(256,490)	304,450
Effect of foreign currency translation	(2,869)	1,447	1,088
Cash, cash equivalents and restricted cash at beginning of year	196,597	451,640	146,102
Cash, cash equivalents and restricted cash at end of year	$ 170,745	$ 196,597	$ 451,640

VENTAS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Supplemental disclosure of cash flow information:			
Interest paid including payments and receipts for derivative instruments	$ 467,556	$ 402,025	$ 429,636
Supplemental schedule of non-cash activities:			
Assets acquired and liabilities assumed from acquisitions and other:			
Real estate investments	$ 16,540	$ 1,319,988	$ 170,484
Other assets	875	16,913	1,224
Debt	—	482,482	55,368
Other liabilities	7,747	102,256	2,707
Deferred income tax liability	960	446	337
Noncontrolling interests	3,351	468	20,259
Equity issued	—	751,248	—
Equity issued for redemption of OP Units	—	76	—
Investment in unconsolidated entities	8,100	—	—

See accompanying notes.

NOTE 1 – DESCRIPTION OF BUSINESS

Ventas, Inc. (together with its consolidated subsidiaries, unless otherwise indicated or except where the context otherwise requires, "we," "us," "our," "Company" and other similar terms), an S&P 500 company, is a real estate investment trust ("REIT") operating at the intersection of healthcare and real estate. We hold a highly diversified portfolio of senior housing communities, medical office buildings ("MOBs"), life science, research and innovation centers, hospitals and other healthcare facilities, which we generally refer to collectively as "healthcare real estate," located throughout the United States, Canada, and the United Kingdom. As of December 31, 2022, we owned or had investments in approximately 1,300 properties (including properties classified as held for sale). Our company was originally founded in 1983 and is headquartered in Chicago, Illinois with additional corporate offices in Louisville, Kentucky and New York, New York.

We primarily invest in a diversified portfolio of healthcare real estate assets through wholly owned subsidiaries and other co-investment entities. We operate through three reportable business segments: triple-net leased properties, senior housing operating portfolio, which we also refer to as "SHOP" and which was formerly known as senior living operations, and office operations. See "Note 2 – Accounting Policies" and "Note 18 – Segment Information." Our senior housing communities are either subject to triple-net leases, in which case they are included in our triple-net leased properties reportable business segment or operated by independent third-party managers, in which case they are included in our SHOP reportable business segment.

As of December 31, 2022, we leased a total of 326 properties (excluding properties within our office operations reportable business segment) to various healthcare operating companies under triple-net or absolute-net leases that obligate the tenants to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our three largest tenants, Brookdale Senior Living Inc. (together with its subsidiaries, "Brookdale Senior Living"), Ardent Health Partners, LLC (together with its subsidiaries, "Ardent") and Kindred Healthcare, LLC (together with its subsidiaries, "Kindred") leased from us 121 properties, 30 properties and 29 properties, respectively, as of December 31, 2022.

As of December 31, 2022, pursuant to long-term management agreements, we engaged independent operators, such as Atria Senior Living, Inc. (together with its subsidiaries, including Holiday Retirement ("Holiday"), "Atria") and Sunrise Senior Living, LLC (together with its subsidiaries, "Sunrise"), to manage 553 senior housing communities.

As of December 31, 2022, we owned a total of 376 properties in our office operations reportable business segment. These properties generally consist of MOBs that are predominantly located on or contiguous to a health system campus and life science, research and innovation properties that are affiliated with and often located on or contiguous to a university or academic medical campus. Through our Lillibridge Healthcare Services, Inc. subsidiary and our ownership interest in PMB Real Estate Services LLC, we also provide MOB management, leasing, marketing, facility development and advisory services to highly rated hospitals and health systems throughout the United States.

In addition, from time to time, we make secured and unsecured loans and other investments relating to healthcare real estate or operators.

We have a third-party institutional capital management business, Ventas Investment Management ("VIM"), which includes our open-ended investment vehicle, the Ventas Life Science & Healthcare Real Estate Fund (the "Ventas Fund"). Through VIM, we partner with third-party institutional investors to invest in healthcare real estate through various joint ventures and other co-investment vehicles where we are the sponsor or general partner.

Starting in 2020, our business was significantly impacted by both the COVID-19 pandemic itself, including actions taken to prevent the spread of the virus and its variants, and its extended consequences. The trajectory and future impact of the COVID-19 pandemic remains highly uncertain. The extent of the pandemic's continuing and ultimate effect on our operational and financial performance will depend on a variety of factors, including the impact of new variants of the virus and the effectiveness of available vaccines against those variants; ongoing clinical experience, which may differ considerably across regions and fluctuate over time; and on other future developments, including the ultimate duration, spread and intensity of the outbreaks, the availability of testing, the extent to which governments impose, roll-back or re-impose preventative restrictions and the availability of ongoing government financial support to our business, tenants and operators. Due to these uncertainties, we are not able at this time to estimate the ultimate impact of the COVID-19 pandemic on our business, results of operations, financial condition and cash flows.

NOTE 2 – ACCOUNTING POLICIES

Principles of Consolidation

The accompanying Consolidated Financial Statements include our accounts and the accounts of our wholly owned subsidiaries and the joint venture entities over which we exercise control. All intercompany transactions and balances have been eliminated in consolidation, and our net earnings are reduced by the portion of net earnings attributable to noncontrolling interests.

U.S. generally accepted accounting principles ("GAAP") require us to identify entities for which control is achieved through means other than voting rights and to determine which business enterprise is the primary beneficiary of variable interest entities ("VIEs"). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity's activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; and (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We consolidate our investment in a VIE when we determine that we are its primary beneficiary. We may change our original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affects the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary.

We identify the primary beneficiary of a VIE as the enterprise that has both: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the entity. We perform this analysis on an ongoing basis.

As it relates to investments in joint ventures, GAAP may preclude consolidation by the sole general partner in certain circumstances based on the type of rights held by the limited partner or partners. We assess limited partners' rights and their impact on our consolidation conclusions, and we reassess if there is a change to the terms or in the exercisability of the rights of the limited partners, the sole general partner increases or decreases its ownership of limited partnership ("LP") interests or there is an increase or decrease in the number of outstanding LP interests. We also apply this guidance to managing member interests in limited liability companies ("LLCs").

We consolidate several VIEs that share the following common characteristics:

- the VIE is in the legal form of an LP or LLC;
- the VIE was designed to own and manage its underlying real estate investments;
- we are the general partner or managing member of the VIE;
- we own a majority of the voting interests in the VIE;
- a minority of voting interests in the VIE are owned by external third parties, unrelated to us;
- the minority owners do not have substantive kick-out or participating rights in the VIE; and
- we are the primary beneficiary of the VIE.

We have separately identified certain special purpose entities that were established to allow investments in life science, research and innovation projects by tax credit investors ("TCIs"). We have determined that these special purpose entities are VIEs, we are a holder of variable interests and we are the primary beneficiary of the VIEs, and therefore, we consolidate these special purpose entities. Our primary beneficiary determination is based upon several factors, including but not limited to the rights we have in directing the activities which most significantly impact the VIEs' economic performance as well as certain guarantees which protect the TCIs from losses should a tax credit recapture event occur.

In general, the assets of consolidated VIEs are available only for the settlement of the obligations of the respective entities. Unless otherwise required by the LP or LLC agreement, any mortgage loans of the consolidated VIEs are non-recourse to us. The table below summarizes the total assets and liabilities of our consolidated VIEs as reported on our Consolidated Balance Sheets (dollars in thousands):

	December 31, 2022		December 31, 2021	
	Total Assets	**Total Liabilities**	**Total Assets**	**Total Liabilities**
NHP/PMB L.P.	$ 741,890	$ 252,518	$ 749,834	$ 251,352
Other identified VIEs	3,657,023	1,504,113	3,805,567	1,552,237
Tax credit VIEs	128,240	16,767	458,953	103,992

Investments in Unconsolidated Entities

We report investments in unconsolidated entities over whose operating and financial policies we have the ability to exercise significant influence under the equity method of accounting. We adjust our investment in unconsolidated entities for additional contributions made, distributions received as well as our share of the investee's earnings or losses, which is included in income from unconsolidated entities in our Consolidated Statements of Income.

We base the initial carrying value of investments in unconsolidated entities on the fair value of the assets at the time we acquired the joint venture interest. We estimate fair values for our equity method investments based on discounted cash flow models that include all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums or discounts. The capitalization rates, discount rates and credit spreads we use in these models are based upon assumptions that we believe to be within a reasonable range of current market rates for the respective investments.

We generally amortize any difference between our cost basis and the basis reflected at the joint venture level, if any, over the lives of the related assets and liabilities and include that amortization in our share of income or loss from unconsolidated entities. For earnings of equity method investments with pro rata distribution allocations, net income or loss is allocated between the partners in the joint venture based on their respective stated ownership percentages. In other instances, net income or loss may be allocated between the partners in the joint venture based on the hypothetical liquidation at book value method (the "HLBV method"). Under the HLBV method, net income or loss is allocated between the partners based on the difference between each partner's claim on the net assets of the joint venture at the end and beginning of the period, after taking into account contributions and distributions. Each partner's share of the net assets of the joint venture is calculated as the amount that the partner would receive if the joint venture were to liquidate all of its assets at net book value and distribute the resulting cash to creditors and partners in accordance with their respective priorities. Under the HLBV method, in any given period, we could record more or less income than the joint venture has generated, than actual cash distributions we receive or than the amount we may receive in the event of an actual liquidation.

Redeemable OP Unitholder and Noncontrolling Interests

We own a majority interest in NHP/PMB L.P. ("NHP/PMB"), a limited partnership formed in 2008 to acquire properties from entities affiliated with Pacific Medical Buildings LLC ("PMB"). Given our wholly owned subsidiary is the general partner and the primary beneficiary of NHP/PMB, we consolidate NHP/PMB as a VIE. As of December 31, 2022, third-party investors owned 3.9 million Class A limited partnership units in NHP/PMB ("OP Units"), which represented 34% of the total units then outstanding, and we owned 7.6 million Class B limited partnership units in NHP/PMB, representing the remaining 66%. The OP Units may be redeemed at any time at the election of the holder for cash or, at our option, 0.9051 shares of our common stock per OP Unit, subject to adjustment in certain circumstances. We are party by assumption to a registration rights agreement with the holders of the OP Units that requires us, subject to the terms and conditions and certain exceptions set forth therein, to file and maintain a registration statement relating to the issuance of shares of our common stock upon redemption of OP Units.

The OP Units are classified outside of permanent equity on our Consolidated Balance Sheets because they may be redeemed by third parties under circumstances that are outside of our control. We reflect the OP Units at the greater of cost or redemption value. As of December 31, 2022 and 2021, the fair value of the OP Units was $162.7 million and $182.1 million, respectively. We recognize changes in fair value through capital in excess of par value, net of cash distributions paid and purchases by us of any OP Units. Our diluted earnings per share includes the effect of any potential shares outstanding from redemption of the OP Units.

Certain noncontrolling interests of other consolidated joint ventures were also classified as redeemable at December 31, 2022 and 2021. We record the carrying amount of these noncontrolling interests at the greater of their initial carrying amount (increased or decreased for the noncontrolling interests' share of net income or loss and distributions) or the redemption value, which is primarily based on the fair value of the underlying real estate asset. Our joint venture partners have certain redemption rights with respect to their noncontrolling interests in these joint ventures that are outside of our control, and the redeemable noncontrolling interests are classified outside of permanent equity on our Consolidated Balance Sheets. We recognize changes in the carrying value of redeemable noncontrolling interests through capital in excess of par value on our Consolidated Balance Sheets.

Noncontrolling Interests

Excluding the redeemable noncontrolling interests described above, we present the portion of any equity that we do not own in entities that we control (and thus consolidate) as noncontrolling interests and classify those interests as a component of consolidated equity, separate from total Ventas stockholders' equity, on our Consolidated Balance Sheets. For consolidated joint ventures with pro rata distribution allocations, net income or loss, and comprehensive income, is allocated between the joint venture partners based on their respective stated ownership percentages. In other cases, net income or loss is allocated between the joint venture partners based on the HLBV method. We account for purchases or sales of equity interests that do not result in a change of control as equity transactions, through capital in excess of par value. We include net income attributable to the noncontrolling interests in net income in our Consolidated Statements of Income and we include the noncontrolling interests' share of comprehensive income in our Consolidated Statements of Comprehensive Income.

Accounting for Historic and New Markets Tax Credits

For certain of our life science, research and innovation centers, we are party to contractual arrangements with TCIs that were established to enable the TCIs to receive benefits of historic tax credits ("HTCs"), new markets tax credits ("NMTCs") or both. As of December 31, 2022, we owned three properties that had syndicated HTCs or NMTCs, or both, to TCIs.

In general, TCIs invest cash into special purpose entities that invest in entities that own the subject property and generate the tax credits. The TCIs receive substantially all of the tax credits and hold only a nominal interest in the economic risk and benefits of the special purpose entities.

HTCs are delivered to the TCIs upon substantial completion of the project. NMTCs are allowed for up to 39% of a qualified investment and are delivered to the TCIs after the investment has been funded and spent on a qualified business. HTCs are subject to recapture within five years of substantial completion. The amount of the recapture is equal to 100% of the HTCs during the first year after the completion of the historic rehabilitation and is reduced by 20% each year during the subsequent five year period. NMTCs are subject to recapture until the end of the seventh year following the qualifying investment. We have provided the TCIs with certain guarantees which protect the TCIs from losses should a tax credit recapture event occur. The contractual arrangements with the TCIs include a put/call provision whereby we may be obligated or entitled to repurchase the interest of the TCIs in the special purpose entities at the end of the tax credit recapture period. We anticipate that either the TCIs will exercise their put rights or we will exercise our call rights prior to the applicable tax credit recapture periods.

The portion of the TCI's investment that is attributed to the put is recorded at fair value at inception in accounts payable and other liabilities on our Consolidated Balance Sheets, and is accreted to the expected put price as interest expense in our Consolidated Statements of Income over the recapture period. The remaining balance of the TCI's investment is initially recorded in accounts payable and other liabilities on our Consolidated Balance Sheets and will be relieved upon delivery of the tax credit to the TCI, as a reduction in the carrying value of the subject property, net of allocated expenses. Direct and incremental costs incurred in structuring the transaction are deferred and will be recognized as an increase in the cost basis of the subject property upon the recognition of the related tax credit as discussed above.

Accounting Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions regarding future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Real Estate Acquisitions

When we acquire real estate, we first make reasonable judgments about whether the transaction involves an asset or a business. Our real estate acquisitions are generally accounted for as asset acquisitions as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Regardless of whether an acquisition is considered a business combination or an asset acquisition, we record the cost of the businesses or assets acquired as tangible and intangible assets and liabilities based upon their estimated fair values as of the acquisition date.

We estimate the fair value of buildings acquired on an as-if-vacant basis or replacement cost basis and depreciate the building value over the estimated remaining life of the building, generally not to exceed 35 years. We determine the fair value of other fixed assets, such as site improvements, and furniture, fixtures and equipment, based upon the replacement cost and depreciate such value over the assets' estimated remaining useful lives as determined at the applicable acquisition date. We determine the value of land either by considering the sales prices of similar properties in recent transactions or based on internal analyses of recently acquired and existing comparable properties within our portfolio. We generally determine the value of construction in progress based upon the replacement cost. However, for certain acquired properties that are part of a ground-up development, we determine fair value by using the same valuation approach as for all other properties and deducting the estimated cost to complete the development. During the remaining construction period, we capitalize project costs until the development has reached substantial completion. Construction in progress, including capitalized interest, is not depreciated until the development has reached substantial completion.

Intangibles primarily include the value of in-place leases and acquired lease contracts. We include all lease-related intangible assets and liabilities within acquired lease intangibles and accounts payable and other liabilities, respectively, on our Consolidated Balance Sheets.

The fair value of acquired lease-related intangibles, if any, reflects: (i) the estimated value of any above or below market leases, determined by discounting the difference between the estimated market rent and in-place lease rent; and (ii) the estimated value of in-place leases related to the cost to obtain tenants, including leasing commissions, and an estimated value of the absorption period to reflect the value of the rent and recovery costs foregone during a reasonable lease-up period as if the acquired space was vacant. We amortize any acquired lease-related intangibles to revenue or amortization expense over the remaining life of the associated lease plus any assumed bargain renewal periods. If a lease is terminated prior to its stated expiration or not renewed upon expiration, we recognize all unamortized amounts of lease-related intangibles associated with that lease in operations over the shortened lease term.

We estimate the fair value of purchase option intangible assets and liabilities, if any, by discounting the difference between the applicable property's acquisition date fair value and an estimate of its future option price. We do not amortize the resulting intangible asset or liability over the term of the lease, but rather adjust the recognized value of the asset or liability upon sale.

In connection with an acquisition, we may assume rights and obligations under certain lease agreements pursuant to which we become the lessee of a given property. We generally assume the lease classification previously determined by the prior lessee absent a modification in the assumed lease agreement. We assess assumed operating leases, including ground leases, to determine whether the lease terms are favorable or unfavorable to us given current market conditions on the acquisition date. To the extent the lease terms are favorable or unfavorable to us relative to market conditions on the acquisition date, we recognize an intangible asset or liability at fair value and amortize that asset or liability to interest or rental expense in our Consolidated Statements of Income over the applicable lease term. Where we are the lessee, we record the acquisition date values of leases, including any above or below market value, within operating lease assets and operating lease liabilities on our Consolidated Balance Sheets.

We estimate the fair value of noncontrolling interests assumed consistent with the manner in which we value all of the underlying assets and liabilities.

We calculate the fair value of long-term assumed debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.

Impairment of Long-Lived and Intangible Assets

We periodically evaluate our long-lived assets, primarily consisting of investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to holding or disposing of the asset. We adjust the net book value of properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. We recognize an impairment loss at the time we make any such determination.

If impairment indicators arise with respect to intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset's carrying value. We recognize any shortfall from carrying value as an impairment loss in the current period.

We evaluate our investments in unconsolidated entities for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying value of our investment may exceed its fair value. If we determine that a decline in the fair value of our investment in an unconsolidated entity is other-than-temporary, and if such reduced fair value is below the carrying value, we record an impairment.

We test goodwill for impairment at least annually, and more frequently if indicators of impairment arise. We first assess qualitative factors, such as current macroeconomic conditions, state of the equity and capital markets and our overall financial and operating performance, to determine the likelihood that the fair value of a reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we proceed with estimating the fair value of the reporting unit. A goodwill impairment, if any, will be recognized in the period it is determined and is measured as the amount by which a reporting unit's carrying value exceeds its fair value.

Estimates of fair value used in our evaluation of goodwill (if necessary based on our qualitative assessment), investments in real estate, investments in unconsolidated entities and intangible assets are based upon discounted future cash flow projections or other acceptable valuation techniques that are based, in turn, upon all available evidence including level three inputs, such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data such as replacement cost or comparable sales. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Assets Held for Sale and Discontinued Operations

We sell properties from time to time for various reasons, including favorable market conditions or the exercise of purchase options by tenants. We classify certain long-lived assets as held for sale once the criteria, as defined by GAAP, have been met. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell and are no longer depreciated.

If at any time we determine that the criteria for classifying assets as held for sale are no longer met, we reclassify assets within net real estate investments on our Consolidated Balance Sheets for all periods presented. The carrying amount of these assets is adjusted (in the period in which a change in classification is determined) to reflect any depreciation expense that would have been recognized had the asset been continuously classified as net real estate investments.

We report discontinued operations when the following criteria are met: (1) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity's operations and financial results; or (2) an acquired business is classified as held for sale on the acquisition date. The results of operations for assets meeting the definition of discontinued operations are reflected in our Consolidated Statements of Income as discontinued operations for all periods presented. We allocate estimated interest expense to discontinued operations based on property values and our weighted average interest rate or the property's actual mortgage interest.

Loans Receivable

We record loans receivable, other than those acquired in connection with a business combination, on our Consolidated Balance Sheets (either in secured loans receivable and investments, net or other assets, in the case of non-mortgage loans receivable) at the unpaid principal balance, net of any deferred origination fees, purchase discounts or premiums and valuation allowances. We amortize net deferred origination fees, which are comprised of loan fees collected from the borrower net of certain direct costs, and purchase discounts or premiums over the contractual life of the loan using the effective interest method and immediately recognize in income any unamortized balances if the loan is repaid before its contractual maturity.

Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost, which approximates fair value.

Escrow Deposits and Restricted Cash

Escrow deposits consist of amounts held by us or our lenders to provide for future real estate tax, insurance expenditures and tenant improvements related to our properties and operations. Restricted cash generally represents amounts paid to us for security deposits and other similar purposes.

Deferred Financing Costs

We amortize deferred financing costs, which are reported as a reduction to senior notes payable and other debt on our Consolidated Balance Sheets, as a component of interest expense over the terms of the related borrowings using a method that approximates a level yield. Amortized costs of approximately $18.2 million, $19.7 million and $23.0 million were included in interest expense for the years ended December 31, 2022, 2021 and 2020, respectively.

Available for Sale Securities

We classify available for sale securities as a component of other assets on our Consolidated Balance Sheets (other than our interests in government-sponsored pooled loan investments, which are classified as secured loans receivable and investments, net on our Consolidated Balance Sheets). We record these securities at fair value and include unrealized gains and losses recorded in stockholders' equity as a component of accumulated other comprehensive income on our Consolidated Balance Sheets. If we determine that a credit loss exists with respect to individual investments, we will recognize an allowance against the amortized cost basis of the investment with a corresponding charge to net income (in allowance on loans receivable and investments) in our Consolidated Statements of Income. We report interest income, including discount or premium amortization, on available for sale securities and gains or losses on securities sold, which are based on the specific identification method, in income from loans and investments in our Consolidated Statements of Income.

Derivative Instruments

We recognize all derivative instruments in other assets or accounts payable and other liabilities on our Consolidated Balance Sheets at fair value as of the reporting date. We recognize changes in the fair value of derivative instruments in other expense in our Consolidated Statements of Income or accumulated other comprehensive income on our Consolidated Balance Sheets, depending on the intended use of the derivative and our designation of the instrument.

We do not use our derivative financial instruments, including interest rate caps, interest rate swaps and foreign currency forward contracts, for trading or speculative purposes. Our foreign currency forward contracts and certain of our interest rate swaps (including the interest rate swap contracts of consolidated and unconsolidated joint ventures) are designated as effectively hedging the variability of expected cash flows related to their underlying securities and, therefore, also are recorded on our Consolidated Balance Sheets at fair value, with changes in the fair value of these instruments recognized in accumulated other comprehensive income on our Consolidated Balance Sheets. We recognize any noncontrolling interests' proportionate share of the changes in fair value of swap contracts of our consolidated joint ventures in noncontrolling interests on our Consolidated Balance Sheets. We recognize our proportionate share of the change in fair value of swap contracts of our unconsolidated joint ventures in accumulated other comprehensive income on our Consolidated Balance Sheets. Certain of our other interest rate swaps and rate caps were not designated as having a hedging relationship with the underlying securities and therefore do not meet the criteria for hedge accounting under GAAP. Accordingly, these derivative instruments are recorded on our Consolidated Balance Sheets at fair value, and changes in the fair value of these instruments are recognized in current earnings (in other expense) in our Consolidated Statements of Income.

Fair Values of Financial Instruments

Fair value is a market-based measurement, not an entity-specific measurement, and we determine fair value based on the assumptions that we expect market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices for identical assets or liabilities in active markets that we have the ability to access. Level two inputs are inputs other than quoted prices included in level one that are directly or indirectly observable for the asset or liability. Level two inputs may include quoted prices for similar assets and liabilities in active markets and other inputs for the asset or liability that are observable at commonly quoted intervals, such as interest rates, foreign exchange rates and yield curves. Level three inputs are unobservable inputs for the asset or liability, which typically are based on our own assumptions, because there is little, if any, related market activity. If the determination of the fair value measurement is based on inputs from different levels of the hierarchy, the level within which the entire fair value measurement falls is the lowest-level input that is significant to the fair value measurement in its entirety. If the volume and level of market activity for an asset or liability has decreased significantly relative to the normal market activity for such asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that a transaction for an asset or liability is not orderly, little, if any, weight is placed on that transaction price as an indicator of fair value. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

We use the following methods and assumptions in estimating the fair value of our financial instruments whose fair value is determined on a recurring basis.

- *Cash and cash equivalents* - The carrying amount of unrestricted cash and cash equivalents reported on our Consolidated Balance Sheets approximates fair value due to the short maturity of these instruments.

- *Escrow deposits and restricted cash* - The carrying amount of escrow deposits and restricted cash reported on our Consolidated Balance Sheets approximates fair value due to the short maturity of these instruments.

- *Loans receivable* - We estimate the fair value of loans receivable using level two and level three inputs, including underlying asset performance and credit quality. We discount future cash flows using current interest rates at which similar loans with the same terms and length to maturity would be made to borrowers with similar credit ratings.

  As of December 31, 2022, we recognized a $20.0 million allowance on our cash-pay mezzanine loan (the "Santerre Mezzanine Loan") to Santerre Health Investors. The Santerre Mezzanine Loan has a current principal balance of $486.1 million, is priced at LIBOR + 6.42% and is freely prepayable in whole or in part subject to satisfaction of certain financial and non-financial terms and conditions. The Santerre Mezzanine Loan generated $40.0 million in loan interest income to Ventas in 2022.

  The allowance for the Santerre Mezzanine Loan was calculated using the "current expected credit loss", or "CECL", model, which considers relevant information about past events, current conditions and reasonable and supportable forecasts to estimate expected losses as of the most recent balance sheet date. In the case of the Mezzanine Loan, the analysis took into account a variety of factors, including market conditions, cap rates for comparable assets, forecasted estimates of net operating income, discount rates, lease coverage levels and the continuing impact of COVID-19 and its extended consequences on the operating performance of certain of the collateral, including occupancy and operating expenses such as labor. The allowance was calculated as of December 31, 2022 and does not take into account changes in the underlying facts that may have occurred after that date. The allowance is based on numerous estimates and assumptions that are inherently uncertain and is subject to adjustment as the underlying facts change. The allowance may not represent the loss, if any, that we ultimately recognize.

- *Available for sale securities* - We estimate the fair value of marketable debt securities using level two inputs. We observe quoted prices for similar assets or liabilities in active markets that we have the ability to access. We estimate the fair value of certain government-sponsored pooled loan investments using level three inputs. We consider credit spreads, underlying asset performance and credit quality, default rates and confirmed settlement amounts at maturity.

- *Derivative instruments* - We estimate the fair value of derivative instruments, including interest rate caps, interest rate swaps, and foreign currency forward contracts, using level two inputs.

  ◦ Interest rate caps - We observe forward yield curves and other relevant information.

  ◦ Interest rate swaps - We observe alternative financing rates derived from market-based financing rates, forward yield curves and discount rates.

  ◦ Foreign currency forward contracts - We estimate the future values of the two currency tranches using forward exchange rates that are based on traded forward points and calculate a present value of the net amount using a discount factor based on observable traded interest rates.

- *Stock warrants* - We estimate the fair value of stock warrants using level two inputs that are obtained from public sources. Inputs include equity spot price, dividend yield, volatility and risk-free rate.

- *Senior notes payable and other debt* - We estimate the fair value of senior notes payable and other debt using level two inputs. We discount the future cash flows using current interest rates at which we could obtain similar borrowings. For mortgage debt, we may estimate fair value using level three inputs, similar to those used in determining fair value of loans receivable (above).

- *Redeemable OP unitholder interests* - We estimate the fair value of our redeemable OP unitholder interests using level one inputs. We base fair value on the closing price of our common stock, as OP Units may be redeemed at the election of the holder for cash or, at our option, shares of our common stock, subject to adjustment in certain circumstances.

Revenue Recognition

Triple-Net Leased Properties and Office Operations

Certain of our triple-net leases and most of our MOB and life science, research and innovation centers' (collectively, "office operations") leases provide for periodic and determinable increases in base rent. We recognize base rental revenues under these leases on a straight-line basis over the applicable lease term when collectability of substantially all rents is probable. Recognizing rental income on a straight-line basis generally results in recognized revenues during the first half of a lease term exceeding the cash amounts contractually due from our tenants, creating a straight-line rent receivable that is included in other assets on our Consolidated Balance Sheets. At December 31, 2022 and 2021, this cumulative excess totaled $187.5 million and $176.9 million, respectively (excluding properties classified as held for sale).

Certain of our leases provide for periodic increases in base rent only if certain revenue parameters or other substantive contingencies are met. We recognize the increased rental revenue under these leases as the related parameters or contingencies are met, rather than on a straight-line basis over the applicable lease term.

We assess the probability of collecting substantially all rents under our leases based on several factors, including, among other things, payment history, the financial strength of the tenant and any guarantors, the historical operations and operating trends of the property, the historical payment pattern of the tenant, the type of property, the value of the underlying collateral, if any, expected future performance of the property and current economic conditions. If our evaluation of these factors indicates it is not probable that we will be able to collect substantially all rents under the lease, we record a charge to rental income. If we change our conclusions regarding the probability of collecting rent payments required by a lease, we may recognize adjustments to rental income in the period we make such change in our conclusions.

SHOP

Our resident agreements are accounted for as leases and we recognize resident fees and services, other than move-in fees, monthly as services are provided. We recognize move-in fees on a straight-line basis over the average resident stay.

Other

We provide various services to our unconsolidated real estate entities in exchange for fees and reimbursements, which are determined in accordance with the terms specific to each arrangement. We recognize these fees as we provide the services.

We may also earn promote revenue within the VIM platform related to the Ventas Fund, a perpetual life investment vehicle focused on investments in research and innovation centers, medical office buildings and senior housing communities in North America. Within the Ventas Fund, promote revenue is generally based on the Ventas Fund's cumulative returns over three-year performance periods. The promote revenue is based on operating performance and real estate valuation of the portfolio, including highly variable inputs such as capitalization rates, market rents, and interest rates. As the asset appreciation is an important driver of the promote and the key inputs in the valuation process can change, we generally recognize promote revenues at or near the end of the performance period. We include these revenues as a component of third party capital management revenues in our Consolidated Statements of Income.

We may also earn promote revenues within the VIM platform related to our other investment vehicles. Within these other investment vehicles, promote revenues are generally earned after our partners have received distributions sufficient to provide a specified rate of return on their invested capital.

We recognize interest income from loans and investments, including discounts and premiums, using the effective interest method when collectability is reasonably assured. We apply the effective interest method on a loan-by-loan basis and recognize discounts and premiums as yield adjustments over the related loan term. We recognize interest income on loans with an allowance on a cash basis.

We evaluate a current estimate of all expected credit losses over the life of a financial instrument, which may result in recognition of credit losses on loans and other financial instruments before an actual event of default. We establish reserves for any estimated credit losses with a corresponding charge to allowance on loans receivable and investments in our Consolidated Statements of Income. Subsequent changes in our estimate of credit losses may result in a corresponding increase or decrease to allowance on loans receivable and investments in our Consolidated Statements of Income.

Accounting for Leased Property

We lease real property, primarily land and corporate office space, and equipment, primarily vehicles at our senior housing communities. At lease inception, we establish an operating lease asset and operating lease liability, calculated as the present value of future minimum lease payments on our Consolidated Balance Sheets. As our leases do not provide an implicit rate, we use a discount rate that approximates our incremental borrowing rate available at lease commencement to determine the present value. Our lease expense primarily consists of ground and corporate office leases. Ground lease expense is included in interest expense and corporate office lease expense is included in general, administrative and professional fees in our Consolidated Statements of Income.

Stock-Based Compensation

We recognize share-based payments to employees and directors, including grants of stock options and restricted stock, included in general, administrative and professional fees in our Consolidated Statements of Income generally on a straight-line basis over the requisite service period based on the grant date fair value of the award.

Gain on Real Estate Dispositions

We recognize a gain on real estate disposition when we transfer control of a property and when it is probable that we will collect substantially all of the related consideration.

Federal Income Tax

We have elected to be treated as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for every year beginning with the year ended December 31, 1999. Accordingly, we generally are not subject to federal income tax on net income that we distribute to our stockholders, provided that we continue to qualify as a REIT. However, with respect to certain of our subsidiaries that have elected to be treated as taxable REIT subsidiaries ("TRS" or "TRS entities"), we record income tax expense or benefit, as those entities are subject to federal income tax similar to regular corporations. Certain foreign subsidiaries are subject to foreign income tax, although they did not elect to be treated as TRSs.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes us to change our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes us to change our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

We recognize the tax benefit from an uncertain tax position claimed or expected to be claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties, if applicable, related to uncertain tax positions as part of income tax benefit or expense in our Consolidated Statements of Income.

Foreign Currency

Certain of our subsidiaries' functional currencies are the local currencies of their respective foreign jurisdictions. We translate the results of operations of our foreign subsidiaries into U.S. dollars using average rates of exchange in effect during the period, and we translate balance sheet accounts using exchange rates in effect at the end of the period. We record the resulting currency translation adjustments in accumulated other comprehensive income, a component of stockholders' equity, on our Consolidated Balance Sheets, and we record foreign currency transaction gains and losses in other expense in our Consolidated Statements of Income. We recognize any noncontrolling interests' proportionate share of currency translation adjustments of our foreign consolidated joint ventures in noncontrolling interests on our Consolidated Balance Sheets.

Segment Reporting

As of December 31, 2022, 2021 and 2020, we operated through three reportable business segments: triple-net leased properties, SHOP and office operations. In our triple-net leased properties segment, we invest in and own senior housing and healthcare properties throughout the United States and the United Kingdom and lease those properties to healthcare operating companies under triple-net or absolute-net leases that obligate the tenants to pay all property-related expenses. In our SHOP segment, we invest in senior housing communities throughout the United States and Canada and engage independent operators, such as Atria and Sunrise, to manage those communities. In our office operations segment, we primarily acquire, own, develop, lease and manage MOBs and life science, research and innovation centers throughout the United States. See "Note 18 – Segment Information."

Government Assistance

Provider Relief Grants. We applied for and received grants under Phase 2, Phase 3 and Phase 4 of the Provider Relief Fund administered by the U.S. Department of Health & Human Services ("HHS") on behalf of the assisted living communities in our senior living operations segment to partially mitigate losses attributable to COVID-19. These grants are intended to reimburse eligible providers for expenses incurred to prevent, prepare for and respond to COVID-19 and lost revenues attributable to COVID-19. We will not be required to repay distributions from the Provider Relief Fund, provided that we attest to and comply with certain terms and conditions, including, not using grants received from the Provider Relief Fund to reimburse expenses or losses that other sources are obligated to reimburse, reporting and record keeping requirements and cooperating with any government audits. See "Government Regulation—CARES Act and Similar Governmental Funding Programs" in Part I, Item 1 of this Annual Report.

Other Government Assistance. We, and our tenants, borrowers, managers and unconsolidated entities also received grants administered by other domestic, foreign, local, regional or national governments on behalf of our senior housing communities primarily to partially mitigate losses attributable to COVID-19.

During 2022, we received $54.2 million and $10.5 million in HHS and other government grants, respectively. During 2021 and 2020, we received $15.4 million and $35.1 million, respectively, in HHS grants. These grants are recognized as a contra expense within property-level operating expenses in our Consolidated Statements of Income in the period in which they were received. Any grants that are ultimately received and retained by us are not expected to fully offset the losses incurred in our SHOP segment that are attributable to COVID-19. Further, although we continue to monitor and evaluate the terms and conditions associated with these government grants, we cannot assure you that we will be in compliance with all requirements related to the payments received, in which case some or all of the grants received may need to be repaid.

COVID-19 Assessment

We have not identified the COVID-19 pandemic, on its own, as a "triggering event" for purposes of evaluating impairment of real estate assets, goodwill and other intangibles, investments in unconsolidated entities and financial instruments. However, as of December 31, 2022, 2021 and 2020, we considered the effect of the pandemic on certain of our assets (described below) and our ability to recover the respective carrying values of these assets. We applied our considerations to existing critical accounting policies that require us to make estimates and assumptions regarding future events that affect the reported amounts of assets and liabilities. We based our estimates on our experience and on assumptions we believe to be reasonable under the circumstances. As a result, we recognized no COVID-19 related charges during 2022 and 2021 but recognized the following charges for the year ended December 31, 2020:

- *Adjustment to rental income:* As of December 31, 2020, we concluded that it is probable we will not collect substantially all rents from certain tenants, primarily within our triple-net leased properties segment. As a result, we recognized adjustments to rental income of $74.6 million for the year ended December 31, 2020. Rental payments from these tenants will be recognized in rental income when received.

- *Impairment of real estate assets:* During 2020, we compared our estimate of undiscounted cash flows, including a hypothetical terminal value, for certain real estate assets to the assets' respective carrying values. During 2020, we recognized $126.5 million of impairments representing the difference between the assets' carrying value and the then-estimated fair value of $239.9 million. The impaired assets, primarily senior housing communities, represent approximately 1% of our consolidated net real estate property as of December 31, 2020. Impairments are recorded within depreciation and amortization in our Consolidated Statements of Income and are primarily related to our SHOP reportable business segment.

- *Loss on financial instruments and impairment of unconsolidated entities:* As of December 31, 2020, we concluded that credit losses exist within certain of our non-mortgage loans receivable and government-sponsored pooled loan investments. As a result, we recognized credit loss charges of $34.7 million for the year ended December 31, 2020 within allowance on loans receivable and investments in our Consolidated Statements of Income. During the fourth quarter of 2020, we received $10.5 million as a principal payment on previously reserved loans. In addition, during 2020 we recognized an impairment of $10.7 million in an equity investment in an unconsolidated entity also recorded within allowance on loans receivable and investments in our Consolidated Statements of Income.

- *Deferred tax asset valuation allowance:* During 2020, we concluded that it was not more likely than not that deferred tax assets (primarily US federal NOL carryforwards which begin to expire in 2032) would be realized based on our cumulative loss in recent years for certain of our TRS entities. As a result, we recorded a valuation allowance of $56.4 million against these deferred tax assets on our Consolidated Balance Sheets with a corresponding charge to income tax benefit (expense) in our Consolidated Statements of Income.

Recently Adopted Accounting Standards

In November 2021, the FASB issued Accounting Standards Update 2021-10, *Disclosures by Business Entities about Government Assistance* ("ASU 2021-10"), which requires expanded annual disclosures for transactions involving the receipt of government assistance. Required disclosures include a description of the nature of the transactions with government entities, our accounting policies for such transactions and their impact to our Consolidated Financial Statements. We adopted ASU 2021-10 on January 1, 2022 and the adoption of this standard did not have a material impact on our Consolidated Financial Statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 – CONCENTRATION OF CREDIT RISK

As of December 31, 2022, Atria, Sunrise, Brookdale Senior Living, Ardent and Kindred managed or operated approximately 26.0%, 9.8%, 7.8%, 5.3% and 0.8%, respectively, of our consolidated real estate investments based on gross book value (excluding properties classified as held for sale as of December 31, 2022). Because Atria and Sunrise manage our properties in exchange for a management fee from us, we are not directly exposed to their credit risk in the same manner or to the same extent as triple-net tenants like Brookdale Senior Living, Ardent and Kindred.

Based on gross book value, approximately 12.4% and 53.9% of our consolidated real estate investments were senior housing communities included in the triple-net leased properties and SHOP reportable business segments, respectively (excluding properties classified as held for sale as of December 31, 2022). MOBs, life science, research and innovation centers, inpatient rehabilitation facilities (IRFs) and long-term acute care facilities (LTACs), health systems, skilled nursing facilities ("SNFs") and secured loans receivable and investments collectively comprised the remaining 33.7%. Our consolidated properties were located in 47 states, the District of Columbia, seven Canadian provinces and the United Kingdom as of December 31, 2022, with properties in one state (California) accounting for more than 10% of our total consolidated revenues and net operating income ("NOI," which is defined as total revenues, excluding interest and other income, less property-level operating expenses and third party capital management expenses) for each of the years ended December 31, 2022, 2021 and 2020. See "Non-GAAP Financial Measures" included elsewhere in this Annual Report on Form 10-K for additional disclosure and a reconciliation of net income attributable to common stockholders, as computed in accordance with GAAP, to NOI.

Triple-Net Leased Properties

The properties we lease to Brookdale Senior Living, Ardent and Kindred accounted for a significant portion of our triple-net leased properties segment revenues and NOI for the years ended December 31, 2022, 2021 and 2020. Refer to Item 1A. Risk Factors. The following table reflects the concentration risk related to our triple-net leased properties including assets held for sale for the periods presented:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Revenues [1]:			
Brookdale Senior Living [2]	3.6%	3.9%	4.4%
Ardent	3.2	3.3	3.2
Kindred	3.2	3.8	3.5
NOI:			
Brookdale Senior Living [2]	8.1%	8.6%	9.0%
Ardent	7.1	7.4	6.6
Kindred	7.3	7.8	7.1

_____

[1] Total revenues include third party capital management revenues, income from loans and investments and interest and other income.

[2] 2022, 2021 and 2020 results include $42.6 million, $42.6 million and $21.3 million, respectively, of amortization of up-front consideration received in 2020 from the Brookdale Lease.

Each of our leases with Brookdale Senior Living, Ardent and Kindred is a triple-net lease that obligates the tenant to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures, and to comply with the terms of the mortgage financing documents, if any, affecting the properties. In addition, each of our Brookdale Senior Living, Ardent and Kindred leases is guaranteed by a corporate parent.

Kindred Lease

As of December 31, 2022, we leased 29 properties to Kindred pursuant to a single, triple-net master lease agreement (together with certain other agreements related to such master lease, collectively, the "Kindred Lease"). Pursuant to the Kindred Lease, the 29 properties are divided into two groups. The first group is composed of 6 properties ("Group 1") and the second group is composed of 23 properties ("Group 2"). The existing term of the Kindred Lease expires on April 30, 2028 for Group 1 and April 30, 2025 for Group 2. Kindred has the option to renew the Group 1 properties for two, 5-year extensions at the greater of escalated rent and fair market rental. Kindred has the option to renew the Group 2 properties for one, 5-year extensions at escalated rent, and following that, two additional 5-year extensions at the greater of escalated rent and fair market rent. The Kindred Lease is guaranteed by a parent company.

Brookdale Transactions

In July 2020, we entered into a revised master lease agreement (the "Brookdale Lease") and certain other agreements (together with the Brookdale Lease, the "Agreements") with Brookdale Senior Living. The Agreements modify our current arrangements with Brookdale Senior Living as follows:

We received up-front consideration of $235 million, which is being amortized over the remaining lease term and consisted of: (a) $162 million in cash including $47 million from the transfer to Ventas of deposits under the Brookdale Lease; (b) a $45 million note; (c) $28 million in warrants exercisable for 16.3 million shares of Brookdale Senior Living common stock, which are exercisable at any time prior to December 31, 2025 and have an exercise price of $3.00 per share. In October 2021, we received full repayment of the note from Brookdale.

Under the terms of the Brookdale Lease, base rent escalates annually at 3% per annum, which escalation commenced on January 1, 2022.

The warrants are classified within other assets on our Consolidated Balance Sheets. These warrants are measured at fair value with changes in fair value being recognized within other expense in our Consolidated Statements of Income.

Also in July 2020, Brookdale Senior Living transferred fee ownership of five senior living communities to us, in full satisfaction and repayment of a $78 million loan to Brookdale Senior Living from us that was secured by the five communities. Brookdale Senior Living manages those communities for us under a terminable management agreement.

Holiday Transaction

In April 2020, we completed a transaction with affiliates of Holiday Retirement (collectively, "Holiday"), including (a) entry into a new, terminable management agreement with Holiday Management Company for our 26 independent living assets previously subject to a triple-net lease (the "Holiday Lease") with Holiday; (b) termination of the Holiday Lease; and (c) our receipt from Holiday of $33.8 million in cash from the transfer to us of deposits under the Holiday Lease and $66.0 million in principal amount of secured notes. As a result of the Holiday Lease termination, we recognized $50.2 million within triple-net leased rental income, composed of $99.8 million of cash and notes received less $49.6 million from the write-off of accumulated straight-line receivable.

Future Contractual Rents

The following table sets forth the future contracted minimum rentals, excluding contingent rent escalations, but including straight-line rent adjustments where applicable, for all of our consolidated triple-net and office building leases as of December 31, 2022 (excluding properties classified as held for sale as of December 31, 2022, dollars in thousands):

	Brookdale Senior Living		Ardent		Kindred		Other		Total
2023	$	148,901	$	146,108	$	130,518	$	695,990	$	1,121,517
2024		148,674		146,108		130,518		645,622		1,070,922
2025		148,217		146,108		60,732		553,657		908,714
2026		—		145,580		25,839		483,536		654,955
2027		—		144,524		25,839		389,830		560,193
Thereafter		—		1,090,603		8,613		1,340,595		2,439,811
Total	$	445,792	$	1,819,031	$	382,059	$	4,109,230	$	6,756,112

Senior Housing Operating Portfolio

As of December 31, 2022, Atria and Sunrise, collectively, provided comprehensive property management and accounting services with respect to 334 of our 544 consolidated senior housing communities, for which we pay annual management fees pursuant to long-term management agreements.

On July 30, 2021, Atria acquired the management services division of Holiday, which at the time managed a pool of 26 communities for Ventas. As of December 31, 2022, Atria and its subsidiaries, including Holiday, managed a pool of 242 senior housing communities for Ventas. Ventas has the ongoing right to terminate the management contract for 91 of the communities with short term notice.

As of December 31, 2022, Sunrise managed 92 communities for Ventas pursuant to multiple management agreements (collectively, the "Sunrise Management Agreements"). Our Sunrise Management Agreements have initial terms expiring between 2035 and 2040. Ventas has the ability to terminate some or all of the Sunrise Management Agreements upon certain circumstances with or without the payment of a fee.

We successfully transitioned the operations of 90 senior living communities owned by us and operated under management agreements with Eclipse Senior Living, Inc. ("ESL") to seven experienced managers on or before January 2, 2022. ESL ceased operation of its management business in early 2022 following completion of the transitions. We incurred certain one-time transition costs and expenses in connection with the transitions, which were recognized within transaction expenses and deal costs in our Consolidated Statements of Income.

We rely on our managers' personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our senior housing operating portfolio efficiently and effectively. We also rely on our managers to set appropriate resident fees, provide accurate property-level financial results in a timely manner and otherwise operate our senior housing communities in compliance with the terms of our management agreements and all applicable laws and regulations.

NOTE 4 – ACQUISITIONS OF REAL ESTATE PROPERTY

We acquire and invest in senior housing, medical office buildings, life science, research and innovation centers and other healthcare properties primarily to achieve an expected yield on our investment, to grow and diversify our portfolio and revenue base, and to reduce our dependence on any single tenant, operator or manager, geographic location, asset type, business model or revenue source. The following summarizes our acquisition activities during 2022, 2021 and 2020. Each of our acquisitions disclosed below was accounted for as an asset acquisition.

2022 Acquisitions

During the year ended December 31, 2022, for an aggregate purchase price of $453.2 million, we acquired 18 MOBs leased to affiliates of Ardent, one behavioral health center, one research and innovation center (all of which are reported within our office operations segment) and two senior housing communities (which are reported within our SHOP segment).

2021 Acquisitions

On September 21, 2021, we acquired New Senior Investment Group Inc. ("New Senior") for a purchase price of $2.3 billion in an all-stock transaction pursuant to an Agreement and Plan of Merger dated as of June 28, 2021 (the "Merger Agreement") by and among Ventas, Cadence Merger Sub LLC, our wholly owned subsidiary ("Merger Sub"), and New Senior. Under the Merger Agreement, on the acquisition date, Merger Sub merged with and into New Senior, with New Senior surviving the merger as our wholly owned subsidiary (the "New Senior Acquisition"). The New Senior Acquisition was valued at approximately $2.4 billion. We funded the transaction through the issuance of approximately 13.3 million shares of our common stock, with each New Senior stockholder receiving 0.1561 shares of Ventas common stock for each share of New Senior common stock that they owned immediately prior to the acquisition. In addition to the equity issuance, we funded the acquisition through the assumption of $482.5 million of New Senior mortgage debt and $1.1 billion of cash paid at closing. The New Senior Acquisition added 102 independent living communities to our SHOP reportable business segment and one independent living community to our triple-net lease properties reportable business segment. We accounted for this transaction as an asset acquisition and the financial results of New Senior have been included in our consolidated financial statements from the acquisition date.

During the year ended December 31, 2021, we acquired six Canadian senior housing communities reported within our SHOP reportable business segment and a behavioral health center in Plano, Texas reported within our office operations reportable business segment for aggregate consideration of $240.7 million.

2020 Acquisitions

During the year ended December 31, 2020, we acquired two research and innovation centers reported within our office operations reportable business segment, seven senior housing communities reported within our SHOP reportable business segment and one LTAC reported within our triple-net leased properties reportable business segment for an aggregate consideration of $249.5 million.

NOTE 5 – DISPOSITIONS AND IMPAIRMENTS

2022 Activity

During the year ended December 31, 2022, we sold seven senior housing communities, two MOBs, three triple-net leased properties, one vacant land parcel and one vacant office building for aggregate consideration of $115.1 million and recognized a net gain on the sale of these assets of $7.8 million in our Consolidated Statements of Income.

2021 Activity

During the year ended December 31, 2021, we sold 34 MOBs, eight triple-net leased properties and 23 senior housing communities for aggregate consideration of $859.7 million and recognized gains on the sale of these assets of $218.8 million in our Consolidated Statements of Income.

2020 Activity

During the year ended December 31, 2020, we recognized $262.2 million of gains on sale of real estate in our Consolidated Statements of Income as described below.

In March 2020, we formed the Ventas Life Science and Healthcare Real Estate Fund, L.P. (the "Ventas Fund"), a perpetual life vehicle that focuses on investments in research and innovation centers, medical office buildings and senior housing communities in North America. To seed the Ventas Fund, we contributed six (two of which are on the same campus) stabilized research and innovation and medical office properties. We received cash consideration of $620 million and a 21% interest in the Ventas Fund. We recognized a gain on the transactions of $225.1 million.

In October 2020, we formed a joint venture (the "R&I Development JV") with GIC. To seed the R&I Development JV, we contributed our controlling ownership interest in four in-progress university-based research and innovation development projects (the "Initial R&I JV Projects"). At closing, GIC reimbursed us for its share of costs incurred to date and we recognized a gain of $13.7 million. We own an over 50% interest and GIC owns a 45% interest in the Initial R&I JV Projects.

See "Note 7 – Investments in Unconsolidated Entities" for additional details on the Ventas Fund and the JV.

Also during 2020, we sold four MOBs, four senior housing communities, 22 triple-net leased properties and one land parcel for aggregate consideration of $249.6 million, and we recognized a gain on the sale of these assets of $23.4 million.

Assets Held for Sale

The table below summarizes our real estate assets classified as held for sale including the amounts reported on our Consolidated Balance Sheets, which may include anticipated post-closing settlements of working capital for disposed properties (dollars in thousands):

	December 31, 2022			December 31, 2021		
	Number of Properties Held for Sale	Assets Held for Sale	Liabilities Held for Sale	Number of Properties Held for Sale	Assets Held for Sale	Liabilities Held for Sale
SHOP	3	$ 44,852	$ 5,675	2	$ 24,964	$ 9,321
Office operations	—	41	817	2	3,435	1,529
Triple-net leased properties	—	—	—	—	—	—
Total	3	$ 44,893	$ 6,492	4	$ 28,399	$ 10,850

Real Estate Impairment

We recognized impairments of $107.8 million, $219.4 million and $153.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are recorded primarily as a component of depreciation and amortization in our Consolidated Statements of Income. The impairments recorded during 2022 and 2021 were primarily a result of a change in our intent to hold or a change in the future cash flows of the impaired assets. A significant portion of our 2020 charges resulted from the impact of COVID-19. (See "Note 2 – Accounting Policies - COVID-19 Assessment").

NOTE 6 – LOANS RECEIVABLE AND INVESTMENTS

As of December 31, 2022 and 2021, we held $561.4 million and $549.2 million, respectively, of loans receivable and investments, net of allowance, relating to senior housing and healthcare operators or properties. The following is a summary of our loans receivable and investments, net, including amortized cost, fair value and unrealized gains or losses on available for sale investments (dollars in thousands):

	Amortized Cost	Allowance	Unrealized Gain	Carrying Amount	Fair Value
As of December 31, 2022:					
Secured/mortgage loans and other, net [1]	$ 513,669	$ (20,000)	$ —	$ 493,669	$ 493,627
Government-sponsored pooled loan investments, net [2]	43,406	—	—	43,406	43,406
Total investments reported as secured loans receivable and investments, net	557,075	(20,000)	—	537,075	537,033
Non-mortgage loans receivable, net [3]	28,959	(4,621)	—	24,338	23,416
Total loans receivable and investments, net	$ 586,034	$ (24,621)	$ —	$ 561,413	$ 560,449
As of December 31, 2021:					
Secured/mortgage loans and other, net [1]	$ 488,913	$ —	$ —	$ 488,913	$ 478,931
Government-sponsored pooled loan investments, net [2]	39,376	—	1,836	41,213	41,213
Total investments reported as secured loans receivable and investments, net	528,289	—	1,836	530,126	520,144
Non-mortgage loans receivable, net [3]	24,418	(5,394)	—	19,024	19,039
Total loans receivable and investments, net	$ 552,707	$ (5,394)	$ 1,836	$ 549,150	$ 539,183

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[1] Includes the $486.1 million principal amount, cash-pay Santerre Mezzanine Loan, which is priced at LIBOR + 6.42% and secured by a pledge of equity interests in entities that hold a diverse pool of medical office, senior housing, skilled nursing and other healthcare assets. The Santerre Mezzanine loan has a current maturity date of June 9, 2023, subject to the borrower's right to extend for one year, subject to satisfaction of certain conditions. The Santerre Mezzanine Loan is currently prepayable in whole or in part subject to satisfaction of certain financial and non-financial terms and conditions. Other included investments have contractual maturities in 2024 and 2027.

[2] Repaid at par in February 2023.

[3] Included in other assets on our Consolidated Balance Sheets.

2022 Activity

In 2022, we provided secured debt financing in the aggregate amount of $29.1 million with terms ranging from two to five years and interest rates ranging from Term SOFR plus 3.75% to 5.00%.

As of December 31, 2022, we recognized a $20.0 million allowance on the Santerre Mezzanine Loan. The allowance for the Santerre Mezzanine Loan was calculated using the "current expected credit loss", or "CECL", model, which considers relevant information about past events, current conditions and reasonable and supportable forecasts to estimate expected losses as of the most recent balance sheet date. See "Note 2 – Accounting Policies - Fair Values of Financial Instruments" of the Consolidated Financial Statements.

The Santerre Mezzanine Loan has a current principal balance of $486.1 million, is priced at LIBOR + 6.42% and is freely prepayable in whole or in part subject to satisfaction of certain financial and non-financial terms and conditions. The Santerre Mezzanine Loan generated $40.0 million in loan interest income to Ventas in 2022. The Santerre Mezzanine Loan was entered into on June 7, 2019 for a five-year term, inclusive of three one-year extensions at the borrower's option. The borrower has exercised two of its three extension options, with the final extension option exercisable between 30 to 60 days prior to the current maturity date of June 9, 2023, subject to satisfaction of certain conditions.

The Santerre Mezzanine Loan is subordinate to the rights of a $1.0 billion principal amount senior loan (the "Santerre Senior Loan") priced at LIBOR + 1.84%. The Santerre Senior Loan is secured by a diverse pool of medical office, senior housing, skilled nursing and other healthcare assets and the Santerre Mezzanine Loan is secured by equity interests in entities that own those assets. Both loans are otherwise non-recourse to the borrower, subject to certain exceptions. The borrower has acquired an interest rate cap for the benefit of the Santerre Mezzanine Loan and the Santerre Senior Loan in the notional amount of $1.5 billion, which sets LIBOR at 3.36% and expires on June 9, 2023.

The borrower remained current on all financial obligations to Ventas through January 2023 and is expected to remain current through February 2023. However, the current post-Covid under-performance of certain of the collateral, coupled with the rise in interest rates in the third quarter and accelerating into the fourth quarter of 2022, has caused the ratio of net operating income of the collateral to interest due on the Santerre Mezzanine Loan to decline significantly.

While we believe that the borrower has taken and is taking targeted actions to attempt to improve the performance of or sell certain of the collateral, future cash flows from the collateral may be insufficient to fully pay interest expense on the Santerre Mezzanine Loan. If the borrower is unable to or does not meet its obligations under the Santerre Mezzanine Loan, there are a variety of remedies available to us, including the ability to foreclose on the collateral and assume and extend the Santerre Senior Loan for an additional year.

See also "Risk Factors – We face potential adverse consequences from the bankruptcy, insolvency or financial deterioration of our tenants, managers, borrowers and other obligors" and "Risk Factors – If a borrower defaults, we may be unable to obtain payment, successfully foreclose on collateral or realize the value of any collateral, which could adversely affect our ability to recover our investment."

2021 Activity

In October 2021, we received proceeds of $45.0 million in full repayment of a note (which was included above in Non-mortgage loans receivable, net) from Brookdale Senior Living. The note was issued to us in connection with the modification of our lease with Brookdale Senior Living in the third quarter of 2020.

In July 2021, we received $66.0 million from Holiday Retirement as repayment in full of secured notes which Holiday Retirement previously issued to us as part of a lease termination transaction entered into in April 2020.

In July 2021, we received aggregate proceeds of $224 million from the redemption of Ardent's outstanding 9.75% Senior Notes due 2026 (which was included above in Marketable debt securities) at a price equal to 107.313% of the principal amount of the notes, plus accrued and unpaid interest. The redemption resulted in a gain of $16.6 million, which is recorded in income from loans and investments in our Consolidated Statements of Income. As of December 31, 2021, $23.0 million of unrealized gain related to these securities was included in accumulated other comprehensive income on our Consolidated Balance Sheet.

In April 2021, we received $19.2 million in full repayment of certain government-sponsored pooled loan investments. In the first quarter of 2021, prior to such repayment, we reversed an $8.8 million allowance we had previously recorded in 2020 on this investment with a corresponding adjustment to allowance on loans receivable and investments in our Consolidated Statements of Income. There was no impact to our Consolidated Statements of Income from the loan repayment.

During the first quarter of 2021, we received aggregate proceeds of $16.5 million for the redemption and sale of marketable debt securities, resulting in total gains of $1.0 million, which is recorded in income from loans and investments in our Consolidated Statements of Income. As of December 31, 2021, $1.2 million of unrealized gain was presented within accumulated other comprehensive income on our Consolidated Balance Sheet related to these securities. These securities had a weighted average interest rate of 8.3% and were due to mature between 2024 and 2026.

In March 2021, $11.9 million of previously reserved non-mortgage loans were forgiven. We derecognized both the amortized cost bases and allowances for these loans during the quarter ended March 31, 2021. There was no impact to our Consolidated Statements of Income from the loan forgiveness.

NOTE 7 – INVESTMENTS IN UNCONSOLIDATED ENTITIES

We report investments in unconsolidated entities over whose operating and financial policies we have the ability to exercise significant influence under the equity method of accounting. We are not required to consolidate these entities because our joint venture partners have significant participating rights, nor are these entities considered VIEs, as they are controlled by equity holders with sufficient capital. We invest in both real estate entities and operating entities which are described further below.

Investments in Unconsolidated Real Estate Entities

Through our Ventas Investment Management Platform, which combines our extensive third-party capital ventures under a single platform, we partner with third-party institutional investors to invest in healthcare real estate through various joint ventures and other co-investment vehicles where we are the sponsor or general partner.

Below is a summary of our investments in unconsolidated real estate entities as of December 31, 2022 and 2021, respectively (dollars in thousands):

	Ownership [1] as of December 31,		Carrying Amount as of December 31,	
	2022	**2021**	**2022**	**2021**
Investment in unconsolidated real estate entities:				
Ventas Life Science & Healthcare Real Estate Fund	21.0%	21.1%	$ 263,979	$ 267,475
Pension Fund Joint Venture	22.9%	22.9%	25,028	29,192
Research & Innovation Development Joint Venture	51.0%	51.0%	284,962	221,363
Ventas Investment Management Platform			573,969	518,030
Atrium Health & Wake Forest Joint Venture	48.5%	—%	5,403	—
All other [2]	34.0%-38.0%	34.0%-50.0%	577	5,435
Total investments in unconsolidated real estate entities			$ 579,949	$ 523,465

_____

[1] The entities in which we have an ownership interest may have less than a 100% interest in the underlying real estate. The ownership percentages in the table reflect our interest in the underlying real estate. Joint venture members, including us in some instances, have equity participation rights based on the underlying performance of the investments, which could result in non pro rata distributions.

[2] Includes investments in land parcels, parking structures and other de minimis investments in unconsolidated real estate entities.

In 2022, we earned our first promote revenue of $9.9 million as general partner of the Ventas Life Science & Healthcare Real Estate Fund within VIM. The promote revenue was recorded in third party capital management revenues in our Consolidated Statements of Income.

In 2022, we, together with our joint venture partners Wexford and Atrium Health, closed or committed to a new approximately 326,000 square foot development in Charlotte, North Carolina, which will include an education building and is 100% pre-leased to Aa3 rated non-profit health system Atrium Health and to Wake Forest University School of Medicine. The development has an expected completion date of 2025 and is expected to be the academic core of Atrium Health system in Charlotte.

We provide various services to our unconsolidated real estate entities in exchange for fees and reimbursements. Total management fees earned in connection with these services were $14.5 million, $12.4 million and $6.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. Such amounts are included in third party capital management revenues in our Consolidated Statements of Income.

Investments in Unconsolidated Operating Entities

We own investments in unconsolidated operating entities such as Ardent and Atria, which are included within other assets on our Consolidated Balance Sheets. Our 34% ownership interest in Atria entitles us to customary minority rights and protections, including the right to appoint two members to the Atria Board of Directors. Our 9.8% ownership interest in Ardent entitles us to customary minority rights and protections, including the right to appoint one member to the Ardent Board of Directors.

2022 Activity

During the fourth quarter of 2022, Atria combined its proprietary cloud-based senior housing management software platform, Glennis, with two other complementary companies in the Software as a Service (SaaS) technology space. The merger transaction was executed under the sponsorship and majority ownership of an experienced private equity technology investor. We own a 34% stake in Atria and recognized a $26.1 million gain on sale in the fourth quarter of 2022 in income from unconsolidated entities in our Consolidated Statements of Income. We now own nearly 10% of the new combined SaaS company.

In December 2022, we recognized $11.7 million in income from unconsolidated entities in our Consolidated Statements of Income relating to our share of a net gain on real estate disposition recognized by Ardent.

2020 Activity

In June 2020, as a result of COVID-19, we recognized an impairment charge of $10.7 million related to our investment in an unconsolidated operating entity, which was recorded within allowance on loans receivable and investments in our Consolidated Statements of Income. See "Note 2 – Accounting Policies - COVID-19 Assessment."

NOTE 8 – INTANGIBLES

The following is a summary of our intangibles (dollars in thousands):

	As of December 31, 2022		As of December 31, 2021	
	Balance	**Weighted Average Remaining Amortization Period in Years**	**Balance**	**Weighted Average Remaining Amortization Period in Years**
Intangible assets:				
Above-market lease intangibles [1]	$ 129,038	5.4	$ 129,121	5.9
In-place and other lease intangibles [2]	1,217,152	8.0	1,240,626	7.2
Goodwill	1,044,415	N/A	1,046,140	N/A
Other intangibles [2]	34,404	5.6	34,517	6.5
Accumulated amortization	(1,061,305)	N/A	(944,403)	N/A
Net intangible assets	$ 1,363,704	7.8	$ 1,506,001	7.1
Intangible liabilities:				
Below-market lease intangibles [1]	$ 333,672	8.6	$ 334,365	9.7
Other lease intangibles	13,498	N/A	13,608	N/A
Accumulated amortization	(258,639)	N/A	(244,975)	N/A
Purchase option intangibles	3,568	N/A	3,568	N/A
Net intangible liabilities	$ 92,099	8.6	$ 106,566	9.7

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[1] Amortization of above- and below-market lease intangibles is recorded as a decrease and an increase to revenues, respectively, in our Consolidated Statements of Income.

[2] Amortization of lease intangibles is recorded in depreciation and amortization in our Consolidated Statements of Income.

N/A—Not Applicable

Above-market lease intangibles and in-place and other lease intangibles are included in acquired lease intangibles within real estate investments on our Consolidated Balance Sheets. Other intangibles (including non-compete agreements, trade names and trademarks) are included in other assets on our Consolidated Balance Sheets. Below-market lease intangibles, other lease intangibles and purchase option intangibles are included in accounts payable and other liabilities on our Consolidated Balance Sheets. For the years ended December 31, 2022, 2021 and 2020, our net amortization related to these intangibles was $102.4 million, $29.3 million and $45.7 million, respectively.

The following is a summary of the estimated net amortization related to these intangibles for each of the next five years (dollars in thousands):

	Estimated Net Amortization
2023	$ 108,638
2024	56,615
2025	10,612
2026	6,912
2027	6,071

The table below reflects the carrying amount of goodwill, by segment, as of December 31, 2022 (dollars in thousands):

	Goodwill
Office operations	$ 464,561
Triple-net leased properties	320,372
SHOP	259,482
Total goodwill	$ 1,044,415

NOTE 9 – OTHER ASSETS

The following is a summary of our other assets (dollars in thousands):

	As of December 31,	
	2022	2021
Straight-line rent receivables	$ 187,536	$ 176,877
Non-mortgage loans receivable, net	24,338	19,024
Stock warrants	23,621	48,884
Other intangibles, net	6,393	7,270
Investment in unconsolidated operating entities	95,363	73,602
Other	272,572	239,412
Total other assets	$ 609,823	$ 565,069

Stock warrants represent warrants exercisable at any time prior to December 31, 2025, in whole or in part, for 16.3 million shares of Brookdale Senior Living common stock at an exercise price of $3.00 per share. These warrants are measured at fair value with changes in fair value being recognized within other expense in our Consolidated Statements of Income.

NOTE 10 – SENIOR NOTES PAYABLE AND OTHER DEBT

The following is a summary of our senior notes payable and other debt (dollars in thousands):

	As of December 31,	
	2022	**2021**
Unsecured revolving credit facility [(1)(2)]	$ 25,230	$ 56,448
Commercial paper notes	403,000	280,000
Unsecured term loan due 2023	—	200,000
2.55% Senior Notes, Series D due 2023 [(2)]	202,967	217,667
3.50% Senior Notes due 2024	400,000	400,000
3.75% Senior Notes due 2024	400,000	400,000
4.125% Senior Notes, Series B due 2024 [(2)]	184,515	197,879
2.80% Senior Notes, Series E due 2024 [(2)]	442,837	474,909
Unsecured term loan due 2025 [(2)]	369,031	395,757
3.50% Senior Notes due 2025	600,000	600,000
2.65% Senior Notes due 2025	450,000	450,000
4.125% Senior Notes due 2026	500,000	500,000
3.25% Senior Notes due 2026	450,000	450,000
Unsecured term loan due 2027	500,000	—
2.45% Senior Notes, Series G due 2027 [(2)]	350,579	375,970
3.85% Senior Notes due 2027	400,000	400,000
4.00% Senior Notes due 2028	650,000	650,000
4.40% Senior Notes due 2029	750,000	750,000
3.00% Senior Notes due 2030	650,000	650,000
4.75% Senior Notes due 2030	500,000	500,000
2.50% Senior Notes due 2031	500,000	500,000
3.30% Senior Notes, Series H due 2031 [(2)]	221,419	237,454
6.90% Senior Notes due 2037 [(3)]	52,400	52,400
6.59% Senior Notes due 2038 [(3)]	22,823	22,823
5.70% Senior Notes due 2043	300,000	300,000
4.375% Senior Notes due 2045	300,000	300,000
4.875% Senior Notes due 2049	300,000	300,000
Mortgage loans and other	2,436,443	2,431,831
Total	12,361,244	12,093,138
Deferred financing costs, net	(63,410)	(69,925)
Unamortized fair value adjustment	23,535	32,888
Unamortized discounts	(24,589)	(28,557)
Senior notes payable and other debt	$ 12,296,780	$ 12,027,544

[(1)] As of December 31, 2022 and 2021, respectively, $3.7 million and $30.9 million of aggregate borrowings were denominated in Canadian dollars. Aggregate borrowings of $21.5 million and $25.6 million were denominated in British pounds as of December 31, 2022 and 2021, respectively.

[(2)] British Pound and Canadian Dollar debt obligations shown in US Dollars.

[(3)] Our 6.90% senior notes due 2037 are subject to repurchase at the option of the holders, at par, on October 1, 2027, and our 6.59% senior notes due 2038 are subject to repurchase at the option of the holders, at par, on July 7 in each of 2023 and 2028.

Credit Facilities, Commercial Paper, Unsecured Term Loans and Letters of Credit

We have a $2.75 billion unsecured revolving credit facility initially priced at LIBOR plus 0.825% based on the Company's debt rating. The unsecured revolving credit facility matures in January 2025, but may be extended at our option, subject to the satisfaction of certain conditions, for two additional periods of six months each. The unsecured revolving credit facility also includes an accordion feature that permits us to increase our aggregate borrowing capacity thereunder to up to $3.75 billion, subject to the satisfaction of certain conditions, including the receipt of additional commitments for such increase.

Our unsecured credit facility imposed certain customary restrictions on us, including restrictions pertaining to: (i) liens; (ii) investments; (iii) the incurrence of additional indebtedness; (iv) mergers and dissolutions; (v) certain dividend, distribution and other payments; (vi) permitted businesses; (vii) transactions with affiliates; (viii) agreements limiting certain liens; and (ix) the maintenance of certain consolidated total leverage, secured debt leverage, unsecured debt leverage and fixed charge coverage ratios and minimum consolidated adjusted net worth, and contains customary events of default.

As of December 31, 2022, we had $2.7 billion of undrawn capacity on our unsecured revolving credit facility with $25.2 million borrowings outstanding and an additional $15.4 million restricted to support outstanding letters of credit. We limit our use of the unsecured revolving credit facility, to the extent necessary, to support our commercial paper program when commercial paper notes are outstanding.

Our wholly owned subsidiary, Ventas Realty, Limited Partnership ("Ventas Realty"), may issue from time to time unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1.0 billion. The notes are sold under customary terms in the U.S. commercial paper note market and are ranked pari passu with all of Ventas Realty's other unsecured senior indebtedness. The notes are fully and unconditionally guaranteed by Ventas, Inc. As of December 31, 2022, we had $403.0 million in borrowings outstanding under our commercial paper program.

In June 2022, we entered into a Credit and Guaranty Agreement (the "New Credit Agreement") with Ventas Realty, as borrower. The New Credit Agreement replaces Ventas Realty's previous $200.0 million unsecured term loan priced at LIBOR plus 0.90% that matured in 2023 with a new $500.0 million unsecured term loan that matures in 2027 and is initially priced at Term SOFR plus 0.95% based on Ventas Realty's debt ratings. The New Credit Agreement also includes an accordion feature that permits us to increase our aggregate borrowings thereunder to up to $1.25 billion, subject to the satisfaction of certain conditions, including the receipt of additional commitments for such increase.

As of December 31, 2022, we had a C$500 million or $369.0 million unsecured term loan facility priced at Canadian Dollar Offered Rate ("CDOR") plus 0.90% that matures in 2025.

In October 2022, we executed a letter agreement for a $100.0 million uncommitted line for standby letters of credit. The letter agreement contains certain customary covenants and under its terms, we are required to pay a commission on each outstanding letter of credit at a rate to be agreed upon in writing at issuance of each letter of credit. As of December 31, 2022, there were no material amounts outstanding under this facility.

Senior Notes

As of December 31, 2022, we had outstanding $7.2 billion aggregate principal amount of senior notes issued by Ventas Realty, approximately $75.2 million aggregate principal amount of senior notes issued by Nationwide Health Properties, Inc. ("NHP") and assumed by our subsidiary, Nationwide Health Properties, LLC ("NHP LLC"), as successor to NHP, in connection with our acquisition of NHP, and C$1.9 billion aggregate principal amount of senior notes issued by our subsidiary, Ventas Canada Finance Limited ("Ventas Canada"). All of the senior notes issued by Ventas Realty and Ventas Canada are unconditionally guaranteed by Ventas, Inc.

Ventas Realty's senior notes are part of our and Ventas Realty's general unsecured obligations, ranking equal in right of payment with all of our and Ventas Realty's existing and future senior obligations and ranking senior in right of payment to all of our and Ventas Realty's existing and future subordinated indebtedness. However, Ventas Realty's senior notes are effectively subordinated to our and Ventas Realty's secured indebtedness, if any, to the extent of the value of the assets securing that indebtedness. Ventas Realty's senior notes are also structurally subordinated to the preferred equity and indebtedness, whether secured or unsecured, of our subsidiaries (other than Ventas Realty and, with respect to those senior notes co-issued by Ventas Capital Corporation, Ventas Capital Corporation).

Ventas Canada's senior notes are part of our and Ventas Canada's general unsecured obligations, ranking equal in right of payment with all of Ventas Canada's existing and future subordinated indebtedness. However, Ventas Canada's senior notes are effectively subordinated to our and Ventas Canada's secured indebtedness, if any, to the extent of the value of the assets securing that indebtedness. Ventas Canada's senior notes are also structurally subordinated to the preferred equity and indebtedness, whether secured or unsecured, of our subsidiaries (other than Ventas Canada).

NHP LLC's senior notes are part of NHP LLC's general unsecured obligations, ranking equal in right of payment with all of NHP LLC's existing and future senior obligations and ranking senior to all of NHP LLC's existing and future subordinated indebtedness. However, NHP LLC's senior notes are effectively subordinated to NHP LLC's secured indebtedness, if any, to the extent of the value of the assets securing that indebtedness. NHP LLC's senior notes are also structurally subordinated to the preferred equity and indebtedness, whether secured or unsecured, of its subsidiaries.

Ventas Realty and Ventas Canada may redeem each series of their respective senior notes in whole at any time or in part from time to time, prior to maturity at the redemption prices set forth in the applicable indenture (which include, in many instances, a make-whole premium), plus, in each case, accrued and unpaid interest thereon to the redemption date.

Mortgages

At December 31, 2022, we had 113 mortgage loans outstanding in the aggregate principal amount of $2.4 billion, which is secured by 105 of our properties. Of these loans, 98 loans in the aggregate principal amount of $2.0 billion bear interest at fixed rates ranging from 0% to 13.01% per annum, and 15 loans in the aggregate principal amount of $400.5 million bear interest at variable rates ranging from 3.63% to 6.85% per annum as of December 31, 2022. At December 31, 2022, the weighted average annual rate on our fixed rate mortgage loans was 3.7%, and the weighted average annual rate on our variable rate mortgage loans was 5.1%. Our mortgage loans had a weighted average maturity of 4.5 years as of December 31, 2022.

During the years ended December 31, 2022 and 2021, we repaid in full mortgage loans in the aggregate principal amount of $0.6 million and $284.7 million, respectively.

In September 2021, we assumed $482.5 million in mortgage debt maturing in 2025 in connection with the New Senior Acquisition including a $25.4 million fair value premium, which is amortized over the remaining term through interest expense in our Consolidated Statement of Income. See "Note 4 – Acquisitions of Real Estate Property".

Scheduled Maturities of Borrowing Arrangements and Other Provisions

As of December 31, 2022, our indebtedness had the following maturities (dollars in thousands):

	Principal Amount Due at Maturity	Unsecured Revolving Credit Facility and Commercial Paper Notes [1]	Scheduled Periodic Amortization	Total Maturities
2023	$ 466,792	$ 403,000	$ 45,056	$ 914,848
2024	1,691,862	—	39,657	1,731,519
2025	2,016,471	25,230	34,096	2,075,797
2026	1,049,404	—	27,498	1,076,902
2027	1,328,150	—	26,823	1,354,973
Thereafter	5,076,523	—	130,682	5,207,205
Total maturities	$ 11,629,202	$ 428,230	$ 303,812	$ 12,361,244

_____
[1] At December 31, 2022, we had $305.7 million of borrowings outstanding under our unsecured revolving credit facility and commercial paper program, net of $122.6 million of unrestricted cash and cash equivalents.

The instruments governing our outstanding indebtedness contain covenants that limit our ability and the ability of certain of our subsidiaries to, among other things: (i) incur debt; (ii) make certain dividends, distributions and investments; (iii) enter into certain transactions; and/or (iv) merge, consolidate or sell certain assets. Ventas Realty's and Ventas Canada's senior notes also require us and our subsidiaries to maintain total unencumbered assets of at least 150% of our unsecured debt. Our credit facilities also require us to maintain certain financial covenants pertaining to, among other things, our consolidated total leverage, secured debt, unsecured debt, fixed charge coverage and net worth.

As of December 31, 2022, we were in compliance with all of these covenants.

Derivatives and Hedging

In the normal course of our business, interest rate fluctuations affect future cash flows under our variable rate debt obligations, loans receivable and marketable debt securities, and foreign currency exchange rate fluctuations affect our operating results. We follow established risk management policies and procedures, including the use of derivative instruments, to mitigate the impact of these risks.

We do not use derivative instruments for trading or speculative purposes, and we have a policy of entering into contracts only with major financial institutions based upon their credit ratings and other factors. When considered together with the underlying exposure that the derivative is designed to hedge, we do not expect that the use of derivatives in this manner would have any material adverse effect on our future financial condition or results of operations.

As of December 31, 2022, our variable rate debt obligations of $1.5 billion reflect, in part, the effect of $144.2 million notional amount of interest rate swaps with maturities on March 22, 2027 that effectively convert fixed rate debt to variable rate debt. As of December 31, 2022, our fixed rate debt obligations of $10.9 billion reflect, in part, the effect of $338.0 million and C$267.8 million notional amount of interest rate swaps with maturities ranging from January 2023 to April 2031, in each case that effectively convert variable rate debt to fixed rate debt.

NOTE 11 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of our financial instruments were as follows (dollars in thousands):

	As of December 31, 2022		As of December 31, 2021	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 122,564	$ 122,564	$ 149,725	$ 149,725
Escrow deposits and restricted cash	48,181	48,181	46,872	46,872
Stock warrants [1]	23,621	23,621	48,884	48,884
Secured mortgage loans and other, net	493,669	493,627	488,913	478,931
Non-mortgage loans receivable, net [1]	24,338	23,416	19,024	19,039
Government-sponsored pooled loan investments, net	43,406	43,406	41,213	41,213
Derivative instruments [1]	24,316	24,316	1,128	1,128
Liabilities:				
Senior notes payable and other debt, gross	12,361,244	11,493,824	12,093,138	12,891,937
Derivative instruments [2]	145	145	12,290	12,290
Redeemable OP Units	162,663	162,663	182,112	182,112

_____
[1] Included in other assets on our Consolidated Balance Sheets.
[2] Included in accounts payable and other liabilities on our Consolidated Balance Sheets.

For a discussion of the assumptions considered, refer to "Note 2 – Accounting Policies." The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts we would realize in a current market exchange.

NOTE 12 – LONG-TERM COMPENSATION

Compensation Plans

We currently have:

- two plans under which outstanding options to purchase common stock, shares of restricted stock or restricted stock units have been granted to our officers, employees and non-employee directors (the 2006 Stock Plan for Directors and the 2012 Incentive Plan). Future grants are not permitted under any of these plans.

- one plan, the 2022 Incentive Plan, under which equity awards, including shares of restricted stock or restricted stock units, have been or may be granted to our officers, employees and non-employee directors;

- one plan under which certain non-employee directors have received or may receive deferred common stock in lieu of director fees (the Non-Employee Directors' Cash Compensation Deferral Plan, formerly known as the Non-Employee Directors' Deferred Stock Compensation Plan).

These plans are referred to collectively as the "Plans."

During the year ended December 31, 2022, we were permitted to issue shares and grant options, restricted stock and restricted stock units only under the Executive Deferred Stock Compensation Plan, the Non-Employee Directors' Cash Compensation Deferral Plan, the 2012 Incentive Plan and the 2022 Incentive Plan. The 2006 Stock Plan for Directors expired on December 31, 2012, and no additional grants were permitted under after that date. The Executive Deferred Stock Compensation Plan was terminated in early 2022. Authority to grant awards under the 2012 Plan expired when the 2022 Plan became effective; accordingly, no new grants were permitted under the 2012 Plan after September 30, 2022. The 2022 Incentive Plan was effective October 1, 2022 and grants starting on October 1, 2022 were awarded under this plan.

The number of shares initially reserved for issuance and the number of shares available for future grants or issuance under these Plans as of December 31, 2022 were as follows:

- Executive Deferred Stock Compensation Plan—0.6 million shares were reserved initially for issuance to our executive officers in lieu of the payment of all or a portion of their salary, at their option. None of our Executives has deferred shares pursuant to the Executive Deferred Stock Compensation Plan, and the Plan was terminated in early 2022. Accordingly, no shares were available for issuance under this Plan as of December 31, 2022.

- Non-Employee Directors' Cash Compensation Deferral Plan—0.6 million shares were reserved initially for issuance to non-employee directors in lieu of the payment of all or a portion of their retainer and meeting fees, at their option, and 0.4 million shares were available for future issuance as of December 31, 2022.

- 2012 Incentive Plan—10.7 million shares (plus the number of shares or options outstanding under the 2006 Plans as of December 31, 2012 that were or are subsequently forfeited or expire unexercised) were reserved initially for grants or issuance to employees and non-employee directors. Authority to grant awards under the 2012 Plan expired when the 2022 Plan became effective; accordingly, no new grants were permitted under the 2012 Plan after September 30, 2022.

- 2022 Incentive Plan—11.4 million shares, plus any shares of common stock subject to awards granted under the 2012 Plan as of October 1, 2022, that expire, or for any reason are forfeited, cancelled or terminated either without such shares being issued or with such shares being forfeited (such shares the "2012 Plan Shares") were reserved initially for grants or issuance to employees and non-employee directors, and 11.4 million shares were available for future issuance as of December 31, 2022.

Outstanding options issued under the Plans are exercisable at the market price on the date of grant, expire ten years from the date of grant, and are fully vested.

Stock Options

The following is a summary of stock option activity in 2022:

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value ($000's)
Outstanding as of December 31, 2021	3,761	$ 61.63		
Options granted	—	—		
Options exercised	(157)	55.50		
Options forfeited	—	—		
Options expired	(30)	55.99		
Outstanding as of December 31, 2022	3,574	61.95	3.1	$ —
Exercisable as of December 31, 2022	3,574	61.95	3.1	$ —

Compensation costs for all share-based awards are based on the grant date fair value and are recognized on a straight-line basis during the requisite service periods, with charges primarily recorded in general, administrative and professional fees in our Consolidated Statements of Income. As of December 31, 2022, 2021 and 2020, there was no unrecognized compensation expense relating to stock options.

Aggregate proceeds received from options exercised under the Plans for the years ended December 31, 2022, 2021 and 2020 were $8.7 million, $9.0 million and $5.1 million, respectively. The total intrinsic value at exercise of options exercised during the years ended December 31, 2022, 2021 and 2020 was $0.7 million, $1.5 million and $1.3 million, respectively. There was no deferred income tax benefit for stock options exercised.

Restricted Stock and Restricted Stock Units

We recognize the fair value of shares of restricted stock and restricted stock units (including time-based and performance-based awards) on the grant date of the award as stock-based compensation expense over the requisite service period, with charges primarily to general, administrative and professional fees of $30.7 million, $31.9 million and $21.4 million in 2022, 2021 and 2020, respectively, in our Consolidated Statements of Income. Restricted stock and restricted stock unit awards to employees generally vest over a three year period, while awards to non-employee directors typically vest within two years. If provided in the applicable Plan or award agreement, the vesting of restricted stock and restricted stock units may accelerate upon a change of control (as defined in the applicable Plan) of Ventas and other specified events. In addition to customary change in control vesting provisions, awards generally vest on retirement provided certain conditions are met. Employees are typically not retirement eligible until age plus years of service equals 75, with a minimum age of 62; the retirement age for non-employee directors is 75.

The following is a summary of the status of our non-vested restricted stock and restricted stock units (including time-based and performance-based awards) as of December 31, 2022, and changes during the year ended December 31, 2022:

	Restricted Stock (000's)	Weighted Average Grant Date Fair Value	Restricted Stock Units (000's)	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2021	448	$ 50.96	1,047	$ 52.84
Granted	43	55.52	449	57.07
Vested	(117)	51.15	(457)	57.66
Forfeited	(60)	51.14	(48)	68.19
Non-vested at December 31, 2022	314	51.47	991	52.13

As of December 31, 2022, we had $21.8 million of unrecognized compensation cost related to non-vested restricted stock and restricted stock units under the Plans. We expect to recognize that cost over a weighted average period of 1.5 years.

The total fair value at the vesting date for restricted stock and restricted stock units that vested during the years ended December 31, 2022, 2021 and 2020 was $29.6 million, $23.4 million and $19.8 million, respectively.

Employee and Director Stock Purchase Plan

We have in effect an Employee and Director Stock Purchase Plan ("ESPP") under which our employees and directors may purchase shares of our common stock at a discount. Pursuant to the terms of the ESPP, on each purchase date, participants may purchase shares of common stock at a price not less than 90% of the market price on that date (with respect to the employee tax-favored portion of the plan) and not less than 95% of the market price on that date (with respect to the additional employee and director portion of the plan). We initially reserved 3.0 million shares for issuance under the ESPP. As of December 31, 2022, 0.2 million shares had been purchased under the ESPP and 2.8 million shares were available for future issuance.

Employee Benefit Plan

We maintain a 401(k) plan that allows eligible employees to defer compensation subject to certain limitations imposed by the Code. In 2022, we made contributions for each qualifying employee of up to 3.5% of his or her salary, subject to certain limitations. During 2022, 2021 and 2020, our aggregate contributions were approximately $1.6 million, $1.5 million and $1.6 million, respectively.

NOTE 13 – INCOME TAXES

We have elected to be taxed as a REIT under the applicable provisions of the Code for every year beginning with the year ended December 31, 1999. We have also elected for certain of our subsidiaries to be treated as TRS entities, which are subject to federal, state and foreign income taxes. All entities other than the TRS entities are collectively referred to as the "REIT" within this note. Certain REIT entities are subject to foreign income tax.

Although we intend to continue to operate in a manner that will enable us to qualify as a REIT, such qualification depends upon our ability to meet, on a continuing basis, various distribution, stock ownership and other tests. Our tax treatment of distributions per common share was as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Tax treatment of distributions:			
Ordinary income	$ —	$ —	$ —
Qualified ordinary income	0.04906	0.00330	0.00696
199A qualified business income	1.75094	1.25274	2.14381
Long-term capital gain	—	0.16448	0.28450
Unrecaptured Section 1250 gain	—	0.37948	0.04973
Non-dividend distribution	—	—	—
Distribution reported for 1099-DIV purposes	1.80000	1.80000	2.48500
Add: Dividend declared in current year and taxable in following year	0.45000	0.45000	0.45000
Less: Dividend declared in prior year and taxable in current year	(0.45000)	(0.45000)	(0.79250)
Distribution declared per common share outstanding	$ 1.80000	$ 1.80000	$ 2.14250

We believe we have met the annual REIT distribution requirement by payment of at least 90% of our estimated taxable income for 2022, 2021 and 2020. Our consolidated expense (benefit) for income taxes was as follows (dollars in thousands):

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Current - Federal	$ (2,257)	$ 662	$ 402
Current - State	2,662	2,116	2,107
Deferred - Federal	338	6,431	(56,835)
Deferred - State	1,310	72	(35,447)
Current - Foreign	3,217	3,439	2,929
Deferred - Foreign	(22,196)	(7,893)	(9,690)
Total	$ (16,926)	$ 4,827	$ (96,534)

The 2022 income tax benefit is primarily due to a $7.5 million income tax benefit from operating losses at certain TRS entities and an income tax benefit of $11.9 million from an internal restructuring of foreign TRS entities. The 2021 income tax expense is due to a $3.5 million deferred tax expense related to an internal restructuring of certain U.S. TRS entities, a $3.3 million deferred tax expense related to the revaluation of certain deferred tax liabilities as a result of enacted tax rate changes in the United Kingdom, and a $3.7 million deferred tax expense related to the release of certain residual tax effects from marketable debt securities. The 2020 income tax benefit was primarily due to a $95.9 million net deferred tax benefit from an internal restructuring of certain TRS entities, partially offset by a valuation allowance recorded against certain deferred tax assets.

Although the TRS entities and certain other foreign entities have paid minimal cash federal, state and foreign income taxes for the year ended December 31, 2022, their income tax liabilities may increase in future years as we exhaust net operating loss ("NOL") carryforwards and as our senior living and other operations grow. Such increases could be significant.

A reconciliation of income tax expense and benefit, which is computed by applying the federal corporate tax rate for the years ended December 31, 2022, 2021 and 2020, to the income tax expense and benefit is as follows (dollars in thousands):

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Tax at statutory rate on earnings from continuing operations before unconsolidated entities, noncontrolling interest and income taxes	$ (19,733)	$ (34,127)	$ 27,132
State income taxes, net of federal benefit	(5,411)	(8,256)	(1,967)
Change in valuation allowance from ordinary operations	53,117	59,572	86,359
Tax at statutory rate on earnings not subject to federal income taxes	(31,528)	(22,869)	(53,808)
Foreign rate differential and foreign taxes	123	4,405	3,342
Change in tax status of TRS	(1,961)	3,485	(150,287)
Other differences	(11,533)	2,617	(7,305)
Income tax (benefit) expense	$ (16,926)	$ 4,827	$ (96,534)

Each TRS is a tax-paying component for purposes of classifying deferred tax assets and liabilities. The tax effects of temporary differences and carryforwards included in the net deferred tax liabilities are summarized as follows (dollars in thousands):

	As of December 31,		
	2022	**2021**	**2020**
Property, primarily differences in depreciation and amortization, the tax basis of land assets and the treatment of interests and certain costs	$ (34,734)	$ (58,691)	$ (60,494)
Operating loss and interest deduction carryforwards	220,891	187,407	124,606
Expense accruals and other	16,723	21,628	10,516
Valuation allowance	(227,960)	(198,450)	(127,279)
Net deferred tax liabilities	$ (25,080)	$ (48,106)	$ (52,651)

Our net deferred tax liability decreased $23.0 million during 2022 primarily due to a $7.5 million impact from operating losses at certain TRS entities and the reversal of $11.9 million of deferred tax liabilities from an internal restructuring of foreign TRS entities. Our net deferred tax liability decreased $4.5 million during 2021 due to a $3.5 million deferred tax expense related to an internal restructuring of certain U.S. TRS entities, a $3.3 million deferred tax expense related to the revaluation of certain deferred tax liabilities as a result of enacted tax rate changes in the United Kingdom, and a $3.7 million deferred tax expense related to the release of certain residual tax effects from marketable debt securities. Our net deferred tax liability decreased $100.7 million during 2020 primarily due to a change in the tax status of certain of our TRS entities. This was offset by the recording of valuation allowances against $54.4 million of other deferred tax assets.

Due to uncertainty regarding the realization of certain deferred tax assets, we have established valuation allowances, primarily in connection with the NOL carryforwards related to certain TRSs. The amounts related to NOLs at the TRS entities for 2022, 2021 and 2020 are $171.0 million, $140.6 million and $83.2 million, respectively.

We are subject to corporate-level taxes ("built-in gains tax") for any asset dispositions during the five year period immediately after the assets were owned by a C corporation (either prior to our REIT election, through stock acquisition or merger). The amount of income potentially subject to built-in gains tax is generally equal to the lesser of the excess of the fair value of the asset over its adjusted tax basis as of the date it became a REIT asset or the actual amount of gain. Some, but not all, future gains could be offset by available NOL carryforwards.

At December 31, 2022, 2021 and 2020, the REIT had NOL carryforwards of $1.1 billion, $1.1 billion and $896.4 million, respectively. Additionally, the REIT has $10.8 million of federal income tax credits that were carried over from acquisitions. These amounts can be used to offset future taxable income (or taxable income for prior years if an audit determines that tax is owed), if any. The REIT will be entitled to utilize NOLs and tax credit carryforwards only to the extent that REIT taxable income exceeds our deduction for dividends paid. Certain NOL and credit carryforwards are limited as to their utilization by Section 382 of the Code. The remaining REIT carryforwards begin to expire in 2023.

For the years ended December 31, 2022 and 2021, the net difference between tax bases and the reported amount of REIT assets and liabilities for federal income tax purposes was approximately $3.0 billion and $3.3 billion, respectively, less than the book bases of those assets and liabilities for financial reporting purposes.

Generally, we are subject to audit under the statute of limitations by the Internal Revenue Service ("IRS") for the year ended December 31, 2019 and subsequent years and are subject to audit by state taxing authorities for the year ended December 31, 2018 and subsequent years. We are subject to audit generally under the statutes of limitation by the Canada Revenue Agency and provincial authorities with respect to the Canadian entities for the year ended December 31, 2018 and subsequent years. We are subject to audit in the United Kingdom generally for the periods ended in and subsequent to 2021.

The following table summarizes the activity related to our unrecognized tax benefits (dollars in thousands):

	2022	2021
Balance as of January 1	$ 6,082	$ 6,057
Additions to tax positions related to prior years	2	29
Subtractions to tax positions related to prior years	(256)	(4)
Balance as of December 31	$ 5,828	$ 6,082

Included in these unrecognized tax benefits of $5.8 million and $6.1 million at December 31, 2022 and 2021, respectively, were $5.0 million and $5.3 million of tax benefits at December 31, 2022 and 2021, respectively, that, if recognized, would reduce our annual effective tax rate. We accrued no interest or penalties related to the unrecognized tax benefits during 2022. We do not expect our unrecognized tax benefits to increase or decrease materially in 2023.

As a part of the transfer pricing structure in the normal course of business, the REIT enters into transactions with certain TRSs, such as leasing transactions, other capital financing and allocation of general and administrative costs, which transactions are intended to comply with the IRS and foreign tax authority transfer pricing rules.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

From time to time, we are party to various lawsuits, investigations, claims and other legal and regulatory proceedings arising in connection with our business. In certain circumstances, regardless of whether we are a named party in a lawsuit, investigation, claim or other legal or regulatory proceeding, we may be contractually obligated to indemnify, defend and hold harmless our tenants, operators, managers or other third parties against, or may otherwise be responsible for, such actions, proceedings or claims. These claims may include, among other things, professional liability and general liability claims, commercial liability claims, unfair business practices claims and employment claims, as well as regulatory proceedings, including proceedings related to our senior housing operating portfolio, where we are typically the holder of the applicable healthcare license. These claims may not be fully insured and some may allege large damage amounts.

It is the opinion of management, that the disposition of any such lawsuits, investigations, claims and other legal and regulatory proceedings that are currently pending will not, individually or in the aggregate, have a material adverse effect on us. However, regardless of the merits of a particular action, investigation or claim, we may be forced to expend significant financial resources to defend and resolve these matters. We are unable to predict the ultimate outcome of these lawsuits, investigations, claims and other legal and regulatory proceedings, and if management's assessment of our liability with respect thereto is incorrect, such actions, investigations and claims could have a material adverse effect on us.

Operating Leases

We lease land, equipment and corporate office space. At inception, we establish an operating lease asset and operating lease liability represented as the present value of future minimum lease payments. As our leases do not provide an implicit rate, we use a discount rate that approximates our incremental borrowing rate available at lease commencement to determine the present value of lease payments. The incremental borrowing rates were adjusted for the length of the individual lease term. The weighted average discount rate and remaining lease term of our leases are 7.33% and 36.0 years, respectively. Operating lease assets and liabilities are not recognized for leases with an initial term of 12 months or less, as these short-term leases are accounted for similar to previous guidance.

Our lease expense primarily consists of ground leases, which is included in interest expense in our Consolidated Statements of Income. For the years ended December 31, 2022, 2021 and 2020, we recognized $31.9 million, $31.9 million and $32.1 million of expense relating to our leases. For the years ended December 31, 2022, 2021 and 2020, cash paid for leases was $24.0 million, $25.1 million and $25.4 million, respectively, as reported within operating cash outflows in our Consolidated Statements of Cash Flows.

The following table summarizes future minimum lease obligations under non-cancelable ground and other operating leases as of December 31, 2022 (dollars in thousands):

2023	$	21,369
2024		20,305
2025		15,960
2026		15,904
2027		15,198
Thereafter		572,204
Total undiscounted minimum lease payments		660,940
Less: imputed interest		(470,500)
Operating lease liabilities	$	190,440

NOTE 15 – EARNINGS PER SHARE

The following table shows the amounts used in computing our basic and diluted earnings per share (in thousands, except per share amounts):

	For the Years Ended December 31,		
	2022	2021	2020
Numerator for basic and diluted earnings per share:			
(Loss) income from continuing operations	$ (40,931) $	56,559 $	441,185
Net (loss) income	(40,931)	56,559	441,185
Net income attributable to noncontrolling interests	6,516	7,551	2,036
Net (loss) income attributable to common stockholders	$ (47,447) $	49,008 $	439,149
Denominator:			
Denominator for basic earnings per share—weighted average shares	399,549	382,785	373,368
Effect of dilutive securities:			
Stock options	—	34	—
Restricted stock awards	390	365	171
OP unitholder interests	3,515	3,120	2,964
Denominator for diluted earnings per share—adjusted weighted average shares	403,454	386,304	376,503
Basic earnings per share:			
(Loss) income from continuing operations	$ (0.10) $	0.15 $	1.18
Net (loss) income attributable to common stockholders	(0.12)	0.13	1.18
Diluted earnings per share: [1]			
(Loss) income from continuing operations	$ (0.10) $	0.15 $	1.17
Net (loss) income attributable to common stockholders	(0.12)	0.13	1.17

[1] Potential common shares are not included in the computation of diluted earnings per share when a loss from continuing operations exists as the effect would be an antidilutive per share amount.

There were 3.6 million, 3.1 million and 4.0 million anti-dilutive options outstanding for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 16 – PERMANENT AND TEMPORARY EQUITY

Capital Stock

In September 2021, we issued approximately 13.3 million shares of our common stock at a value of $751.2 million in connection with the New Senior Acquisition.

We participate in an "at-the-market" equity offering program ("ATM program"), pursuant to which we may, from time to time, sell up to $1.0 billion aggregate gross sales price of shares of our common stock. There were no issuances under the ATM program for the year ended December 31, 2022. During the years ended December 31, 2021 and 2020, we sold 10.9 million and 1.5 million shares of our common stock under our previous ATM program for gross proceeds of $626.4 million and $66.6 million, respectively, at an average gross price of $57.71 and $44.88 per share, respectively.

Excess Share Provision

In order to preserve our ability to maintain REIT status, our Amended and Restated Certificate of Incorporation (our "Charter") provides that if a person acquires beneficial ownership of more than 9% of our outstanding common stock or 9.9% of our outstanding preferred stock, the shares that are beneficially owned in excess of such limit are deemed to be excess shares. These shares are automatically deemed transferred to a trust for the benefit of a charitable institution or other qualifying organization selected by our Board of Directors. The trust is entitled to all dividends with respect to the shares, and the trustee may exercise all voting power over the shares.

We have the right to buy the excess shares for a purchase price equal to the lesser of the price per share in the transaction that created the excess shares or the market price on the date we buy the shares, and we may defer payment of the purchase price for the excess shares for up to five years. If we do not purchase the excess shares, the trustee of the trust is required to transfer the excess shares at the direction of the Board of Directors. The owner of the excess shares is entitled to receive the lesser of the proceeds from the sale or the original purchase price for such excess shares, and any additional amounts are payable to the beneficiary of the trust. As of December 31, 2022, there were no shares in the trust.

Our Board of Directors is empowered to grant waivers from the excess share provisions of our Charter.

Accumulated Other Comprehensive Loss

The following is a summary of our accumulated other comprehensive loss (dollars in thousands):

	As of December 31,	
	2022	2021
Foreign currency translation loss	$ (60,364)	$ (56,227)
Unrealized (loss) gain on available for sale securities	—	1,836
Unrealized gain (loss) on derivative instruments	23,564	(10,129)
Total accumulated other comprehensive loss	$ (36,800)	$ (64,520)

Redeemable OP Unitholder and Noncontrolling Interests

The following is a roll-forward of our redeemable OP unitholder and noncontrolling interests for 2022 (dollars in thousands):

	Redeemable OP Unitholder Interests	Redeemable Noncontrolling Interests	Total Redeemable OP Unitholder and Noncontrolling Interests
Balance as of December 31, 2021	$ 182,112	$ 98,171	$ 280,283
New issuances	—	8,491	8,491
Change in fair value	(11,480)	(4,675)	(16,155)
Dispositions	—	—	—
Distributions and other	(6,276)	—	(6,276)
Redemptions	(1,693)	—	(1,693)
Balance as of December 31, 2022	$ 162,663	$ 101,987	$ 264,650

NOTE 17 – RELATED PARTY TRANSACTIONS

Atria provides comprehensive property management and accounting services with respect to our senior housing communities that Atria operates, for which we pay annual management fees pursuant to long-term management agreements. For the years ended December 31, 2022, 2021 and 2020, we incurred fees to Atria of $61.5 million, $50.8 million and $54.1 million, respectively, the majority of which are recorded within property-level operating expenses in our Consolidated Statements of Income. For the year ended December 31, 2022, we incurred fees to Atria of $6.1 million primarily in connection with the transition of senior housing communities operated by Atria, which are recorded within transaction expenses and deal costs in our Consolidated Statements of Income. For the years ended December 31, 2021 and 2020, we paid fees to Atria of $20.3 million and $1.1 million, respectively, in connection with the sale or transition of senior housing communities operated by Atria. These fees are considered transaction costs and are primarily recorded within depreciation and amortization expense in our Consolidated Statements of Income.

We hold a 34% ownership interest in Atria, which entitles us to customary minority rights and protections, including the right to appoint two members to the Atria Board of Directors.

As of December 31, 2022, we leased 11 hospitals to Ardent pursuant to a single, triple-net master lease agreement. For the years ended December 31, 2022, 2021 and 2020, we recognized rental income from Ardent of $130.5 million, $127.2 million and $122.6 million, respectively, relating to the Ardent master lease. As of December 31, 2022, we also leased 19 MOBs to Ardent under separate leases included in our office operations reportable business segment and recognized rental income of $12.1 million for the year ended December 31, 2022.

We also hold a 9.8% ownership interest in Ardent, which entitles us to customary minority rights and protections, as well as the right to appoint one member to the Ardent Board of Directors. In September 2022, Ardent's majority equity owner entered into a definitive purchase agreement to sell a minority equity investment in Ardent to a third-party investor. We have the right to, and have elected to, participate in the proposed transaction by selling a pro-rata portion of our ownership interest to the third-party investor on the same terms. If the proposed transaction is consummated, our ownership interest in Ardent would be reduced. The transaction is subject to customary closing conditions, including regulatory approvals and we cannot assure you that the transaction will close.

ESL ceased operation of its management business in early 2022 following completion of the transition of 90 senior housing communities to other operators. We held a 34% ownership interest in ESL, which entitled us to customary minority rights and protections, including the right to appoint two members to the ESL Board of Directors. ESL provided comprehensive property management and accounting services with respect to our senior housing communities that ESL operated, for which we paid annual management fees pursuant to a management agreement. For the years ended December 31, 2021 and 2020, we incurred fees to ESL of $11.8 million and $15.1 million, respectively, the majority of which are recorded within property-level operating expenses in our Consolidated Statements of Income. For the year ended December 31, 2022, no fees were incurred. In connection with the transition of the operations of 90 senior housing communities, in 2021 we paid ESL $24.0 million, which is recorded within transaction expenses and deal costs in our Consolidated Statements of Income. For the years ended December

31, 2020, we incurred fees paid to ESL of $5.2 million, which is primarily recorded within transaction expenses and deal costs in our Consolidated Statements of Income.

NOTE 18 – SEGMENT INFORMATION

As of December 31, 2022, we operated through three reportable business segments: triple-net leased properties, SHOP and office operations. In our triple-net leased properties reportable business segment, we invest in and own senior housing and healthcare properties throughout the United States and the United Kingdom and lease those properties to healthcare operating companies under triple-net or absolute-net leases that obligate the tenants to pay all property-related expenses. In our SHOP reportable business segment, we invest in senior housing communities throughout the United States and Canada and engage independent operators, such as Atria and Sunrise, to manage those communities. In our office operations reportable business segment, we primarily acquire, own, develop, lease and manage MOBs and life science, research and innovation centers throughout the United States. Information provided for "non-segment" includes management fees and promote revenues, net of expenses related to our third-party institutional capital management business, income from loans and investments and various corporate-level expenses not directly attributable to any of our three reportable business segments. Assets included in "non-segment" consist primarily of corporate assets, including cash, restricted cash, loans receivable and investments, and miscellaneous accounts receivable.

Our chief operating decision maker evaluates performance of the combined properties in each reportable business segment and determines how to allocate resources to those segments, in significant part, based on NOI and related measures for each segment. We define NOI as total revenues, less interest and other income, property-level operating expenses and third party capital management expenses. We consider NOI useful because it allows investors, analysts and our management to measure unlevered property-level operating results and to compare our operating results to the operating results of other real estate companies between periods on a consistent basis. In order to facilitate a clear understanding of our historical consolidated operating results, NOI should be examined in conjunction with net income attributable to common stockholders as presented in our Consolidated Financial Statements and other financial data included elsewhere in this Annual Report on Form 10-K. See "Non-GAAP Financial Measures" included elsewhere in this Annual Report on Form 10-K for additional disclosure and reconciliations of net income attributable to common stockholders, as computed in accordance with GAAP, to NOI.

Interest expense, depreciation and amortization, general, administrative and professional fees, income tax expense and other non-property-specific revenues and expenses are not allocated to individual reportable business segments for purposes of assessing segment performance. There are no intersegment sales or transfers.

Summary information by reportable business segment is as follows (dollars in thousands):

	For the Year Ended December 31, 2022				
	SHOP	Office Operations	Triple-Net Leased Properties	Non-Segment	Total
Revenues:					
Rental income	$ —	$ 801,159	$ 598,154	$ —	$ 1,399,313
Resident fees and services	2,651,886	—	—	—	2,651,886
Third party capital management revenues	—	2,448	—	23,751	26,199
Income from loans and investments	—	—	—	48,160	48,160
Interest and other income	—	—	—	3,635	3,635
Total revenues	$ 2,651,886	$ 803,607	$ 598,154	$ 75,546	$ 4,129,193
Total revenues	$ 2,651,886	$ 803,607	$ 598,154	$ 75,546	$ 4,129,193
Less:					
Interest and other income	—	—	—	3,635	3,635
Property-level operating expenses	2,004,420	257,003	15,301	—	2,276,724
Third party capital management expenses	—	—	—	6,194	6,194
NOI	$ 647,466	$ 546,604	$ 582,853	$ 65,717	1,842,640
Interest and other income					3,635
Interest expense					(467,557)
Depreciation and amortization					(1,197,798)
General, administrative and professional fees					(144,874)
Loss on extinguishment of debt, net					(581)
Transaction expenses and deal costs					(51,577)
Allowance on loans receivable and investments					(19,757)
Other					(58,268)
Income from unconsolidated entities					28,500
Gain on real estate dispositions					7,780
Income tax benefit					16,926
Loss from continuing operations					(40,931)
Net loss					(40,931)
Net income attributable to noncontrolling interests					6,516
Net loss attributable to common stockholders					$ (47,447)

		For the Year Ended December 31, 2021			
	SHOP	**Office Operations**	**Triple-Net Leased Properties**	**Non-Segment**	**Total**
Revenues:					
Rental income	$ —	$ 794,297	$ 653,823	$ —	$ 1,448,120
Resident fees and services	2,270,001	—	—	—	2,270,001
Third party capital management revenues	—	8,384	—	11,712	20,096
Income from loans and investments	—	—	—	74,981	74,981
Interest and other income	—	—	—	14,809	14,809
Total revenues	$ 2,270,001	$ 802,681	$ 653,823	$ 101,502	$ 3,828,007
Total revenues	$ 2,270,001	$ 802,681	$ 653,823	$ 101,502	$ 3,828,007
Less:					
Interest and other income	—	—	—	14,809	14,809
Property-level operating expenses	1,811,728	257,001	15,335	—	2,084,064
Third party capital management expenses	—	1,798	—	2,635	4,433
NOI	$ 458,273	$ 543,882	$ 638,488	$ 84,058	1,724,701
Interest and other income					14,809
Interest expense					(440,089)
Depreciation and amortization					(1,197,403)
General, administrative and professional fees					(129,758)
Loss on extinguishment of debt, net					(59,299)
Transaction expenses and deal costs					(47,318)
Allowance on loans receivable and investments					9,082
Other					(37,110)
Income from unconsolidated entities					4,983
Gain on real estate dispositions					218,788
Income tax expense					(4,827)
Income from continuing operations					56,559
Net income					56,559
Net income attributable to noncontrolling interests					7,551
Net income attributable to common stockholders					$ 49,008

	SHOP	Office Operations	Triple-Net Leased Properties	Non-Segment	Total
For the Year Ended December 31, 2020					
Revenues:					
Rental income	$ —	$ 799,627	$ 695,265	$ —	$ 1,494,892
Resident fees and services	2,197,160	—	—	—	2,197,160
Third party capital management revenues	—	8,675	—	6,516	15,191
Income from loans and investments	—	—	—	80,505	80,505
Interest and other income	—	—	—	7,609	7,609
Total revenues	$ 2,197,160	$ 808,302	$ 695,265	$ 94,630	$ 3,795,357
Total revenues	$ 2,197,160	$ 808,302	$ 695,265	$ 94,630	$ 3,795,357
Less:					
Interest and other income	—	—	—	7,609	7,609
Property-level operating expenses	1,658,671	256,612	22,160	—	1,937,443
Third party capital management expenses	—	2,315	—	—	2,315
NOI	$ 538,489	$ 549,375	$ 673,105	$ 87,021	1,847,990
Interest and other income					7,609
Interest expense					(469,541)
Depreciation and amortization					(1,109,763)
General, administrative and professional fees					(130,158)
Loss on extinguishment of debt, net					(10,791)
Transaction expenses and deal costs					(29,812)
Allowance on loans receivable and investments					(24,238)
Other					(707)
Income from unconsolidated entities					1,844
Gain on real estate dispositions					262,218
Income tax benefit					96,534
Income from continuing operations					441,185
Net income					441,185
Net income attributable to noncontrolling interests					2,036
Net income attributable to common stockholders					$ 439,149

Assets by reportable business segment are as follows (dollars in thousands):

	As of December 31,			
Assets:	**2022**		**2021**	
SHOP	$ 12,369,218	51.2 %	$ 12,811,611	51.8 %
Office operations	6,558,416	27.1	6,341,888	25.7
Triple-net leased properties	4,272,303	17.7	4,578,534	18.5
Non-segment	957,903	4.0	985,753	4.0
Total assets	$ 24,157,840	100.0%	$ 24,717,786	100.0%

Capital expenditures, including investments in real estate property and development project expenditures, by reportable business segment are as follows (dollars in thousands):

	For the Years Ended December 31,		
Capital expenditures:	**2022**	**2021**	**2020**
SHOP	$ 423,420	$ 1,463,551	$ 191,891
Office operations	472,662	245,546	372,475
Triple-net leased properties	4,614	92,924	42,930
Total capital expenditures	$ 900,696	$ 1,802,021	$ 607,296

Our portfolio of properties and mortgage loan and other investments are located in the United States, Canada and the United Kingdom. Revenues are attributed to an individual country based on the location of each property. Geographic information regarding our operations is as follows (dollars in thousands):

	For the Years Ended December 31,		
Revenues:	**2022**	**2021**	**2020**
United States	$ 3,652,327	$ 3,363,197	$ 3,381,357
Canada	449,091	434,862	389,205
United Kingdom	27,775	29,948	24,795
Total revenues	$ 4,129,193	$ 3,828,007	$ 3,795,357

	As of December 31,	
Net real estate property:	**2022**	**2021**
United States	$ 18,168,224	$ 18,562,738
Canada	2,782,350	3,007,008
United Kingdom	209,876	247,092
Total net real estate property	$ 21,160,450	$ 21,816,838

VENTAS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
(Dollars in thousands)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Reconciliation of real estate:			
Carrying cost:			
Balance at beginning of period	$ 28,479,870	$ 26,850,442	$ 27,133,514
Additions during period:			
Acquisitions	460,959	2,413,570	249,290
Capital expenditures	443,710	423,752	485,479
Deductions during period:			
Foreign currency translation	(350,188)	17,030	80,302
Other [(1)]	(265,942)	(1,224,924)	(1,098,143)
Balance at end of period	$ 28,768,409	$ 28,479,870	$ 26,850,442
Accumulated depreciation:			
Balance at beginning of period	$ 7,433,480	$ 6,967,413	$ 6,200,230
Additions during period:			
Depreciation expense	907,134	865,627	809,067
Dispositions:			
Sales and/or transfers to assets held for sale	(72,047)	(401,208)	(82,559)
Foreign currency translation	(37,407)	1,648	40,675
Balance at end of period	$ 8,231,160	$ 7,433,480	$ 6,967,413

_____

[(1)] Other may include sales, transfers to assets held for sale and impairments.

VENTAS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(Dollars in thousands)

Description	Count	Encumbrances	Initial Cost to Company — Land and Improvements	Initial Cost to Company — Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (1)	Gross Amount Carried at Close of Period — Land and Improvements	Gross Amount Carried at Close of Period — Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired	Life on which Depreciation In Income Statement is Computed
UNITED STATES PROPERTIES													
Senior Housing													
Atria Senior Living	213	$ 519,795	$ 620,020	$ 5,562,067	$ 620,708	$ 646,063	$ 6,156,732	$ 6,802,795	$ 1,798,095	$ 5,004,700	1835 - 2013	2007 - 2021	13 - 54 years
Brookdale Senior Living	129	48,040	191,164	2,026,833	142,934	191,398	2,169,533	2,360,931	955,838	1,405,093	1915 - 2012	2004 - 2021	24 - 35 years
Sunrise Senior Living	80	—	198,915	2,113,355	213,682	211,200	2,314,752	2,525,952	1,054,266	1,471,686	1987 - 2009	2007 - 2012	35 - 35 years
Sinceri Senior Living	35	—	57,120	590,981	47,177	56,028	639,250	695,278	242,250	453,028	1974 - 2005	2006 - 2015	35 - 35 years
Priority Life Care Properties	26	—	25,356	279,159	36,906	26,232	315,189	341,421	124,292	217,129	1920 - 2008	2006 - 2019	35 - 35 years
Koelsch Senior Communities	19	74,556	27,721	292,414	13,285	28,131	305,289	333,420	65,045	268,375	1972 - 2017	2011 - 2017	35 - 35 years
Discovery Senior Living	19	—	23,308	268,214	32,331	24,229	299,624	323,853	103,856	219,997	1984 - 2005	2006 - 2014	35 - 35 years
Sodalis Senior Living	18	—	21,451	208,224	2,518	21,630	210,563	232,193	84,743	147,450	1996 - 2007	2006 - 2015	35 - 35 years
Matthews Senior Living	14	—	11,470	25,011	(15,253)	8,906	12,322	21,228	9,683	11,545	1985 - 2007	2011 - 2011	35 - 35 years
American House	13	—	6,593	146,157	16,564	7,680	161,634	169,314	61,208	108,106	1998 - 2000	2006 - 2014	35 - 35 years
Azura Memory Care	13	—	6,361	53,002	10,850	7,200	63,013	70,213	20,726	49,487	1990 - 2019	2011 - 2019	35 - 35 years
Milestone Retirement Communities	12	—	17,956	188,500	2,832	17,956	191,332	209,288	53,592	155,696	1965 - 2011	2011 - 2014	35 - 35 years
Avamere Family of Companies	11	—	20,407	113,192	6,609	20,653	119,555	140,208	42,209	97,999	1998 - 2012	2011 - 2015	35 - 35 years
Hawthorn Senior Living	10	57,383	35,668	220,099	8,126	35,718	228,175	263,893	12,737	251,156	1998 - 2008	2021 - 2021	27 - 50 years
Meridian Senior Living	10	—	17,977	77,599	1,416	17,977	79,015	96,992	28,491	68,501	1972 - 2012	2011 - 2015	35 - 35 years
Ridgeline Management Company	10	—	11,405	94,242	3,219	11,405	97,461	108,866	29,630	79,236	1972 - 2007	2011 - 2021	11 - 35 years
Sonida Senior Living	10	—	14,080	118,512	25,991	14,462	144,121	158,583	59,673	98,910	1977 - 1998	2005 - 2012	35 - 35 years
Other Senior Housing Operators	67	83,133	115,658	1,030,904	45,210	114,520	1,077,252	1,191,772	303,940	887,832	1979 - 2020	2004 - 2022	12 - 39 years
Other Senior Housing CIP	1	—	—	73	—	—	73	73	—	73	CIP	CIP	CIP
Total Senior Housing	**710**	**782,907**	**1,422,630**	**13,408,538**	**1,215,105**	**1,461,388**	**14,584,885**	**16,046,273**	**5,050,274**	**10,995,999**			
Medical Office													
Lillibridge	194	37,821	150,207	1,992,555	505,405	149,840	2,498,327	2,648,167	996,900	1,651,267	1960 - 2016	2004 - 2021	4 - 39 years
PMB RES	38	238,647	73,863	972,701	119,813	75,214	1,091,163	1,166,377	359,768	806,609	1972 - 2019	2011 - 2019	19 - 35 years
Ardent Health Services	19	—	5,638	214,808	600	5,638	215,408	221,046	7,887	213,159	1974 - 2011	2018 - 2022	35 - 35 years
Memorial Health System	12	—	2,346	25,031	13,166	2,451	38,092	40,543	20,981	19,562	1976 - 2002	2010 - 2010	35 - 35 years
Other MOBs	65	479	110,447	887,801	46,901	107,059	938,090	1,045,149	297,571	747,578	1984 - 2019	2004 - 2022	25 - 35 years
Other MOBs CIP	1	—	—	—	—	—	—	—	—	—	CIP	CIP	CIP
Total Medical Office	**329**	**276,947**	**342,501**	**4,092,896**	**685,885**	**340,202**	**4,781,080**	**5,121,282**	**1,683,107**	**3,438,175**			

Description	Count	Encumbrances	Initial Cost to Company: Land and Improvements	Initial Cost to Company: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition [(1)]	Gross Amount Carried at Close of Period: Land and Improvements	Gross Amount Carried at Close of Period: Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired	Life on which Depreciation In Income Statement is Computed
Life Science, Research & Innovation													
Wexford	32	242,600	92,229	1,582,631	125,979	94,181	1,706,658	1,800,839	309,613	1,491,226	1923 - 2019	2016 - 2022	15 - 60 years
Other Life Science	2	—	1,194	76,515	68	1,194	76,583	77,777	7,204	70,573	2010 - 2016	2020 - 2020	35 - 35 years
Other Life Science CIP	10	—	52,956	49,312	—	52,956	49,312	102,268	3,901	98,367	CIP	CIP	CIP
Total Life Science, R&I	**44**	**242,600**	**146,379**	**1,708,458**	**126,047**	**148,331**	**1,832,553**	**1,980,884**	**320,718**	**1,660,166**			
IRFs & LTACs													
Kindred Healthcare	29	—	33,385	222,156	(1,000)	32,385	222,156	254,541	207,147	47,394	1937 - 1995	1976 - 2020	20 - 40 years
Other IRFs & LTACs	7	—	11,057	167,682	1,068	11,057	168,750	179,807	44,750	135,057	1989 - 2012	2011 - 2015	35 - 36 years
Total IRFs & LTACs	**36**	**—**	**44,442**	**389,838**	**68**	**43,442**	**390,906**	**434,348**	**251,897**	**182,451**			
Health Systems													
Ardent Health Services	10	—	98,428	1,126,010	78,104	97,416	1,205,126	1,302,542	252,999	1,049,543	1928 - 2020	2015 - 2020	20 - 47 years
Skilled Nursing													
Genesis Healthcare	12	—	11,350	164,745	(5,708)	11,350	159,037	170,387	73,087	97,300	1897 - 1995	2004 - 2011	30 - 35 years
Other Skilled Nursing	4	—	1,636	18,793	1,405	1,816	20,018	21,834	13,500	8,334	1955 - 1990	1991 - 2009	29 - 40 years
Total Skilled Nursing	**16**	**—**	**12,986**	**183,538**	**(4,303)**	**13,166**	**179,055**	**192,221**	**86,587**	**105,634**			
CANADIAN PROPERTIES													
Senior Housing													
Le Groupe Maurice	35	1,094,556	149,601	1,815,395	(6,378)	146,110	1,812,508	1,958,618	144,733	1,813,885	2000 - 2022	2019 - 2022	40 - 60 years
Atria Senior Living	29	—	75,553	845,363	(72,107)	66,479	782,330	848,809	236,902	611,907	1988 - 2008	2014 - 2014	35 - 35 years
Sunrise Senior Living	12	—	46,600	418,821	(70,388)	38,786	356,247	395,033	162,284	232,749	2000 - 2007	2007 - 2007	35 - 35 years
Brightwater Senior Living	6	—	25,172	146,694	(10,890)	23,471	137,505	160,976	5,567	155,409	2006 - 2012	2021 - 2021	35 - 35 years
Other Senior Housing CIP	2	37,087	14,832	92,133	—	14,832	92,133	106,965	—	106,965	CIP	CIP	CIP
Total Senior Housing	**84**	**1,131,643**	**311,758**	**3,318,406**	**(159,763)**	**289,678**	**3,180,723**	**3,470,401**	**549,486**	**2,920,915**			
UNITED KINGDOM PROPERTIES													
Senior Housing													
Canford Healthcare Limited	12	—	42,445	84,181	(21,537)	35,037	70,052	105,089	16,863	88,226	1980 - 2014	2015 - 2017	40 - 40 years
International Hospital													
Spire Healthcare	3	—	11,903	136,628	(33,162)	9,245	106,124	115,370	19,229	96,141	1980 - 2010	2014 - 2014	50 - 50 years
TOTAL	**1,244**	**$ 2,434,097**	**$ 2,433,472**	**$ 24,448,493**	**$ 1,886,444**	**$ 2,437,905**	**$ 26,330,504**	**$ 28,768,409**	**$ 8,231,160**	**$ 20,537,249**			

(1) Adjustments to basis included provisions for asset impairments, partial dispositions, costs capitalized subsequent to acquisitions and foreign currency translation adjustments.

123

VENTAS, INC.
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
December 31, 2022
(Dollars in thousands)

Location	Interest Rate	Fixed / Variable	Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans Subject to Delinquent Principal or Interest
First mortgage relating to 1 senior housing property located in:								
Pennsylvania	Term SOFR plus 3.75%	Variable	11/4/2027	Interest only; principal payments start in 2024	$ —	$ 18,086	$ 18,100	$ —
First mortgage relating to 2 senior housing properties located in:								
Texas	Lesser of 9.50% or SOFR + 5.50%	Variable	6/16/2024	Interest only	—	7,226	7,152	—
Mezzanine loan relating to 153 properties located in:								
Multiple [1]	LIBOR + 6.42%	Variable	6/9/2023	Interest only	1,016,804	486,082	466,082	—
Total					$ 1,016,804	$ 511,394	$ 491,334	$ —

(1) The carrying amount includes a $20.0 million allowance recognized as of December 31, 2022. See "Note 6 – Loans Receivable and Investments" of the Notes to Consolidated Financial Statements.

Reconciliation of Mortgage Loans:

	Year Ended December 31,		
	2022	2021	2020
Beginning Balance	$ 486,200	$ 552,797	$ 642,218
Additions:			
New loans	25,247	—	66,000
Total additions	25,247	—	66,000
Deductions:			
Principal repayments	(113)	(66,597)	(155,170)
Allowance	(20,000)	—	—
Total deductions	(20,113)	(66,597)	(155,170)
Effect of foreign currency translation	—	—	(251)
Ending Balance	$ 491,334	$ 486,200	$ 552,797

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of December 31, 2022, at the reasonable assurance level.

Internal Control over Financial Reporting

The information set forth under "Management Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" included in Part II, Item 8 of this Annual Report is incorporated by reference into this Item 9A.

Internal Control Changes

During the fourth quarter of 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *Other Information*

Not applicable.

ITEM 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10 is incorporated by reference to the material under the headings "Election of Directors," "Our Executive Officers," "Securities Ownership," and "Corporate Governance and Board Matters" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2023.

ITEM 11. *Executive Compensation*

The information required by this Item 11 is incorporated by reference to the material under the headings "Executive Compensation," "Non-Employee Director Compensation" and "Corporate Governance and Board Matters" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2023.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 is incorporated by reference to the material under the headings "Equity Compensation Plan Information" and "Securities Ownership" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2023.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is incorporated by reference to the material under the heading "Corporate Governance and Board Matters," in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2023.

ITEM 14. *Principal Accountant Fees and Services*

The information required by this Item 14 is incorporated by reference to the material under the heading "Audit Matters" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2023.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

Financial Statements and Financial Statement Schedules

The following documents have been included in Part II, Item 8 of this Annual Report on Form 10-K:

	Page
Reports of Independent Registered Public Accounting Firm	72
Consolidated Balance Sheets as of December 31, 2022 and 2021	75
Consolidated Statements of Income for the Years Ended December 31, 2022, 2021 and 2020	76
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020	77
Consolidated Statements of Equity for the Years Ended December 31, 2022, 2021 and 2020	78
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	79
Notes to Consolidated Financial Statements	81
Consolidated Financial Statement Schedules	
Schedule III — Real Estate and Accumulated Depreciation	121
Schedule IV — Mortgage Loans on Real Estate	124

All other schedules have been omitted because they are inapplicable or not required or the information is included elsewhere in the Consolidated Financial Statements or notes thereto.

EXHIBITS

Exhibit Number	Description of Document	Location of Document
2.1	Agreement and Plan of Merger, dated as of June 28, 2021, by and among Ventas, Inc., Cadence Merger Sub LLC and New Senior Investment Group Inc.	Incorporated by reference herein. Previously filed as Exhibit 2.1 to our Current Report on Form 8-K, filed on June 28, 2021, File No. 001-10989.
3.1	Amended and Restated Certificate of Incorporation, as amended, of Ventas, Inc.	Incorporated by reference herein. Previously filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 5, 2011, File No. 001-10989.
3.2	Sixth Amended and Restated Bylaws, as amended, of Ventas, Inc.	Incorporated by reference herein. Previously filed as Exhibit 3.1 to our Current Report on Form 8-K, filed on June 1, 2022, File No. 001-10989.
4.1	Specimen common stock certificate.	Incorporated by reference herein. Previously filed as Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 12, 2016, File No. 001-10989.
4.2	Indenture dated as of September 26, 2013 by and among Ventas, Inc., Ventas Realty, Limited Partnership, as Issuer, the Guarantors named therein, as Guarantors, and U.S. Bank National Association, as Trustee.	Incorporated by reference herein. Previously filed as Exhibit 4.10 to our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 14, 2017, File No. 001-10989.
4.3	Second Supplemental Indenture dated as of September 26, 2013 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor, and U.S. Bank National Association, as Trustee, relating to the 5.700% Senior Notes due 2043.	Incorporated by reference herein. Previously filed as Exhibit 4.3 to our Current Report on Form 8-K, filed on September 26, 2013, File No. 001-10989.
4.4	Fourth Supplemental Indenture dated as of April 17, 2014 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor, and U.S. Bank National Association, as Trustee, relating to the 3.750% Senior Notes due 2024.	Incorporated by reference herein. Previously filed as Exhibit 4.3 to our Current Report on Form 8-K, filed on April 17, 2014, File No. 001-10989.
4.5	Fifth Supplemental Indenture dated as of January 14, 2015 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor, and U.S. Bank National Association, as Trustee, relating to the 3.500% Senior Notes due 2025.	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on January 14, 2015, File No. 001-10989.
4.6	Sixth Supplemental Indenture dated as of January 14, 2015 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor, and U.S. Bank National Association, as Trustee, relating to the 4.375% Senior Notes due 2045.	Incorporated by reference herein. Previously filed as Exhibit 4.3 to our Current Report on Form 8-K, filed on January 14, 2015, File No. 001-10989.
4.7	Indenture dated as of August 19, 1997 by and between Nationwide Health Properties, Inc. and The Bank of New York, as Trustee, relating to the 6.90% Series C Medium-Term Notes due 2037 and the 6.59% Series C Medium-Term Notes due 2038.	Incorporated by reference herein. Previously filed as Exhibit 1.2 to the Nationwide Health Properties, Inc. Current Report on Form 8-K, filed on August 19, 1997, File No. 001-09028 (see Exhibit 1.2 of complete submission text file).
4.8	Supplemental Indenture dated July 1, 2011 among Nationwide Health Properties, Inc., Needles Acquisition LLC, and The Bank of New York Mellon Trust Company, N.A., as successor Trustee, relating to the 6.90% Series C Medium-Term Notes due 2037 and the 6.59% Series C Medium-Term Notes due 2038.	Incorporated by reference herein. Previously filed as Exhibit 4.17 to our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 14, 2017, File No. 001-10989.
4.9	Indenture dated as September 24, 2014 by and among Ventas, Inc., Ventas Canada Finance Limited, the Guarantors parties thereto from time to time and Computershare Trust Company of Canada, as Trustee.	Incorporated by reference herein. Previously filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on October 24, 2014, File No. 001-10989.
4.10	Second Supplemental Indenture dated as of September 24, 2014 by and among Ventas Canada Finance Limited, as Issuer, Ventas, Inc., as Guarantor, and Computershare Trust Company of Canada, as Trustee, relating to the 4.125% Senior Notes, Series B due 2024.	Incorporated by reference herein. Previously filed as Exhibit 4.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on October 24, 2014, File No. 001-10989.

Exhibit Number	Description of Document	Location of Document
4.11	Fourth Supplemental Indenture dated as of June 1, 2017 by and among Ventas Canada Finance Limited, as Issuer, Ventas, Inc., as Guarantor, and Computershare Trust Company of Canada, as Trustee, relating to the 2.55% Senior Notes, Series D due 2023.	Incorporated by reference herein. Previously filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on July 28, 2017, File No. 001-10989.
4.12	Fifth Supplemental Indenture dated as of November 12, 2019 by and among Ventas Canada Finance Limited, as Issuer, Ventas, Inc., as Guarantor, and Computershare Trust Company of Canada, as Trustee, relating to the 2.80% Senior Notes, Series E due 2024.	Incorporated by reference herein. Previously filed as Exhibit 4.15 to our Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 24, 2020, File No. 001-10989.
4.13	Seventh Supplemental Indenture dated as of December 1, 2021 by and among Ventas Canada Finance Limited, as Issuer, Ventas, Inc., as Guarantor, and Computershare Trust Company of Canada, as Trustee, relating to the 2.45% Senior Notes, Series G due 2027.	Incorporated by reference herein. Previously filed as Exhibit 4.14 to our Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 18, 2022, File No. 001-10989.
4.14	Eighth Supplemental Indenture dated as of December 1, 2021 by and among Ventas Canada Finance Limited, as Issuer, Ventas, Inc., as Guarantor, and Computershare Trust Company of Canada, as Trustee, relating to the 3.30% Senior Notes, Series H due 2031.	Incorporated by reference herein. Previously filed as Exhibit 4.15 to our Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 18, 2022, File No. 001-10989.
4.15	Indenture dated as of July 16, 2015 by and among Ventas, Inc., Ventas Realty, Limited Partnership, as Issuer, the Guarantors named therein as Guarantors, and U.S. Bank National Association, as Trustee.	Incorporated by reference herein. Previously filed as Exhibit 4.1 to our Current Report on Form 8-K, filed on July 16, 2015, File No. 001-10989.
4.16	First Supplemental Indenture dated as of July 16, 2015 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas Inc., as Guarantor, and U.S. Bank National Association, as Trustee, relating to the 4.125% Senior Notes due 2026.	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on July 16, 2015, File No. 001-10989.
4.17	Third Supplemental Indenture dated as of September 21, 2016 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas Inc., as Guarantor, and U.S. Bank National Association, as Trustee, relating to the 3.250% Senior Notes due 2026.	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on September 21, 2016, File No. 001-10989.
4.18	Fourth Supplemental Indenture dated as of March 29, 2017 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor, and U.S. Bank National Association, as Trustee, relating to the 3.850% Senior Notes due 2027.	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on March 29, 2017, File No. 001-10989.
4.19	Indenture dated February 23, 2018 among Ventas, Inc., Ventas Realty, Limited Partnership, the Guarantors named therein, and U.S. Bank National Association, as Trustee	Incorporated by reference herein. Previously filed as Exhibit 4.1 to our Current Report on Form 8-K, filed on February 23, 2018, File No. 001-10989.
4.20	First Supplemental Indenture dated as of February 23, 2018 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor and U.S. Bank National Association, as Trustee relating to the 4.000% Senior Notes due 2028	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on February 23, 2018, File No. 001-10989.
4.21	Second Supplemental Indenture dated as of August 15, 2018 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor and U.S. Bank National Association, as Trustee relating to the 4.400% Senior Notes due 2029	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on August 15, 2018, File No. 001-10989.
4.22	Third Supplemental Indenture dated as of February 26, 2019 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor and U.S. Bank National Association, as Trustee relating to the 3.500% Senior Notes due 2024 and 4.875% Senior Notes due 2049	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on February 26, 2019, File No. 001-10989.

Exhibit Number	Description of Document	Location of Document
4.23	Fourth Supplemental Indenture dated as of July 3, 2019 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor and U.S. Bank National Association, as Trustee relating to the 2.650% Senior Notes due 2025	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on July 3, 2019, File No. 001-10989.
4.24	Fifth Supplemental Indenture dated as of August 21, 2019 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor and U.S. Bank National Association, as Trustee relating to the 3.000% Senior Notes due 2030	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on August 21, 2019, File No. 001-10989.
4.25	Sixth Supplemental Indenture dated as of April 1, 2020 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor and U.S. Bank National Association, as Trustee relating to the 4.750% Senior Notes due 2030.	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on April 1, 2020, File No. 001-10989.
4.26	Seventh Supplemental Indenture dated as of August 20, 2021 by and among Ventas Realty, Limited Partnership, as Issuer, Ventas, Inc., as Guarantor and U.S. Bank National Association, as Trustee relating to the 2.500% Senior Notes due 2031.	Incorporated by reference herein. Previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on August 20, 2021, File No. 001-10989.
4.27	Description of the Registrant's Securities.	Filed herewith.
10.1	First Amended and Restated Agreement of Limited Partnership of Ventas Realty, Limited Partnership.	Incorporated by reference herein. Previously filed as Exhibit 3.5 to our Registration Statement on Form S-4, as amended, filed on May 29, 2002, File No. 333-89312.
10.2	Credit and Guaranty Agreement, dated as of June 27, 2022, among Ventas Realty, Limited Partnership, a Delaware limited partnership, as borrower, Ventas, Inc., a Delaware corporation, as guarantor, the lending institutions party thereto from time to time, and Bank of America, N.A., as Administrative Agent.	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on June 30, 2022, File No. 001-10989
10.3	Third Amended and Restated Credit and Guaranty Agreement, dated as of January 29, 2021, among Ventas Realty, Limited Partnership, Ventas SSL Ontario II, Inc., Ventas SSL Ontario III, Inc., Ventas Canada Finance Limited, Ventas UK Finance, Inc., and Ventas Euro Finance, LLC, as Borrowers, Ventas, Inc., as Guarantor, the Lenders identified therein, Bank of America, N.A., as Administrative Agent, and Bank of America, N.A. and JPMorgan Chase Bank, N.A., as L/C Issuers.	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on February 2, 2021, File No. 001-10989.
10.4	First Amendment to the Third Amended and Restated Credit and Guaranty Agreement, dated as of October 5, 2021, among Ventas Realty, Limited Partnership, Ventas SSL Ontario II, Inc., Ventas SSL Ontario III, Inc., Ventas Canada Finance Limited, Ventas UK Finance, Inc., and Ventas Euro Finance, LLC, as Borrowers, Ventas, Inc., as Guarantor, and Bank of America, N.A., as Administrative Agent.	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 5, 2021 File No. 001-10989.

Exhibit Number	Description of Document	Location of Document
10.5	ATM Sales Agreement dated November 8, 2021, among Ventas, Inc. and BofA Securities, Inc., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Jefferies LLC, J.P. Morgan Securities LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, UBS Securities LLC, and Wells Fargo Securities LLC, as sales agents and as forward sellers, and Bank of America, N .A. Citibank, N.A., Credit Agricole Corporate and Investment Bank, Jefferies LLC, JPMorgan Chase Bank, National Association, Mizuho Markets Americas LLC, Morgan Stanley & Co. LLC, MUFG Securities EMEA plc, RBC Capital Markets, LLC, The Bank of Nova Scotia, The Toronto-Dominion Bank, UBS AG London Branch and Wells Fargo Bank, National Association, as forward purchasers.	Incorporated by reference herein. Previously filed as Exhibit 1.1 to our Current Report on Form 8-K, filed on November 8, 2021, File No. 001-10989.
10.6.1*	Ventas, Inc. 2006 Stock Plan for Directors, as amended.	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on April 27, 2012, File No. 001-10989.
10.7.2*	Form of Restricted Stock Unit Agreement—2006 Stock Plan for Directors.	Incorporated by reference herein. Previously filed as Exhibit 10.11.4 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, File No. 001-10989.
10.8.1*	Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on May 23, 2012, File No. 001-10989.
10.8.2*	First Amendment to the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.10.7 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on April 28, 2017, File No. 001-10989.
10.8.3*	Form of Stock Option Agreement (Employees) under the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.6.2 to our Annual Report on Form 10-K for the year ended December 31, 2014, filed February 13, 2015, File No. 001-10989.
10.9.4*	Form of Restricted Stock Agreement (Directors) under the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.5 to our Registration Form on S-8, filed on August 7, 2012, File No. 333-183121.
10.9.5*	Form of Restricted Stock Unit Agreement (Directors) under the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.6 to our Registration Form on S-8, filed on August 7, 2012, File No. 333-183121.
10.9.6*	Form of Performance-Based Restricted Stock Unit Agreement (CEO) under the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.10.8 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on April 28, 2017, File No. 001-10989.
10.9.7*	Form of Restricted Stock Unit Agreement (CEO) under the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.10.9 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on April 28, 2017, File No. 001-10989.
10.9.9*	Form of Performance-Based Restricted Stock Unit Agreement (Non-CEO) under the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.10.11 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on April 28, 2017, File No. 001-10989.
10.9.10*	Form of Restricted Stock Unit Agreement (Non-CEO) under the Ventas, Inc. 2012 Incentive Plan.	Incorporated by reference herein. Previously filed as Exhibit 10.10.12 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on April 28, 2017, File No. 001-10989.

Exhibit Number	Description of Document	Location of Document
10.10.1*	Ventas, Inc. Non-Employee Directors' Cash Compensation Deferral Plan (formerly the "Ventas Nonemployee Directors' Deferred Stock Compensation Plan")	Filed herewith.
10.10.2*	Deferral Election Form under the Ventas Nonemployee Directors' Deferred Stock Compensation Plan (used prior to December 2022)	Incorporated by reference herein. Previously filed as Exhibit 10.13.2 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, File No. 001-10989.
10.10.3*	Deferral Election Form under the Ventas, Inc. Non-Employee Directors' Cash Compensation Deferral Plan.	Filed herewith.
10.11.1*	Ventas, Inc. 2022 Incentive Plan	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on August 5, 2022, File No. 001-10989.
10.11.2*	Ventas, Inc. Non-Employee Directors' Equity Award Deferral Program Adopted Pursuant to the Ventas, Inc. 2022 Incentive Plan	Filed herewith.
10.11.3*	Deferral Election Form under the Ventas, Inc. Non-Employee Directors' Equity Award Deferral Program	Filed herewith.
10.11.4*	Restricted Stock Award granted to Sumit Roy on October 1, 2022 under the Ventas, Inc. 2022 Incentive Plan	Filed herewith.
10.11.5*	Form of Restricted Stock Unit Award under the Ventas, Inc. 2022 Incentive Plan (Non-Employee Directors)	Filed herewith.
10.11.6*	Form of Restricted Stock Unit Agreement under the Ventas, Inc. 2022 Incentive Plan (CEO)	Filed herewith.
10.11.7*	Form of Performance Share Unit Agreement under the Ventas, Inc. 2022 Incentive Plan (CEO)	Filed herewith.
10.11.8*	Form of Restricted Stock Unit Award under the Ventas, Inc. 2022 Incentive Plan (non-CEO Executive Officer)	Filed herewith.
10.11.9*	Form of Performance Share Unit Award under the Ventas, Inc. 2022 Incentive Plan (non-CEO Executive Officer)	Filed herewith.
10.12*	Second Amended and Restated Employment Agreement dated as of March 22, 2011 between Ventas, Inc. and Debra A. Cafaro.	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on March 24, 2011, File No. 001-10989.
10.13.1*	Employee Protection and Noncompetition Agreement dated as of October 21, 2013 between Ventas, Inc. and John D. Cobb.	Incorporated by reference herein. Previously filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 18, 2014, File No. 001-10989.
10.13.2*	Amendment dated December 8, 2017 to Employee Protection and Noncompetition Agreement dated as of October 21, 2013 between Ventas, Inc. and John D. Cobb.	Incorporated by reference herein. Previously filed as Exhibit 10.16.2 to our Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 9, 2018, File No. 001-10989.
10.14.1*	Offer Letter dated September 16, 2014 from Ventas, Inc. to Robert F. Probst.	Incorporated by reference herein. Previously filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on September 29, 2014, File No. 001-10989.
10.14.2*	Employee Protection and Noncompetition Agreement dated September 16, 2014 between Ventas, Inc. and Robert F. Probst.	Incorporated by reference herein. Previously filed as Exhibit 10.2 to our Current Report on Form 8-K, filed on September 29, 2014, File No. 001-10989.
10.14.3*	Amendment dated December 8, 2017 to Employee Protection and Noncompetition Agreement dated as of September 16, 2014 between Ventas, Inc. and Robert F. Probst.	Incorporated by reference herein. Previously filed as Exhibit 10.17.3 to our Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 9, 2018, File No. 001-10989.
10.15.1*	Offer of Employment Term Sheet dated March 20, 2018 from Ventas, Inc. to Peter J. Bulgarelli.	Incorporated by reference herein. Previously filed as Exhibit 10.1.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on April 27, 2018, File No. 001-10989.

Exhibit Number	Description of Document	Location of Document
10.16.2*	Employee Protection and Noncompetition Agreement dated March 20, 2018 between Ventas, Inc. and Peter J. Bulgarelli.	Incorporated by reference herein. Previously filed as Exhibit 10.1.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on April 27, 2018, File No. 001-10989.
10.17.1*	Offer Letter dated December 22, 2019 from Ventas, Inc. to Carey Shea Roberts.	Incorporated by reference herein. Previously filed as Exhibit 10.18.3 to our Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 23, 2021, File No. 001-10989
10.17.2*	Employee Protection and Restrictive Covenants Agreement dated January 21, 2020 between Ventas, Inc. and Carey Shea Roberts.	Incorporated by reference herein. Previously filed as Exhibit 10.2.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 8, 2020, File No. 001-10989.
10.17.3*	Employment Bonus Agreement dated March 4, 2020 between Ventas, Inc. and Carey Shea Roberts.	Incorporated by reference herein. Previously filed as Exhibit 10.2.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 8, 2020, File No. 001-10989.
10.18.1*	Offer Letter dated January 30, 2020 from Ventas, Inc. to J. Justin Hutchens.	Incorporated by reference herein. Previously filed as Exhibit 10.19.2 to our Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 23, 2021, File No. 001-10989
10.18.2*	Employee Protection and Restrictive Covenants Agreement dated February 7, 2020 between Ventas, Inc. and J. Justin Hutchens.	Incorporated by reference herein. Previously filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 8, 2020, File No. 001-10989.
10.19*	Ventas Employee and Director Stock Purchase Plan, as amended.	Incorporated by reference herein. Previously filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, File No. 001-10989.
10.20*	Separation and Transition Agreement, dated as of January 21, 2023, between Ventas, Inc. and John D. Cobb.	Filed herewith.
21	Subsidiaries of Ventas, Inc.	Filed herewith.
22	List of Guarantors and Issuers of Guaranteed Securities.	Filed herewith.
23	Consent of KPMG LLP.	Filed herewith.
31.1	Certification of Debra A. Cafaro, Chairman and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Exchange Act.	Filed herewith.
31.2	Certification of Robert F. Probst, Executive Vice President and Chief Financial Officer, pursuant to Rule 13a-14(a) under the Exchange Act.	Filed herewith.
32.1	Certification of Debra A. Cafaro, Chairman and Chief Executive Officer, pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. 1350.	Filed herewith.
32.2	Certification of Robert F. Probst, Executive Vice President and Chief Financial Officer, pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. 1350.	Filed herewith.
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, (vi) Notes to the Consolidated Financial Statements and (vii) Schedule III and IV.	Filed herewith.

Exhibit Number	Description of Document	Location of Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	Filed herewith.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

ITEM 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2023

VENTAS, INC.

By: _____/s/ DEBRA A. CAFARO_____
Debra A. Cafaro
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DEBRA A. CAFARO Debra A. Cafaro	Chairman and Chief Executive Officer (Principal Executive Officer)	February 10, 2023
/s/ ROBERT F. PROBST Robert F. Probst	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2023
/s/ GREGORY R. LIEBBE Gregory R. Liebbe	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 10, 2023
/s/ MELODY C. BARNES Melody C. Barnes	Director	February 10, 2023
/s/ MICHAEL J. EMBLER Michael J. Embler	Director	February 10, 2023
/s/ MATTHEW J. LUSTIG Matthew J. Lustig	Director	February 10, 2023
/s/ ROXANNE M. MARTINO Roxanne M. Martino	Director	February 10, 2023
/s/ MARGUERITE M. NADER Marguerite M. Nader	Director	February 10, 2023
/s/ SEAN P. NOLAN Sean P. Nolan	Director	February 10, 2023
/s/ WALTER C. RAKOWICH Walter C. Rakowich	Director	February 10, 2023
/s/ ROBERT D. REED Robert D. Reed	Director	February 10, 2023
/s/ SUMIT ROY Sumit Roy	Director	February 10, 2023
/s/ JAMES D. SHELTON James D. Shelton	Director	February 10, 2023
/s/ MAURICE S. SMITH Maurice S. Smith	Director	February 10, 2023

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Leadership

Directors

Debra A. Cafaro
Chairman and Chief
Executive Officer, Ventas

James D. Shelton
Lead Independent Director, Ventas
Former Chairman, Omnicare, Inc.
Former Chief Executive Officer and
Chairman, Triad Hospitals, Inc.

Melody C. Barnes
Executive Director of the Karsh
Institute of Democracy, and
various other leadership roles at
the University of Virginia

Michael J. Embler
Former Chief Investment Officer,
Franklin Mutual Advisers, LLC

Matthew J. Lustig
Chairman of Investment Banking,
North America and Head of Real
Estate and Lodging, Lazard Frères
& Co. LLC

Roxanne M. Martino
Managing Partner, OceanM19 LLC
Former Chief Executive Officer,
Aurora Investment LLC

Marguerite M. Nader
President and Chief
Executive Officer,
Equity LifeStyle Properties, Inc.

Sean P. Nolan
Chief Executive Officer and Chair,
Taysha Gene Therapies, Inc.
President, Nolan Capital, LLC

Walter C. Rakowich
Former Chief Executive Officer,
Prologis, Inc.

Robert D. Reed*
Former Senior Vice President
and Chief Financial Officer,
Sutter Health

Sumit Roy
President and Chief Executive
Officer, Realty Income
Corporation

Maurice S. Smith
President and Chief Executive
Officer, Health Care Service
Corporation

Executive Officers

Debra A. Cafaro
Chairman and Chief Executive
Officer, Ventas

Robert F. Probst
Executive Vice President and
Chief Financial Officer

Peter J. Bulgarelli
Executive Vice President, Office,
Ventas, President and Chief
Executive Officer, Lillibridge
Healthcare Services, Inc.

J. Justin Hutchens
Executive Vice President,
Senior Housing and
Chief Investment Officer

Carey S. Roberts
Executive Vice President,
General Counsel and
Ethics & Compliance Officer

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* Robert D. Reed will retire from the Ventas Board effective as of the 2023 Annual Meeting.





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